U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              FORM 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUER
               PURSUANT TO SECTION 12 (B) OR (G) OF THE
                   SECURITIES EXCHANGE ACT OF 1934


                    AUTOLOGOUS WOUND THERAPY, INC.
        (Exact name of registrant as specified in its charter)

    DELAWARE                                           23-2958959
    (State or other jurisdiction of              (I.R.S. Employer
    incorporation or organization)         Identification Number)

                      1527  BOWMAN ROAD, SUITE G
                     LITTLE ROCK, ARKANSAS  72211
                            (501) 225-8400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          DENNIS G. HENDREN
                PRESIDENT AND CHIEF OPERATING OFFICER
                      1523 BOWMAN ROAD, SUITE A
                     LITTLE ROCK, ARKANSAS  72211
                            (501) 225-8400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

  SECURITIES TO BE REGISTERED  PURSUANT TO SECTION 12(B) OF THE ACT:

                                 NONE

  SECURITIES TO BE REGISTERED PURSUANT  TO SECTION 12(G) OF THE ACT:

                    Common Stock, $.0001 Par Value
                           (Title of Class)

                      FORWARD-LOOKING STATEMENTS

         The Company's management cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as"may," "expect," "believe," "anticipate," "intend," "could," "estimate,""plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's lack of operating history, its ability to produce additional products, governmental regulation of its proprietary wound therapy, the availability of third party payment or reimbursement for its wound care therapy, its need for additional financing and competition. Any forward-looking statements in this report should be evaluated in light of the important risk factors contained in this registration statement. The Company is also subject to other risks detailed herein or that will be set forth from time to time in the Company's filings with the Commission. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT,
    INCLUDING THE FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

    PART I.

    ITEM 1.   BUSINESS.

    OVERVIEW

         Autologous  Wound  Therapy, Inc.  (the  "Company") is  a
    Delaware corporation  formed  on  April 29,  1998.    Formerly
    known as Informatix Holdings, Inc., the Company is the successor in interest by merger of Music and Entertainment
    Network, Inc.,  a Nevada corporation,   which  had previously
    been named  Blue Grizzly  Truck,  Inc.,  Sable Palm  Airways,
    Inc. and  U. S.  Retail, Inc.   The Company is  the surviving
    corporation in a merger between Informatix Holdings, Inc. and Autologous Wound Therapy, Inc., an Arkansas corporation formed December 11, 1998 ("Old AWT"), pursuant to a Plan and Agreement of Merger and Reorganization dated October 22, 1999 (the "Merger").

    The Merger was consummated on November 4, 1999 with Old AWT being merged with and into the Company. In the merger, each share of issued and outstanding Old AWT common stock was converted into fifty (50) shares of Company common stock and fifty (50) shares of the Company's Series B convertible preferred stock after giving effect to a 1:2 reverse common stock split on the Company's common stock effective November 8, 1999. Simultaneous with the consummation of the merger, the name of the surviving corporation was changed to Autologous Wound Therapy, Inc.

        The Company was originally intended to serve as a public shell company, defined as an inactive publically-quoted company with nominal assets and liabilities. It was intended that such a public shell would be attractive to privately-held companies, such as Old AWT, interested in becoming publicly traded by means of a business combination with the Company rather that by offering their own securities to the public. Prior to the Merger, the Company did not engage in any business of any kind. From 1996 to January 13 1998, the Company was inactive and had its corporate charter revoked by the Secretary of State of Nevada. On January 14, 1998, all of the Company's outstanding filing fees, licenses and penalties were paid and the Company's charter was reinstated.

    Prior to the Merger, the Company's most recent activity had been the execution of a letter of intent in March, 1999, to acquire 100% of the outstanding common stock of Videonet Corporation in exchange for certain convertible preferred
    stock.  Negotiations  with respect   to  the  purchase   of
    Videonet Corporation were discontinued and, at that time, the Company was pursuing other viable operating businesses
    or  enterprises.   On October 22, 1999,  the Company entered
    into the Plan and Agreement of Merger and Reorganization with Old AWT and consumated the merger on November 4, 1999. Old AWT was formed on December 11, 1998, to develop, market and sell a proprietary system for the treatment for chronic
    wounds. By  virtue  of  the  Merger,   the Company continues
    the business conducted by Old AWT to develop, market and sell a proprietary system for the treatment for chronic wounds using the AuTolo-Cure TM System (the Business ).

    THE AUTOLO-CURE TM SYSTEM

         Webster's defines "autologous"  as  " derived  from  the
    same  individual".       Prior  to forming  Old  AWT, Charles
    Worden  ("Worden"),  the   inventor  of  AuTolo-Gel  TM,  was
    engaged in research and development of autologous products for the treatment of wounds. The AuTolo-Cure TM system is based upon the use of a process developed by Worden for the application of an autologous platelet-rich concentrated gel to chronic wounds. The process removes platelets from the individual, applies a process developed by Worden to create
    AuTolo-Gel  TM and  then applies  the gel  to the  wound.   By
    using the  patient's own  platelets to  create  the gel,  the
    system  is an  autologous process.   The  Company intends  to
    market and sell its proprietary system for the treatment of chronic wounds presently identified by the servicemark,
    AuTolo-Cure  TM   ("the   AuTolo-Cure TM    system")  .   The
    process  is  identified  by   the  servicemarks,   AUTOLOGOUS
    PLATELET  GEL TM  and  AuTolo-Gel  TM.   The  AuTolo-Cure  TM
    system  will   be  used  by   physicians  and  other   health
    facilities and providers to treat various types of chronic wounds.

         A chronic wound is defined as a wound of three or more months duration. The three foremost types of chronic wounds are diabetic ulcers, venous stasis wounds and pressure sores (such as bedsores). People suffering from these afflictions are commonly affected by debilitating diseases (i.e. diabetes) that affect the circulatory system, resulting in a decreased ability to heal through the body's natural mechanism. The result is a chronic, nonhealing wound that, should its progression not be controlled, could lead to amputation and, ultimately, death. The AuTolo-Cure TM system is a designed to be a turnkey package that will enable a qualified health care provider to use the AuTolo-Gel TM product in the treatment of chronic wounds. In the sense of "turnkey," the Company will provide the user with the machine necessary to remove the patients blood platelets, the disposable products used in that process, the components necessary to formulate the AuTolo-GEL TM, the wound dressings to be applied after the treatment and the necessary training, licensing and support of the user and it's personnel. The AuTolo-Cure TM system will consist of the lease of a machine, an agreement to purchase a monthly minimum number of packs (disposable blood recovery components required for each application of AuTolo-Gel TM), training, authorization and licensing in the preparation of AuTolo-Gel TM, state-of-the-art wound care software (optional) and ongoing technical support by the Company's wound care professionals.


    THE CHRONIC WOUND CARE MARKET

         The chronic wound care market is estimated to be in excess of $ 6.2 billion annually. It is estimated that there were as many as 67,000 chronic wound-related amputations in 1998 in the United States alone. Management believes that with the aging population, these diseases and wounds are on the rise and are expected to continue impacting the health care market at an increased rate of nearly 10% a year. Management also believes that traditional methods of treatment (inert dressings, whirlpools, etc.) have had limited effectiveness in treating chronic wounds. Recently, advances in biotechnologies have made the possibility of proactive therapies and produced an alternative to traditional methods of treatment. Health care manufacturers have invested large sums of money and attention in the proactive market. The health care system, as it turns more toward managed care from fee-for-service, is demanding more cost effective means of treatment and personnel interaction. The outpatient industry, and health care as a whole, is being affected by changing reimbursement environments. The traditional methods of chronic wound treatment call for frequent dressing changes and personnel interaction to control infection and advancement. Management believes that the proactive approach, in part, has the potential of not only accelerating healing rates, but also providing relief to the traditional labor-intensive treatments.

         The Company believes that the chronic wound market is best suited for introduction to AuTolo-GelTM The three most common types of chronic wounds are diabetic foot ulcers, venous stasis ulcers, and decubitus ulcers (bedsores).

    Following are some facts and estimates regarding these most common types of chronic wounds:

               Diabetic Foot Ulcers

               Diabetes mellitus is a group of diseases characterized by high levels of blood glucose as a result of defects in insulin secretion or insulin action. The US estimates are that
               15.7 million people, or 5.9% of the population, have diabetes. There are four types of diabetes:

                    Type 1

                    Previously   called   insulin   dependent
                    diabetes  mellitus  (IDDM)  or  juvenile-
                    onset  diabetes.    Type 1  diabetes  may
                    account for 5%  to 10%  of all  diagnosed
                    cases.   Generally, risk factors of  Type
                    1 diabetes are less than Type 2.

                    Type 2

                    Previously  called non  insulin-dependent
                    diabetes mellitus (NIDDM) or  adult-onset
                    diabetes.   It  is  believed that  Type 2
                    diabetes accounts  for up  to 95% of  all
                    diagnosed  cases in  the  U.S.   African-
                    Americans,  Native American  Indians  and
                    Pacific  Islanders  are  at  particularly
                    high  risk  for  Type 2  diabetes.   Risk
                    factors  include   older  age,   obesity,
                    family history and race/ethnicity.   This
                    type has a greater risk for developing chronic ulcers.

                    Type 3

                    Gestational diabetes.

                    Type 4

                    All other specific types.

               Complications   of   diabetes   include  heart
               disease, stroke, blindness, high blood pressure, kidney disease, nervous system disease, amputations (from ulcers, etc.) and others. Treatments such as education and prevention knowledge are more prevalent today as the disease is on the increase. There is currently no cure for diabetes.

               It has been estimated that Type 1 diabetic patients spend over $1 billion on insulin, consume $300 million in bandages and dressings, and account for $1.2 billion in nursing services on an annual basis. Worldwide estimates of the foot ulcer market are as follows:

                                      Patients

                   US            Europe            ROW*            TOTAL
                 ___________________________________________________________
                 750,000          980,000        1.1 million     2.8 million
 ($ Spent        $450 million    $590 million   $400 million    $1.4 billion
    annually)

  * Rest of World

               The large manufacturing companies, such as Johnson & Johnson, Smith & Nephew, Chiron and

               3M dominate the market for products for the treatment of foot ulcers. With diabetes on the rise and an increasing and aging population, the number of annual foot ulcers is expected to increase. As stated earlier, the changing environment and the need for better treatments is expected to continue to fuel a change from traditional (inert) to a proactive philosophy. AuTolo-Gel. TM, the
               Company believes, can be used in the treatment of foot ulcers, improving cost containment and treatment efficacy.

               Venous stasis ulcers (VSUs)

               Several elements and diseases may contribute to VSUs. Typically they occur just above the ankles on sedentary elderly people. Blood flow becomes sluggish, leading to skin cell deaths. As the skin cells die from oxygen starvation brought on by poor circulation, an open wound is left with a poor chance of healing. Management believes that the market should, under current treatment regimens, continue to grow for the same population issues as the diabetic ulcer market. Some worldwide annual estimates for the VSU market are:

                                      Patients

                   US            Europe        ROW*            TOTAL
                __________________________________________________________
                800,000          980,000        1.9 million     3.6 million
 ($ Spent       $730 million    $820 million   $1.4 billion    $2.9 billion
    annually)

  * Rest of World

               The VSU market is expected to be an early target for the Company. Management believes that AuTolo-Gel TM may be applicable to a greater percentage of venous stasis patients than diabetics, as there appear to be less symptoms of disease that may exclude them from treatment.

               The Company is attempting to develop a joint study program utilizing AuTolo-Gel TM on VSUs with a nationally recognized teaching institution. Although the cooperative program is yet to be finalized, management is hopeful that the study could begin within a few months.

               Decubitus ulcers

               Decubitus  ulcers (bedsores)  form  when the
               skin is  under pressure via  immobility  for
               10-12 hours. Normally healthy people tend to move throughout the night, keeping the blood flow balanced. Paraplegics and immobile elderly people lack the ability to shift body weight on their own, and thus account for the vast percentage of decubitus ulcers.

               Again due to the aging population, the decubitus ulcer market is expected to grow at an increased rate relative to the other main chronic wound types. The 55 and over segment of the US population is anticipated to grow at an estimated 2.5 times the rate of the general population in the next six years. Nursing home bed capacity (US) is 1.7 million, with an average occupancy of 90%. Some estimates indicate that up to 60% of the nursing home population (not to mention hospital and home patients) have open bedsores at any one time. Management believes that the problem is immense, as generally the rest of the world's elderly care is, on the average, less than that in the U.S. Some of the worldwide market estimates are:
                                                    Patients

                   US            Europe        ROW*            TOTAL
                _________________________________________________________
                690,000          900,000       4.5 million     6.1 million
 ($ Spent      $220 million     $285 million   $1.4 billion   $1.9 billion
    annually)

   * Rest of World

               Management   believes  that   many  nursing   home
          patients are too advanced in age and/or malnutrition to make good candidates for treatment with AuTolo-Gel. TM . The market is almost entirely dominated by traditional dressings. Prevention regimens are still the best deterrent. Because of the proactive status of AuTolo-Gel TM, the treatment involving venous entry (which may not be possible on some nursing home patients) and nutrition playing a major role in healing, the Company believes this market to be the least likely of the three for initial entry. However, management believes that there is a certain percentage of these people that can benefit from AuTolo-Gel TM . The Company intends to integrate long term care facilities into the early stage marketing plan.

               These three markets represent the bulk of the chronic wound market as a whole. The combined estimates from these sources are: 12.5 million annual patients accounting for $6.2 billion in annual health care dollars. At this time, management believes that there is no other product available on the market that employs the amount of growth factors and is autologous. The Company believes that, if its case studies and marketing efforts prove successful, AuTolo-Gel TM will become widely accepted as a cost-effective and successful alternative to other treatments for chronic wounds.

          MARKETING  PLAN

               Autologous Wound Therapy, Inc., as a developing entity, is just beginning to enter the initial marketing stages. The Company will initially self-market. From the home office in Little Rock, management believes that the Company can have a potential sales presence covering Arkansas, Eastern Oklahoma, Southern Missouri, Southern Kansas, Northern Texas, Louisiana, Northern Mississippi, and Eastern Tennessee, without additional personnel.

               The Company intends to market the AuTolo-Cure TM system by means of providing end-users (health care providers and facilities) with AuTolo -Cure License packages. The License package consists of sequestration machine used to isolate platelets, an agreement to purchase a set monthly minimum number of packs (disposable blood recovery components required for each application of AuTolo-Gel. TM ), training, authorization and licensing in the preparation of AuTolo-Gel TM, state-of-the-art wound care software software (optional) and ongoing technical support by the Company's wound care professionals.

               Management anticipates the AuTolo -Cure Licenses will have a term of three years, with renewal capability. The AuTolo -Cure License will provide a facility with the ability to prepare and administer AuTolo-Gel TM to its patients within its own location in a turnkey manner. The license will be a non-exclusive arrangement; however, in some areas, an exclusive market license package may be offered.
          Management believes that this method of product implementation will be cost-effective and attractive, as existing physicians and personnel will be utilized, eliminating outsourced, high-expense management contracts. The Company has executed licenses in Texas, Arkansas and is negotiating other licenses for the AuTolo-Cure TM system.

               The company intends to grant development rights to certain agents authorizing the agents to market the AuTolo-Cure TM system on behalf of the Company. Agents will present potential candidates for licensing to the Company for consideration and the Company will determine whether or not to grant such license in its sole and absolute discretion. The company intends to pay a commission of approximately twenty-eight percent (28%) of the intial license fees received to the developer that is responsible for presenting the licensee to the Company. A potential licensee may purchase multiple licenses based upon the number sequestration machines needed at the licensee's facility. Each license only includes the authoitity to use one sequestration machine.

               The Company's marketing strategy is to reach all levels of wound care providers. The traditional targets of hospitals and large specialty facilities are part of the Company's targeted markets; however, management believes that these entities are subject to significant amounts of corporate and regulatory requirements, such that it generally take some time for such organization to make and implement a decision. The Company has identified additional potential end-users that are not traditionally targeted and believes that a strategy of approaching them with a state of the art, turnkey system as a catalyst into the larger targets is an efficient means of obtaining market share for its process.

               The chronic wound care market has been broken down
          into   three  segments,   which  are   being  developed
          simultaneously by the Company:


                1.  Global Marketing Partners

                This segment includes the large manufacturing companies, pharmaceuticals and major health care concerns.


                2.  Hospitals and Wound Care Providers

                This segment includes acute care facilities, wound care centers, nursing homes, wound care provider chains and companies.


                3.  Private Operators

                Including home health  service companies,  family
                practitioners,   podiatrists,   private  practice
                groups and potential start-up initiatives.

                Because of the potential offered by each segment and the operational strategy of the Company, an initial entry plan has been developed for each.

               Global Marketing Partners

               The Company is currently exploring the possibility of securing one or more marketing partners in this segment. Because of the obvious reasons of existing sales forces and customer bases, as well as resources for product protection, the Company believes that a strategic partnering would be the quickest route to worldwide market. The wound care industry appears to be shifting focus from traditional methods of wound care to new, proactive approaches. Currently, the Company has contacted two such entities and serious discussions are ongoing with one. A partnership or strategic alliance would likely involve a licensing of the AuTolo-Cure System and AuTolo-Gel in exchange for an initial licensing fee and continuing royalties on future sales and revenues. The Company intends to continue these efforts.


              Hospitals and Wound Care Providers

               The American Hospital Association reports that there are approximately 6,100 hospitals in the United States which collectively operate 1,035,390 staffed beds with admissions in excess of 33,500,000 in 1998. The total expenses of these AHA registered hospitals in 1998 was in excess of $340,000,000,000.00.
               The Company has devised, what it believes, the best route into these end-users relative to the nature of the business. The plan contains two parts, phase A and phase B.

               Phase A

               Several hospitals with wound care centers are now being approached with a user-friendly, 90-day, no further obligation review period of AuTolo-Gel. TM Under the plan, a targeted facility will be given the chance to review the efficacy of AuTolo-Gel TM for 90 days with minimum pack usage obligations. The Company will provide the machine and technicians for production of AuTolo-Gel TM at the facility. The physician or attending personnel will apply the gel to the selected wound care patients.

               After the 90-day period, the Phase A participants will be afforded the opportunity to become fully certified and licensed as AuTolo -Cure facilities.

               Because of the high-profile status of the phase A targets, and their affiliations with hundreds of additional facilities, management believes that the trickle-down effect from these hospitals will be significant, thus allowing further licensing of the AuTolo -Cure system.

               Phase B

               Phase B includes the licensing and further contracting with hospitals and wound treatment centers following Phase A and further AuTolo -Cure license marketing efforts. As the corporate goals of additional documentation and wide recognition of the product are met, it is anticipated that the rigors of a 90-day review period will not be necessary and Phases A and B will be merged and hospitals and wound treatment centers will immediately acquire licensing for the AuTolo -Cure system.


               The Company continues to evaluate the need for a Phase A program given the clinical results and acceptance of the AuTolo -Cure System. It is likely that the Phase A program would be discontinued prior to

          December 31, 2000.

               Private Operators

               In the Company's initial test marketing efforts in Arkansas, it is apparent that there is a major market
          available   in    the   private   sector.       Private
          practitioners, such as family doctors, podiatrists and home health care providers have shown very high interest in AuTolo-Gel TM and the AuTolo -Cure system. These physicians and service providers are seeing the vast number of the patients with wounds prior to their being referred to acute care facilities. With access to the latest technology, the potential of retaining patients, increasing patient base and new treatment opportunities, management believes that the potential income stream from an AuTolo -Cure license can be extremely attractive to the private practitioners.

               In the case of the individual practitioners and podiatrists, the largest drawback is the number of patients seen that could benefit from AuTolo-Gel TM . Although these professionals are seeing the largest percentage of wounds prior to the hospitals, the number of patients is spread out among many providers. For example, a single podiatrist may see 40 to 60 patients annually who are potential cases for AuTolo-Gel TM. When multiplied by ten area podiatrists, there would be a combined total of 400 to 600 potential cases within a geographic area. The potential individual cases of 40 to 60 are not enough to sustain an AuTolo-Cure TM license, but the combined cases would be more than sufficient.

               In order to address this dispersion of potential AuTolo-Gel TM patients among multiple providers, the Company is considering the possibility of licensing private operators such as home health providers. A private operator in any given area could make the process available to multiple private facilities by means of mobile AuTolo -Cure units. The machine and necessary packs, as well as ancillary equipment, are portable (they fit in the back seat of a compact car) and through proper scheduling, a single unit could serve several facilities.
               In addition to the private physician offices, management believes that nursing homes are a viable target market for private operators. Notwithstanding the possible limitations to treatment in the decubitus market (as described above), management feels that the possibility of drawing patients from this environment is significant. Nursing homes generally have staff doctors providing the health care needs of the patients. These doctors may prescribe AuTolo-Gel TM treatment. Possible civil liability, regulatory fines and censures regarding bedsores may overshadow reimbursement issues for a nursing home. AuTolo-Gel TM may be a way to address these exposures for nursing homes.

               Home health companies are also part of the private operator market for AuTolo-Gel TM. Management believes that home health companies treating patients with chronic wounds spend significant amounts on nursing through daily regimens of dressing changes. The put it on and leave it alone protocols of AuTolo-Gel TM may provide a major positive impact on operating expenses while increasing the efficacy of treatment.

               Management   believes    that   some    additional
               incentives are:

          *    Quick route to market

          * New treatment and revenue capability (physicians) in a reducing reimbursement environment

          * Cost effective (apply AuTolo-Gel TM and do not revisit for 5-7 days)

          * Effective back-door to hospitals (the hospitals will begin to feel the revenue loss from decreased referrals)

          *    Incentive   for   franchisees   to   protect   the
               technology from infringement.

     The possibility of contracting with one or more distributors is being explored to quickly cover the largest portions of segments 2 and 3.

          The Company is beginning to contact potential operators in segment 3 and plans to advertise through trade shows and publications. It is important to understand that, due to the fledgling status of the Company and product and the enormity of the market, the Company intends to maintain
     flexibility  in   the  final   determination  of   marketing
     strategies and pricing.

          The Company is approaching each of the three market segments simultaneously. Segment 1 is underway with
     discussions being initiated.   Segment  2 is  underway  with
     the Company and consultants actively approaching high profile, chain-affiliated hospitals and wound care centers with the user-friendly phase A entry plan. Segment 3 is developing, with the first developer programs going into effect in Arkansas and Texas. The possibility of entering the long-term care facilities is also being explored.

          The Company believes that through a planned schedule of public education and awareness of the product campaigns, patient word of mouth will be the catalyst to introduce AuTolo-Gel. TM into each market segment. Management further believes that with market awareness, people suffering from chronic wounds will request AuTolo-Gel TM as an alternative to long, costly traditional care methods and certainly as one to amputation.


     INTELLECTUAL PROPERTY RIGHTS

          Worden developed and was the owner of certain intellectual property rights, including the exclusive rights to use, market and exploit the process of treatment of chronic wounds. Pursuant to an Assignment from Worden effective as of April 27, 1999, the Company has the exclusive right to utilize the process to make and apply AuTolo-Gel TM and full and exclusive right, title and interest, both national and international, to certain patent applications identified as the Patent Cooperation Treaty Application entitled Enriched Platelet Wound Healant, filed February 13, 1999, Serial No. PCT/US99/02981; United States Provisional Patent Application entitled Autologous Platelet Gel Preservation, filed June 22, 1998, Serial No. 60/090, 167; and United States Provisional Patent Application entitled Autologous Platelet Gel Antibiotic, filed August 26, 1998, Serial No. 60/097, 897 (collectively, the "Applications"), together with all Letters Patents issued in the United States and elsewhere on any other Applications (the "Patents"). The Applications and the Patents being collectively referred to as the "Technology". As consideration for such Assignment, the Company has agreed to pay Worden pursuant to a Royalty Agreement described in Item 7 below.

          In addition to the Technology, the Company has the exclusive rights to the use of certain trademarks and servicemarks including Autologous Platelet Gel, AuTolo-Gel TM, and AuTolo-Cure TM. The Company considers its trademarks to be material to its business. The Company's rights to such trademarks will last indefinitely so long as the Company continues to use and police the marks and to renew filings with the applicable agencies. The Company is not aware of any adverse claim concerning any of its owned or licensed marks.

          The failure of the Company to obtain the Patents could have an adverse effect on the Company's ability to compete in the wound care market given its size and resources compared to that of its competitors descirbed below.

     COMPETITION

          The following information regarding competing products has been compiled by the Company from public sources believed to be reliable. It is not intended to infer independent knowledge of the products, other than AuTolo-Gel TM. The following is not intended to be a complete independent survey of any and all potential competing products, rather a synopsis of the products that the Company believes are the closest competitors to AuTolo-Gel TM . Independent research of the markets and products is encouraged.

          Currently, to the Company's knowledge, there are no other multi-growth factor products (products stimulating multiple cell regeneration versus a single conversion) widely available on the market that are comparable to AuTolo-Gel TM. The autologous nature of AuTolo-Gel TM and being within the practice of medicine (physician applied) represents a deviation from the norm of packaged topical products and opens a door that has not previously been available. To management's knowledge, there are two products available today that employ growth factor(s).

     Regranex is a single growth factor product bioengineered from baker's yeast. Johnson & Johnson and Ortho-McNeil are jointly marketing Regranex. Having received FDA approval in late 1997, Regranex went to market in 1998. Inquiry by the Company into the effectiveness of Regranex on chronic wounds has provided little support for efficacy. However, being the only widely available growth factor product on the market, Regranex sales figures surpassed 50 million in its first year. Estimates put prescriptions for Regranex in 1998 at over 133,000 tubes at an average cost of $375.00 per tube. Management believes that the commercial success of Regranex is due to the marketing strength of Johnson & Johnson, and to the fact that Regranex has been the only widely available growth factor product for chronic wound treatment.

     Procuren is an autologous growth factor topical, owned and produced by Curative Health Services, Inc (CURE, Nasdaq). Curative has been focused on total wound care as a whole through hospital management contracts for outpatient services and using Procuren as an adjunct therapy. A patient undergoes screening for blood transmitted diseases and blood donation criteria. If inclusion criteria is met, blood is collected for processing. The whole blood is shipped to one of Curative's processing facilities where Procuren is produced. The product is then shipped, frozen, to the patient for self-application. A normal full treatment cycle would include 75 to 92 (avg.) 10cc doses in individual tubes. Presently, Procuren is only available through Curative-managed facilities. Procuren was introduced into the market in 1989. Management believes that revenues from sales of Procuren in 1998 generated approximately $15 million.

          There are currently under development by several companies, new proactive approaches to wound care treatment, such as bioengineered living tissue for grafting. Because of the size and increasing nature of the market, the Company believes that there will be more and more attention given to proactive solutions. However, at this time and based upon the limited amount of testing done, management believe that there is nothing that is more effective than AuTolo-Gel TM for the treatment of chronic wounds.

          The Company has initially priced AuTolo-Gel TM to end-users at a cost below that of its perceived competitors. In addition, management believes that the advanced technology of AuTolo-Gel TM will considerably shorten full treatment course times from those of its competitors, and, thus, reduce the full treatment cost significantly below that of its competitors.

          As outlined in the discussion of the Intellectual Property Rights above, the inability of the Company to obtain the patent protection necessary for the AuTolo-Cure TM system could have an adverse effect on the Company and
     its  business.   With  Johnson & Johnson,  Ortho-McNeil  and
     Curative as the Company's main competitors in the chronic wound market, all billion dollar companies, the sheer enormity of their resources compared to those of the Company could preclude the Company from effectively competing in the business without the Patents.

     REGULATION

          The Food and Drug Administration ( FDA ) regulates the development, manufacture, and marketing of drugs and certain biological products. The Federal Food, Drug and Cosmetic Act (the FDC Act ) defines a drug as "articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals." Thus, AuTolo-Gel TM would most likely be considered a drug. The Public Health Service Act (the PHS Act ) regulates biological products , which are defined as a "virus, therapeutic serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product, or arsphenamine or derivative of arsphenamine (or any other trivalent organic arsenic compound), applicable to the prevention, treatment, or cure of a disease or condition of human beings." As a blood product, AuTolo-Gel TM would also be considered a biological product. While biological products are subject to regulation under both the FDC Act and the PHS Act, they are required to be licensed under the PHS Act instead of being treated as a new drug under the FDC Act. Furthermore, the PHS Act only requires a license for any biological product that is transported across state lines (from one state to another).

          Generally speaking, the FDA requires testing of a new 'drug' in accordance with regulatory requirements in the laboratory and, as appropriate, in clinical settings to establish product performance before marketing. After marketing has commenced, FDA clearance must be obtained before making certain types of product changes. While AuTolo-Gel TM is most likely a biological drug subject to the FDA's regulation, management believes that since it is prepared on site and not shipped across state lines that the FDA will not require any form of premarket approval or licensing of AuTolo-Gel TM. This is because AuTolo-GelTM, as a biological drug, is subject to licensure under the PHS Act, which only requires licensure if the product is transported across state lines. AuTolo-Gel TM will be made under the supervision of a physician at the location of the patient and applied topically to the patient at the same location.
          Although AuTolo-Gel TM may not be subject to premarket approval or licensing, AuTolo-Gel TM may still be subject to FDA regulation. The FDA could take enforcement action against the Company or an AuTolo-Gel TM user alleging that the product is unsafe or that claims made for the product are false or misleading. The FDA might also seek to have a physician or hospital that is using AuTolo-Gel TM register with the FDA as a drug or blood manufacturing facility. There is no assurance that the FDA will agree with management of the Company that AuTolo-Gel TM is not subject to premarket approval or licensing or that the FDA will not subsequently change its position and seek to regulate AuTolo-Gel TM more extensively.

          In the event the FDA takes a position that AuTolo-Gel TM is subject to licensing and regulation under either the FDC Act or the PHS Act, such a position could have an adverse effect on the Company and its business. Although management believes that it can comply with expected FDA regulation, increased FDA regulation, including premarket approval or licensing, the costs of compliance, delays in getting AuTolo-Gel TM introduced into the market or delays in licensing activities for the AuTolo-Cure TM system could have an adverse effect on the Company.

     REIMBURSEMENT

          Separate reimbursement by Medicare, Medicaid and third party payors (insurance carriers, etc) for some or all of the patient costs of AuTolo-Gel TM has not been obtained as of the date of this filing. As with any new medical product, device, process or procedure, efficacy and advantages of use must be shown to secure reimbursement from Medicare, Medicaid and third party insurance payors. The Company has formulated a strategic reimbursement plan in compliance with current reimbursement and payment guidelines and treatment codes. Additionally, the Company is developing data on the cost of treatment and savings using Auto-Gel in an effort to approach Medicare, Medicaid and third party insurance payors and develop separate reimbursement for the process. At this time, it is believed that third party payers will be the first to reimburse the product. Due to regulatory issues revolving around reimbursement by the government agencies, reimbursement for Medicare and Medicaid patients may or may not be ultimately obtained.

          Management believes that the need for AuTolo-Gel TM exists and the advantages of patient use are being shown in the Company's initial tests. The Company believes that the cost-effectiveness of AuTolo-Gel TM compared to traditional, reimbursable products and procedures currently reimbursed will be a catalyst for payers to approve AuTolo-Gel TM for reimbursement approval. However, failure to obtain approval for reimbursement would adversely affect the Company and its operations.


     ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF  FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

          Prior to the Merger, the company had no products or services and was not conducting any viable enterprise. By virtue of the Merger, the Company acquired the business conducted by Old AWT to develop, market and sell the proprietary AuTolo-Cure system. Since the formation of Old

     AWT, the Company has been engaged in extensive research and testing of AuTolo-Gel and the development of the AuTolo-Cure system. The Company's current activities include:

     1.   Research and clinical testing of AuTolo-Gel.

     2.   Development of clinical results and case studies.

     3.   Development of licensing agreements.

     4.   Patent and trademark applications.

     5.   Negotiation of licensing agreements.

     6.   Raising working capital.

     7.   Negotiation of strategic alliance with Global Marketing
          Partners.

     8.   Development of marketing plan and distribution methods.

     9.   Recruiting key management and sales representatives.

     10. Development of reimbursement strategies, discussions with third party payors.

     11. Testing of sequestration equipment, development of AuTolo-Cure treatment packs and packaging, negotiation of equipment leasing arrangement.

          For a complete understanding of the foregoing activities, the Management Discussion and Analysis should be read in conjunction with Part I. Item 1. Description of the Business and Part F/S - Financial Statements to this Form 10-SB.

     RESULTS OF OPERATIONS

          The Company is a development stage company and had only limited operation through September 30, 1999. During the period from inception, December 11, 1998, through September 30, 1999, $478,162 of net cash was provided to the Company through sales of stock described in Part II Item 4 Recent Sales of Unregistered Securities and loans from stockholders. During the same period, the Company realized revenues of $1,100 and incurred $746,952 for salaries and wages, $1,053,681 for consulting expenses, $69,062 on legal expenses and $120,569 for general and administrative costs and retained $128,063 in cash reserves for future operations. Of the $746,952 of salaries and compensation expense and $1,053,681 for consulting, $556,875 and $994,950, respectively, represented the expense recorded as a result of the issuance of stock options and warrants to employees and consultants and does not represent cash outlays by the Company.

          The Company, through Old AWT, commenced operations in the fourth quarter of 1999. As of the date of this Form 10-SB, the Company has executed two license agreements for the AuTolo-Cure System and will realize gross revenues of $90,000 from the initial licensing fees over the life of the licenses. For the remainder of 1999 and the first two quarters of 2000, the Company expects to incur additional costs for the testing and development of the AuTolo-Cure system, clincal testing, legal and professional fees for licensing, reimbursement and patent and trademark services and to expand the promotion and marketing of AuTolo-Gel and the AuTolo-Cure system. Management believes that the working capital to be provided by the $1,200,000 private placement described in the Liquidity and Capital Resources section below and the revenues generated from the intial licensing fees and sales of the AuTolo-Cure treatment packs shall be sufficent to meet the operating needs of the Company through the end of 2000. For a more complete description of the Company's plan of operation for the next twelve months, see the "MARKETING PLAN" discussion under Part I above.

         The Company does not anticipate any significant purchases or sales of plant or significant equipment. The Company currently leases the sequestration machines provided to licensees of the AuTolo-Cure system. In the event the Company is no longer able to obtain leasing agreements and is required to purchase the machines, the Company could see an increased need for working capital to fund the acquisition of such machines. However, since the acquisition of the machines are variable in nature and required only in connection with the execution of a license for the AuTolo-Cure system, Management believes that the initial licensing fees will provide an adequate source of financing for the acquisition of the machines, if leasing is not an alternative.

         The Company currently has nine employees and anticipates adding eight to ten employees, including a chief financial officer and one additional office/administrative assistant. The remaining personnel to be added would be site implementation personnel hired to install and train a licensee's personnel in the use of the AuTolo-Cure system at the licensee's location. The timing of the hiring of such site personnel will be based upon licensing activities and on an as needed basis. The working capital to fund the cost of the site implementation teams will be provided from the intial licensing fees paid by the licensee and is a variable cost to the Company.

         Because of the potential response to the AuTolo-Cure system and the timing of the awarding of the Patents, these events could significantly increase demands on the Company's resources and personnel. While most of the expenses in connnection with the AuTolo-Cure system and sale of the treatment packs are variable costs based on demand, the Company could require significant additional working capital if the response is as anticipated and specifically if Patents are issued and third party reimbursement is obtained for the AuTolo-Gel treatment.

     LIQUIDITY AND CAPITAL RESOURCES

          As of the date of this Form 10-SB, the Company has not generated positive cash flow from its operations. This is due primarily to the start-up nature of its operations, investment in development and clinical testing of Autolo-Gel and the building of a corporate infrastructure to support its future operations. Funding to date has ben in the form of private placements of common stock and debt financing from the Company's shareholders. In November, 1999, the Company converted certain of its existing shareholder loans to shares of Series A 5% Preferred Stock.

          Through a private placement, the Company has received a commitment to provide $1,200,000 of working capital during the period beginning January 1, 2000 and ending December 31, 2000. The working capital is to be raised through subscriptions to the Company's common stock at the rate of $300,000 per calendar quarter or as otherwise agreed by the Company's Board of Directors. The issuance of the additional common stock will be nondilutive to those stockholders of the Company holding Series B Convertible

     Preferred Stock. Shareholders other than Series B Preferred Stockholders will be diluted as this equity is raised, but such dilution is not believed to be substantial. The issue price shall be the average of the opening and closing market price for the Company's common stock as of the last trading day immediately preceding the date such shares are issued.
     Management believes that the working capital provided by this private placement and the revenues generated from the initial licensing fees and a sales of the AuTolo-Cure treatment packs shall be sufficient to meet the operating needs of the Company through the end of 2000.

          Th failure of the Company to obtain the $1.2 million in committed financing on the terms outlined in the preceding paragraph or the need to raise additional working capital could require the Company to delay, curtail or terminate some of its development and clinical testing, sales and marketing efforts and could otherwise have an adverse impact on its operations. Any additional equity financing required in such an event may involve significant dilution to the Company's shareholders.

     ITEM 3.  DESCRIPTION OF PROPERTIES.

          The Company owns no materially important physical properties. It leases offices in the United States at 1523
     Bowman  Road, Suite A, Little Rock, Arkansas 72211.

     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
     MANAGEMENT.

          (A) Names and addresses of the known beneficial owners of more than five percent (5%) of the Company's common voting shares, Series A Prefereed shares and Series B Preferred shares as of November 10, 1999 were:

                Name and Address of        Amount and     Percent of Class
Title of Class  Beneficial Owner           Nature of    Beneficial Ownership(5)
--------------  -------------------        ----------    --------------------
Common         Quasar Investments, LLC      5,050,000 (1)(2)      49.6%
               1527 Bowman Road, Suite G
               Little Rock, Arkansas 72201

Common         BDR Consulting, Inc.         5,050,000 (2)(3)      49.6%
               1527 Bowman Road, Suite G
               Little Rock, Arkansas 72201

Common         Charles E. Worden              525,000              5.2%
               7201 Hwy. 300
               Little Rock, AR  72223

Common         Keith Bennett, MD
               301 Bel Aire
               Hot Springs, Arkansas  71901   635,000 (4)          6.2%

Series A
Preferred      Rozel International Holdings   575,000             35.38%
               Road Town
               Tortolla British Virgin Islands

Series A
Preferred      FAC Enterprises                125,000              7.69%
               4960 S. Virginia #300
               Reno, NV  89502

Series A
Preferred      Millworth Investments          225,000             13.85%
               4960 S. Virginia #300
               Reno, NV  89502
Series A
Preferred      Ben-CAL Properties             250,000             15.38%
               9665 Wilshire Blvd Suite M-19
               Beverly Hills, CA  90212

Series A
Preferred      SPH Equites                    100,000              6.15%
               648 Post Road
               Wakefield, RI  02879

Series B
Preferred      Quasar Investments, LLC      5,050,000 (1)(2)       82.4%
               1527 Bowman Road, Suite G
               Little Rock, Arkansas  72201

Series B
Preferred      BDR Consulting, Inc.         5,050,000 (2)(3)       82.4%
               1527 Bowman Road, Suite G
               Little Rock, Arkansas  72201

Series B       Charles E. Worden              525,000               8.8%
Preferred      7201 Hwy. 300
               Little Rock, AR  72223

Series B
Perferred      Keith Bennett, MD
               301 Bel Aire
               Hot Springs, Arkansas  71901   500,000 (4)           6.9%


     (1) Quasar Investments, LLC ( Quasar ) owns directly 2,550,000 common voting shares and 2,550,000 voting shares of Series B preferred stock of the Company. Quasar is an Arkansas limited liability company managed by BDR Consulting, Inc.

     (2) Quasar Investments, LLC is a party to a Voting Agreement dated effective November 4, 1999, and has voting control of 5,050,000 common voting shares of the Company in the nomination and election of directors and decisions regarding the merger, consolidation, liquidation, reorganization of substantially all of the Company's assets. BDR Consulting, Inc., as the managing member of Quasar would exercise the voting rights with respect to the shares covered by the Voting Agreement as manager.

     (3) BDR Consulting, Inc. owns directly 119,986 common voting shares and 119,986 voting shares of Series B preferred stock of the Company and is the managing member of Quasar would exercise the voting rights with respect to the 5,050,000 shares covered by the Voting Agreement.

     (4) Dr. Bennett and Bennett Medical, LLC have been granted warrants to acquire 250,000 common voting shares and 250,000 voting shares of Series B Preferred stock. The exercise of each warrant grants Bennett the additional option to acquire one share of common voting stock and one share of Series B Preferred stock for each share acquired as a result of the exercise of the warrant, up to 250,000 common voting shares and 250,000 voting shares of Series B Preferred stock. Additionaly, Dr. Bennett has been granted the option to acquire an additional 135,000 common voting shares of the Company.

     (5)  Determined on a fully diluted basis.

     (B) The common voting shares of the Company beneficially owned by each Director and Executive Officer of the Company as of November 10, 1999, are set forth below:


                                             Amount and
                                             Nature of
                     Name and Address of     Beneficial
Title and Class      Beneficial Owner        Ownership     Percent of Class(4)
-----------------    ------------------     -----------     ----------------
Common                Dennis G. Hendren     422,969 (1)          4.1%
Common                William L.Brown       350,000 (2)          3.4%
Common                W. Michael Chunn      150,000 (3)          1.5%
Series B Prefereed    Dennis G. Hendren     422,969 (1)          5.4%
Series B Preferred    William L. Brown      350,000 (2)          4.7%
Series B Preferred    W. Michael Chunn      150,000 (3)          2.0%


     (1) Mr. Hendren owns directly 172,969 common voting shares and 172,969 Series B Preferred shares of the Company. Mr. Hendren has been granted nonqualified stock options to acquire 250,000 common voting shares of the Company which are subject to certain vesting and other restrictions on exercise.

     (2) Mr. Brown has been granted nonqualified stock options to acquire 350,000 common voting shares 350,000 Series B Preferred Shares of the Company which are subject to certain vesting and other restrictions on exercise.

     (3) Mr. Chunn has been granted nonqualified stock options to acquire 150,000 common voting shares 150,000 Series B Preferred shares of the Company which are subject to certain vesting and other restrictions on exercise.

     (4)  Determined on a fully diluted basis.

     ITEM 5.   DIRECTORS,  EXECUTIVE   OFFICERS,  PROMOTORS   AND
     CONTROL PERSONS.

     Mr. Dennis G. Hendren
     _____________________

     President and CEO, Director
     Mr. Hendren, age 52, joined the Company from Curative Health Services, Inc., a publicly traded company, where he was employed for eight years, having last served as Vice President of Processing Operations. Some of his responsibilities included; staffing, training, operations and budgetary duties. Previously, Mr. Hendren served as technical director for two major community blood banks. He has extensive experience in FDA registration and licensure, as well as technical aspects of wound care and resulting product  formulation.  Mr.  Hendren graduated  with a  BS in
     Biology from Emporia State Teachers College. He is a registered Medical Technologist with a Specialist in Blood Banking. Mr. Hendren brings a wealth of experience in wound care management from a corporate perspective to the Company and will be responsible for overseeing every aspect of the Company.

     Mr. William L. Brown
     ____________________

     Chief Operating Officer, Secretary and Director

     Mr. Brown, age 47, joined the Company from Curative Health Services, where he served as program director for wound care operations in Arkansas. His duties included; marketing, physician management, wound care center operation, hospital protocol and product application. Prior to this, Mr. Brown served as Administrative Director of Respiratory Medicine, Sleep Disorders and Hyperbaric Medicine at Washington Regional Medical Center, Fayetteville, Arkansas. Mr. Brown holds a BS in Biological Science from Missouri Southern University and is registered with the National Board for Respiratory Care. Currently, Mr. Brown's Master of Health Science thesis is being reviewed for approval at the University of Arkansas. As COO of the Company, Mr. Brown will oversee all operational aspects of the Company including: personnel policy, product implementation and production, sales and marketing development, and internal affairs.

     Mr. W. Michael Chunn
     ____________________

     Vice President/Marketing and Operations, Director

     Mr. Chunn, age 52, comes to the Company from Conway Regional Medical Center, where he most recently served as Assistant Clinical Director. Duties included: Directing transfusion services, scheduling for clinical activities and laboratories, continuing education and safety administration. Prior to 1993, Mr. Chunn served twenty years with the American Red Cross, including thirteen years an Administrator. Mr. Chunn's tenure included most aspects of the Red Cross operation such as budgeting, forecasting, and blood services marketing management. Mr. Chunn received a BS-Medical Technology from Middle Tennessee State University and is a graduate of many continuing education courses. Mr. Chunn's responsibilities include budget preparation, marketing, strategic partnership planning, and internal tech-support.


     There is no stated term in the Company's bylaws for the term of office and each officer shall serve in such capacity until his successor is duly appointed by the Company's Board of Directors.


     Mr. Charles G. Worden
     _____________________

     Inventor of the AuTolo-Cure TM System

     Mr. Worden,  age 64, is  the inventor of AuTolo-Gel.  TM and
     the founder  of Autologous  Wound Therapy, Inc.     A senior
     laboratory scientist with over 40 years in the medical field, Mr. Worden has worked as President/C.E.O. of Arkansas Reference Laboratory, Inc. as well as President/C.E.O. of Worden & Associates, Inc. a medical computer software company. A microbiologist and clinical chemist, Mr. Worden was the chief bacteriologist for the USDA research station located in the Little Rock, Arkansas, working in immunology and vaccine production. A Medical Technologist, Mr. Worden has worked extensively in the Blood Banking field, first as the Chief Technologist for the American Red Cross Blood
     Bank, and has many  years  teaching  Medical,  Nursing   and
     Technology   students   through   the University of Arkansas
     Medical  Science campus.    Mr.  Worden   holds  a   Bachelor
     of   Science, Bacteriology from the  University  of Arkansas,
     Fayetteville.
     Mr. Worden also has thirty hours of post-graduate study in Microbiology, and is a Medical Technologist registered with the American Society of Clinical Pathologists. In 1983, Mr.
     Worden  filed  personal  bankruptcy.   Mr.  Worden  does not
     intend to maintain an active role in the day to day management and operations of the Company; however, he will provide consultation as needed.

     Mr. Jim D. Swink, Jr.
     _____________________

     Controlling Person

          Mr. Swink, age 36, served as a director of Old AWT. Mr. Swink is the President and sole stockholder of BDR, Consulting Inc., a company providing consulting services to emerging companies, including the Company. BDR Consulting, Inc. owns a controlling interest in Quasar Investments, L.L.C., which owns 29% of the common stock of the
     Company. Mr. Swink serves as the manager of Quasar Investments, L.L.C. Since 1994, Mr. Swink has been engaged in consulting. Mr. Swink filed personal bankruptcy in 1996, which case has been settled and discharged.

     ITEM 6.   EXECUTIVE COMPENSATION.

     As a development stage company, the Company has   previously
     paid  any  of  its  management  reduced  salaries  based  on
     availability of  cash flow.    The following is a summary of
     salaries paid to the current executives:


                               SUMMARY COMPENSATION TABLE


               Year  Salary   Bonus    Other       Restricted    Securities   LTIP      All other
  Name and            $(1)      $      Annual        Stock       underlying   Payouts   compensation
  Position                           Compensation    Awards       stock
                                        $ (2)                     options
                                                                 /SARs (#)
-----------------------------------------------------------------------------------------------------

  Dennis G.   1999  $37,251     $0      $0            -0-         250,000       $0          $0
  Hendren     1998    $0        $0      $0            -0-           -0-         $0          $0
  President   1997    $0        $0      $0            -0-           -0-         $0          $0
  & CEO

  William L.  1999   $36,000    $0      $0            -0-         350,000        $0         $0
  Brown       1998    $0        $0      $0            -0-           -0-          $0         $0
  Vice        1997    $0        $0      $0            -0-           -0-          $0         $0
  President,
  COO &
  Secretary

  W. Michael  1999   $56,293    $0      $0            -0-         150,000        $0        $0
  Chunn       1998    $0        $0      $0            -0-           -0-          $0        $0
  Vice        1997    $0        $0      $0            -0-           -0-          $0        $0
  President

  Charles   1999     $31,251    $0      $0            -0-           -0-          $0        $0
  Worden    1998      $0        $0      $0            -0-           -0-          $0        $0
            1997      $0        $0      $0            -0-           -0-          $0        $0

  Darla     1999     $17,520    $0      $0            -0-           -0-          $0        $0
  Bradley   1998      $0        $0      $0            -0-           -0-          $0        $0
            1997      $0        $0      $0            -0-           -0-          $0        $0


     (1) All employees joined the Company in 1999 and salary reflects year to date compensation through October 31, 1999.

     (2)  Other  annual compensation  is  less than  ten  percent
     (10%) of base salary.


     Stock Option Plan

     Effective June 7, 1999, Old AWT adopted a Nonqualified Stock Option Plan ( Stock Option Plan ), which was approved by the Old AWT shareholders on the same date. The Company assumed the Stock Option Plan in the Merger. Pursuant to the terms of the Stock Option Plan shares of the common stock of the Company have set aside for options which may be issued to management and others, as determined by the Board of Directors. The Company intends to grant stock options to some or all of the management of the Company pursuant to this Plan. The terms of options granted and the exercise price of such options is subject to the discretion of the Board of Directors. As of the date of this filing, the following options have been issued pursuant to the Stock Option Plan:


                 OPTION/SAR GRANTS IN LAST FISCAL YEAR


         Name      Number of  Percent of   Exercise    FMV at    Expiration
                  Securities     total      of base    Date of      Date
                  underlying   options /    price      Grant
                   options /     SARs
                     SARs     granted to  ($/sh) (1)   ($/sh)       (2)
                   granted     employees
                               in fiscal
                    (#)(1)       year
      --------------------------------------------------------------------
      Dennis G.     250,000     33.33%       $0.02      2.00     December
      Hendren                                                    31, 2008
      President
      & CEO

      William L.    350,000     46.67%       $0.02      2.00     December
      Brown                                                      31, 2008
      V. P., COO
      &
      Secretary

      W. Michael    150,000     33.33%       $0.02      2.00     December
      Chunn                                                      31, 2008
      Vice
      President

     (1) Options were granted under Old AWT's Stock Option Plan and the number of securities underlying options, exercise price per share and grant date market price have been adjusted to reflect the conversion ratio of the underlying Old AWT common stock into common stock of the Company as a result of the Merger.

     (2) The options granted above are fully vested on the first anniversary of the option holder's employment by the Company. In addition to the expiration date, unexercised options which have vested terminate immediately upon the termination of employment by reason other than death, disability or normal or early retirement. In the event of the death or disablilty of the holder, any options remaining unexercised 180 days following termination of employment by reason of death or disablity shall be terminated.


     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

          The Company is a party to a Royalty Agreement with Charles E. Worden, dated April 27, 1999, as amended October 29, 1999, pursuant to which the Company, in consideration for the assignment by Worden to the Company of certain Intellectual Property Rights, the Company has agreed to pay Worden a royalty equal to five percent (5%) of the gross profit derived by the Company from the sale or use of the Intellectual Property Rights, not to exceed $1,000,000 in any four consecutive quarters. The Company also has a consulting arrangement with Mr. Worden under the Royalty Agreement which would provide for a maximum payment $50,000 per year until such time as the royalties exceed $150,000 during any four consecutive calendar quarters.

          BDR Consulting, Inc., which owns a controlling interest in Quasar Investments, L.L.C., the majority shareholder of the Company, has a consulting agreement with the Company dated October 29, 1999 ( Consulting Agreement ) pursuant to which BDR Consulting, Inc. is to provide financing and business related consulting to the Company, for which BDR Consulting, Inc. is entitled to receive compensation based on the annualized gross revenues of the Company. The initial monthly fee is $6,000 per month on annual revenues of $0 to 7.5 Million; $10,000 per month if annualized revenues are over $7.5 Million to $14 Million; $15,000 per month if annualized revenues are over $14 Million to $25 Million; and $20,000 per month if annualized revenues are in excess of $25 Million. The consulting fees shall be based on the rolling twelve month aggregate gross revenues of the Company measured as of the close of the month immediately prior to the month for which the payment is due is being calculated. As of the date of this filing, BDR has been paid approximately $25,000 for services by BDR to the Company.

          Under the terms of the Merger Agreement, the Company is required to raise an additional $1,200,000 during the year 2000, in equal quarterly installments of $300,000. The raising of the additional equity through private placements
     of   the   Company's   common  stock  will  give rise to the
     conversion of certain shares of the Company's Series B Preferred Stock, all as more particularly described in Item 8 below.


     ITEM 8.   DESCRIPTION OF SECURITIES:

          This summary contains a description of all of the material terms of the Company's capital stock. However, it does not describe every term of the capital stock contained in the Company's amended and restated certificate of incorporation. The Company refers you to the provisions of Delaware corporate law and the Company's amended and restated certificate of incorporation and amended and restated bylaws, which are attached hereto as exhibits.

     AUTHORIZED AND OUTSTANDING CAPITAL STOCK

          The Company's amended and restated certificate of incorporation authorizes the Company to issue 50,000,000 shares of capital stock, of which 40,000,000 shares are common stock having a par value of $0.0001 per share and 10,000,000 shares are preferred stock having a par value of $0.0001 per share. The rights and preferences of the preferred stock are to established by the Board of Directors in one or more certificate(s) of designation. As of November 10, 1999, after giving effect to a 1:2 reverse stock split with respect to the Company's common stock, there were 8,769,276 shares of common stock issued and outstanding held by approximately 260 shareholders. Additionally, on such date, there were 1,625,000 shares of Series A 5% Cumulative Preferred Stock (the Series A Preferred Stock ) issued and outstanding held by approximately 18 shareholders and 6,000,000 shares of Series B Convertible Preferred Stock (the Series B Preferred Stock ) issued and outstanding held by approximately 35 shareholders.

     Common Stock Voting Rights

     Holders of common stock are entitled to one (1) vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

     Dividend Rights

     Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board out of funds legally available.

     Liquidation Rights

     In the event of the Company's liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, conversion or other rights to subscribe for additional securities of the Company. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable.

     PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and could decrease the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change of control of the Company. Accordingly, the issuance of shares of preferred stock may discourage offers for the Company's common stock or may otherwise adversely affect the market price of the common stock. As of the date of this Registration Statement, there are two series of preferred stock outstanding with the following rights, preferences and privileges:

          Voting Rights

          Holders   of  the  Company's  Series  A  and  Series  B
          Preferred Stock are entitled to 1 vote per share on all matters to be voted upon by the stockholders.

          Dividend Rights

          Subject to preferences that may be applicable to any other outstanding shares of another series of preferred stock, holders of Series A Preferred Stock are entitled to a five percent (5%) dividend on its stated liquidation preference of $1.00 per share in preference to the holders of common stock and Series B Preferred Stock. Such dividends are paid as may be declared by the Board out of funds legally available therefor and are cumulative. The Series B Preferred Stock has no dividend preference.

          Liquidation Rights

          In the event of the Company's liquidation, dissolution or winding up, holders of Series A Preferred Stock are entitled to a liquidation preference of $1.00 per share in all assets remaining after payment of liabilities. Holders of the Series B Preferred Stock are entitled to a liquidation preference of $.0001 per share after the payment of liabilities and the liquidation preference of any other then outstanding Series A Preferred Stock.

          Mandatory Redemption

          The Company is required to redeem the Series A Preferred Stock and pay all accumulated but unpaid dividends on the earlier of the seventh anniversary of the date of issuance or forty-five days following the end of the fiscal quarter of the Company as of which the Company has had aggregate gross revenues for a four consecutive fiscal quarter period of not less than $50 million.

          Conversion Rights

          The Series A Preferred Stock has no conversion rights. The Series B Preferred Stock is subject to mandatory conversion into shares of common stock upon the Company's issuance of additional shares in exchange for cash with the aggregate proceeds to the Company of up to $1,200,000. For each share of stock issued in such financing, each share of Series B Preferred Stock shall automatically be converted into three shares of common stock. In the event the $1,200,000 has not been raised by December 31, 2000, then each remaining issued and outstanding share of Series B Preferred Stock shall be converted into common stock. The conversion ratio shall be determined based on the shortfall in raising the $1,200,000 and determined by converting 7.5 shares of Series B Preferred Stock into one share of common stock for each $1.00 of such shortfall.

     WARRANTS

          In October, 1999, Old AWT issued a warrant to purchase 5,000 shares of Old AWT common stock in connection with a services agreement between the Company and Dr. Keith Bennett and Bennett Medical, Inc. subject to anti- dilution provisions (the "Warrant"). The Warrant is exercisable for nominal consideration until October, 2004. The Company assumed the obligations of Old AWT under the Warrant and the Warrant represents the right to acquire 250,000 shares of common stock and 250,000 shares of Series B Preferred Stock in the Company. In October, 1999, the Company amended the services agreement and inconsideration of the other party's release of the right to a five percent commission on certain sales by the Company, the Company agreed to issue an option to acquire 135,000 shares of the Company's common stock.

     REGISTRATION RIGHTS

          There are  no outstanding registration  rights covering
     the Company's capital stock other than the incidental registration rights granted to the former president and CEO of the Company in an agreement dated May 31, 1999. Under the terms of the Registration Rights Agreement, the former CEO is given the right to require inclusion of his shares in any registration statement prepared by the Company using Form S-1,S-2 or S-3. The Company is under no obligation to file any such registration statement and the rights of the former CEO are further subject to restriction on the number of shares that may be registered based upon the opinion of the managing underwriter in such offering.

     ANTI-TAKEOVER PROVISIONS

          Although management is not presently aware of any takeover attempts, the Company's Certificate of Incorporation defers to provisions in the Delaware General Corporations Law (the "DGCL"), which may be deemed to be "anti-takeover"in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another entity or person.

          Delaware Anti-Takeover Law

          The Company is subject to Section 203 of the DGCL (Section 203) which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines business combinations to include: (i) any merger or consolidation involving the corporation and the interested stockholder,
     (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv)any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefits of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owned 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     TRANSFER AGENT AND REGISTRAR

          The  transfer agent and registrar for the common stock,
     the Series A Preferred Stock and Series B Preferred Stock is
     StockTrans,   Inc.,   whose  address  is   7 East  Lancaster
     Avenue, Ardmore, PA 19003.


     PART II.

     ITEM 1.   MARKET PRICE OF AND  DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

          The  Company's common stock currently is trading on the
     OTC Bulletin  Board under the  symbol  AWTXE.  Prior  to the
     Merger the common stock traded  under the symbol  IFXH   and
     prior to July 1, 1998 under the symbol  MENW.

          The range of high and low bids for The Company's common stock for each full quarter since there has been a market for such stock is as follows:

               Quarter Ending       High                 Low
               ______________       ____                 ___
               03-31-97            0.3100              0.0300(1)
               06-30-97            0.2500              0.0900

               09-30-97            0.1600              0.0900
               12-31-97            0.0300              0.0010
               03-31-98            0.0170              0.0010
               06-30-98            0.0625              0.2500
               09-30-98            3.2500              3.2500 (2)
               12-31-98            3.7500              1.1250
               03-31-99            4.9688              1.1250
               06-30-99            6.0000              3.1250
               09-30-99            4.0000              1.5000

     (1)  Quoted as MENW
     (2)  Quoted as IFXH

          On November 22, 1999, the last reported sales price for the Company's common stock was $7.50 per share.

     There were approximately 260 holders of the Company's common voting stock as of November 4, 1999.

     DIVIDENDS

     The Company has had no operating income to date and has never paid any cash dividends on its common stock. The Board presently intends to retain all earnings for use in the Company's business. Any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by the Board.

     ITEM 2.   LEGAL PROCEEDINGS.

          There are, to the best knowledge of the Company, no legal proceedings pending against the Company or any of the Intellectual Property Rights in which it claims an interest, that will adversely affect the financial condition of the Company or the ability to carry on the business of the Company.

     ITEM 3.   CHANGES IN AND  DISAGREEMENTS WITH ACCOUNTANTS  ON
               ACCOUNTING AND FINANCIAL DISCLOSURE.

               None.

     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

          In November, 1999, pursuant to the Merger, the Company issued 6,000,000 shares of common stock and 6,000,000 shares of Series B Convertible Preferred Stock to Old AWT's stockholders in exchange for the cancellation of the Old AWT common stock surrendered in the transaction. Additionally, the Company assumed certain obligations of Old AWT under the Stock Option Plan with respect to the issuance of 750,000 shares of common stock and 750,000 shares of Series B Convertible Preferred Stock and warrants representing an additional 250,000 shares of common stock and 250,000 shares of Series B Convertible Preferred Stock and an option to purchase 135,000 shares of common stock. The total number of shares of common stock and Series B Preferred Stock committed to be issued in connection with the Merger shall not exceed 7,500,000 shares of common stock and 7,500,000 shares of Series B Preferred Stock. The Company also issued 400,000 shares of common stock to SPH Equities, Inc. as payment of investment banking fees associated with the Merger.

          In November, 1999, the Company issued 1,625,000 shares of its Series A 5% Cumulative Preferred Stock to certain stockholders in consideration for the cancellation of shareholder loans, accrued interest and investment banking fees made to the Company in the aggregate amount of approximately One Million Six Hundred Twenty-Five Thousand and 00/100 Dollars ($1,625,000.00). The
     shares were issued to the shareholders in reliance on the exemption from registration under the 1933 Securities Act provided by Section 4(2).

          In November, 1999, the Company sold 250,000 shares of common stock to four (4) shareholders for Five Hundred Thousand and 00/100 Dollars ($500,000.00) to provide working capital for The Company. Sales were made in reliance on the exemption from registration as provided in Section 4(2) of the 1933 Securities Act, as amended.

          In October, 1999, Old AWT issued 50,000 shares of Old AWT common stock (now representing 2,500,000 shares of Company common stock and 2,500,000 shares of Series B Preferred Stock) to BDR Investment Partnership in exchange of its contribution of certain contractual rights to the Company. The contractual rights consisted of partnership's right to receive ten percent (10%) of the gross revenues of the

     Company and any other monies raised on behalf of the Company, regardless of whether in the form of equity or debt, through the efforts of BDR Consulting, Inc. By virtue of the exchange, the Company shall retain the ten percent otherwise payable under the canceled agreement. The shares were issued in reliance on the exemption from registration as provided in Section 4(2) of the 1933 Securities Act, as amended.

          In  October,  1999,  Old  AWT   completed  a  private
     placement of Old AWT common stock. In the offering 5,000 shares of Old AWT common stock (now representing 250,000 shares of Company common stock and 250,000 shares of Series B Preferred Stock) were sold to twelve accredited investors for Five Hundred Thousand Dollars ($500,000.00) to provide working capital for Old AWT. Sales were made in reliance on the exemption from registration as provided in Section 4
     (2) of the 1933 Securities Act, as amended and Regulation D.

          On  August 5,  1999,  the Company issued  7,500  shares
     of its common stock to Linzy Limited in payment for consulting services in reliance on the exemption from registration as provided in Section 4(2) of the Securities Act

          On April 27, 1999, The Company issued 25,000 shares of its common stock to Bel-Cal Holdings Ltd. in partial consideration for consulting services in reliance on the exemption from registration as provided in Section 4(2) of the Securities Act.

          On March 11, 1999, the Company issued 510,000 shares of common stock to the former President and CEO of the Company, Robert deRose, of which 10,000 shares were issued pursuant to his employment agreement and 500,000 were issued in consideration of a note payable to Informatix Holdings, Inc. On August 1, 1999, the terms of the note were restated to reduce by 450,000 to 50,000 the number of shares issuable to Mr. deRose. The three-year note has a principal amount of $83,000 at an annual interest rate of 5.48%. Under a pledge agreement, the 50,000 shares are being held by the Company until the note is satisfied in full. The 10,000 shares issued pursuant to the employment agreement are exempt from registration in reliance upon Rule 701 promulgated under the Securities Act. The shares in connection with the note are exempt from registration as provided in Section 4(2) of the Securities Act.

          In May, 1998, the Company issued 1,512,500 shares of common stock to former shareholders of Informatix, Inc. in connection with a share exchange transaction whereby the Company acquired 1,512,500 shares of the outstanding common stock of Informatix, Inc. A portion of the transaction was subsequently rescinded and 272,905 shares of the Company's common stock were returned to the Company. After the recission there were 1,239,595 shares still held by the former Informatix stockholders. The share exchange was exempt from registration in reliance on Rule 506 of Regulation D promulgated under the Securities Act of 1933.

          On May 6, 1998, the Company authorized a reverse  stock
     split of one share  of  its  common  stock   for  each  five
     shares of outstanding common stock (1:5) which became effective in June, 1998.

          On April 20, 1998 the Company issued 100,000 shares of common stock two overseas investors for an aggregate purchase price of $700,000 in a private placement pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933. In connection with the offering, the Company was obligated to pay $100,000 in investment banking fees.

          In March and April, 1998, the Company issued 600,000 shares of common stock to eighteen shareholders pursuant to Rule 504 promulgated under the Securities Act for an aggregate of $150,000. The subscription note was satisfied by Executive Business Services providing consulting services on behalf of the Company.


          On February 23, 1998, the Company issued 10,000 shares of common stock to Executive Business Service in exchange for a subscription note receivable in the principal amount of $15,000, payable on demand and bearing an interest rate of 12%, pursuant to Rule 504 promulgated under the Securities Act. The subscription note was satisfied by Executive Business Services providing consulting services on behalf of the Company.

          On January 30, 1998, the Company authorized a reverse stock split of one share of its common stock for each two thousand share block of outstanding common stock (1:2,000). Any share certificate which was reduced below 200 shares as a result of the reverse stock split was adjusted to 200 share of post split common stock. The subscription note was satisfied by Executive Business Services providing consulting services on behalf of the Company.

          On January 20, 1998, the Company issued 750 shares of common stock to Executive Business Services in exchange for a promissory note in the principal amount of $15,000 pursuant to Rule 504 promulgated under the Securities Act. The subscription note was satisfied by Executive Business Services providing consulting services on behalf of the Company.

          Unless otherwise noted, the share numbers above have been adjusted to reflect the reverse stock splits effective November 8, 1999, May, 1999 and January 30, 1998 respectively, for the Company and for June, 1999 for Old AWT.

     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Bylaws of the Company provide that any officer or director of the Company who was or is a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of service as an officer or director of The Company, shall be indemnified and held harmless to the full extent permissible under the

     Delaware General Corporation Law against all expenses, liability and loss (including attorneys fees, judgments, fines and amounts paid or to be paid in settlement)
     reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company. The right of indemnification is a contract right enforceable by any means desired by the director or officer and is not exclusive of any other right such person may have or hereafter acquire.


     PART F/S.

     INDEX TO FINANCIAL STATEMENTS.

     Independent Auditor's Report
     Balance Sheets as of December 31, 1998 (audited) and September 30, 1999
       (unaudited)
     Statement of Operations for the period ended December 31, 1998 (audited),
       September 30, 1999 (unaudited) and December 11, 1998 (Date of Inception) through September 30, 1999 (unaudited)
     Statements of Stockholders' Deficit for the year ended December 31, 1998
       (audited) and September 30, 1999 (unaudited)
     Statements of Cash Flow for the year ended December 31, 1998 (audited)
       and September 30, 1999 (unaudited)
     Notes to Financial Statements
     Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet as of
       November 4, 1999 (unaudited)
     Notes to Unaudited Pro Forma Condensed Consolidated Combined Balance
       Sheet (Unaudited)

     PART III.

     ITEM 1.   Index to Exhibits

      2.   Charter and Bylaws
                2.1  Certificate of Incorporation
                2.2  Certificate of Amendment to Certificate of Incorporation
                2.3  Bylaws

           3.   Instruments defining the rights of security holders
                3.1 Corrected Certificate of Designations of the Relative Rights and Preferences of the Series A 5% Cumulative Preferred Stock and the Series B Convertible Preferred Stock

           5.   Voting Agreement
                5.1  Voting Agreement

           6.   Material Contracts
                6.1  Royalty Agreement with Charles Worden
                6.2  First Amendment to Royalty Agreement with
      Charles Worden
                6.3   Consulting Agreement with BDR, Inc.
                6.4  Plan and Agreement of Merger and Reorganization


     PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES
     EXCHANGE  ACT  OF  1934,  THE  REGISTRANT  HAS  CAUSED  THIS
     REGISTRATION  STATEMENT TO  BE SIGNED  ON ITS BEHALF  BY THE
     UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                      AUTOLOGOUS WOUND THERAPY, INC.


                                      By:     /s/   Dennis G. Hendren
                                            __________________________
                                           Dennis G. Hendren, President

       DATE:     December 9, 1999

      Exhibit 2.1 - Certificate of Incorporation

                                                    STATE OF DELAWARE
                                                    SECRETARY OF STATE
                                                 DIVISION OF CORPORATIONS
                                                 FILED 09:00 AM 04/29/1998
                                                    981164777 - 2890868


                      CERTIFICATE OF INCORPORATION

                                   OF

                        INFORMATIX HOLDINGS, INC.

                               * * * * * *

                1.   The name of the corporation is:
                          INFORMATIX HOLDINGS, INC.
                2. The address of its registered office in the State of Delaware is Incorporating Services, 15 East North

      Street, Dover, Delaware 19901, located in the County of Kent, Delaware. The name of its registered agent at such address is Incorporating Services, Ltd.
                3. The nature of the business or purposes to be conducted or promoted is:

                     To engage in any lawful act or activity for which corporations may be organized under the General
      Corporation Law of Delaware.
                4.   The authorized capital stock of the
      Corporation shall consist of 50,000,000 shares of capital stock, of which 49,000,000 shares shall be Common Stock, with a par value of $.0001 per share and 1,000,000 shares shall be Preferred Stock, with a par value of $.0001 per share.
                5. The name and mailing address of the sole incorporator is as follows:


                     Craig F. Zappetti, Esquire
                     KLEHR, HARRISON, HARVEY, BRANZBURG & ELLERS LLP 1401 Walnut Street
                     Philadelphia, PA  19102


                6.   The Corporation is to have perpetual
      existence.
                7. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation. Elections of Directors need not be written ballot unless the By-Laws of the Corporation shall so provide.
                8.   The Corporation reserves the right to amend,

      alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.
                9.   A Director of the Corporation shall  not be

      personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director except for liability (i) for any breach of the Director s duty of loyalty to the Corporation or its stockholders,
      (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General
      Corporation Law, or (iv) for any transaction from which the Director derived any improper personal benefit.
                10.  Whenever a compromise or arrangement is
      proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provision of 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

                I, THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 29th day of April, 1998.


                                         /s/ Craig F. Zappetti

                                         Craig F. Zappetti,
      Esquire, Sole Incorporator

      Exhibit 2.2 - Certificate of Amendment to Certificate of
      Incorporation
                                             STATE OF DELAWARE
                                             SECRETARY OF STATE
                                          DIVISION OF CORPORATIONS
                                         FILED  09:00 AM 11/04/1999
                                           991469846 - 28900868


                        CERTIFICATE OF AMENDMENT
                                   TO
                      CERTIFICATE OF INCORPORATION
                                   OF
                       INFORMATIX HOLDINGS, INC.

                        Under Section 242 of the
                        General Corporation Law
                        of the State of Delaware

                          * * * * * * * * * *

           INFORMATIX HOLDINGS, INC., a Delaware corporation (the
      "Company"), hereby certifies that:

           FIRST:    The Company declares a one-for-two reverse
      stock split to be effectuated as follows:

                As of November 8, 1999 (the "Record Date"), each share of the common stock, par value $.0001 per share, issued and outstanding immediately prior to the Record Date (the "Old Common Stock") shall automatically and without any action on the part of the holder thereof be reclassified as and changed into one-half ( ) of a share of the Company's common stock, par value $.0001 per share (the "New Common Stock"), with the number of shares of New Common Stock to be issued to a stockholder rounded up to the next highest whole number of shares. Each holder of a certificate or certificates which immediately prior to the Record Date represented outstanding shares of Old Common Stock (the "Old Certificates," whether one or more) shall be entitled to receive upon surrender of such Old Certificates to the Company's transfer agent for cancellation, a certificate or certificates (the "New Certificates," whether one or more) representing the number of whole shares of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by such Old Certificates so surrendered, and reclassified under the terms hereof. From and after the Record Date, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof. No certificates or scrip representing fractional share interests in New Common Stock will be issued. If more than one Old Certificate shall be surrendered at one time for the account of the same stockholder, the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate numbers of shares represented by the Old Certificates so surrendered. If any New Certificate is to be issued in a name other than that in which the Old Certificates surrendered for exchange are issued, the Old Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock transfer tax stamps on the Old Certificates surrendered, or provide funds for their purchase, or establish to the satisfaction of the transfer agent that such taxes are not payable. From and after the Record Date the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be the same as the amount of capital represented by the shares of Old Common Stock so reclassified, until thereafter reduced or increased in accordance with applicable law.

           SECOND:   Article 4 of the Certificate of Incorporation
      is amended to read in its entirety as follows:

                4.   The authorized capital stock of the
           Corporation shall consist of 50,000,000 shares of capital stock, of which 40,000,000 shares shall be Common Stock, with a par value of $.0001 per share and 10,000,000 shares shall be Preferred Stock, with a par value of $.0001 per share. The voting powers, designations, preferences and relative, participating, optional or other special qualifications, limitations or restrictions thereof are set forth as follows:

                Shares of the Preferred Stock may be issued from time to time in one or more series, as provided for herein or as provided for by the Board of Directors as permitted hereby. All shares of Preferred Stock shall be of equal rank and shall be identical, except as fixed by the

           Board of Directors for any series provided for by the Board of Directors as permitted hereby. All shares of any one series shall be identical in all respects with all the other shares of such series, except the shares of any one series issued at different times may differ as to the dates from which dividends thereon may be cumulative.

                The Board of Directors is hereby authorized, by resolution or resolutions, to establish, out of the unissued (including previously issued and subsequently retired) shares of Preferred Stock not then allocated to any series of Preferred Stock, additional series of Preferred Stock. Before any shares of any such additional series are issued, the Board of Directors shall fix and determine, and is hereby expressly empowered to fix and determine, by resolution or resolutions, the number of shares constituting such series and the distinguishing characteristics and the relative rights, preferences, privileges and immunities, if any, and any qualifications, limitations or restrictions thereof, so far as such are not inconsistent with the provisions of this Article 4. Without limiting the generality of the foregoing, the Board of Directors may fix and determine:

                a.   The designation of such series and the
                     number of shares which shall constitute
                     such series of such shares;

                b. The rate of dividend, if any, payable on shares of such series;

                c.   Whether the shares of such series shall
                     be cumulative, non-cumulative or
                     partially cumulative as to dividends,
                     and the dates from which any cumulative
                     dividends are to accumulate;

                d. Whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed;

                e.   The amount payable upon shares of such
                     series in the event of the voluntary or
                     involuntary dissolution, liquidation or
                     winding up of the affairs of the
                     Corporation;

                f. The sinking fund provisions, if any, for the redemption of shares of such series;

                g. The voting rights, if any, of the shares of such series;

                h.   The terms and conditions, if any, on
                     which shares of such series may be
                     converted into shares of capital stock
                     of the Corporation of any other class or series;

                i. Whether the shares of such series are to be preferred over shares of capital stock of the Corporation of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Corporation, or otherwise; and

                j.   Any other characteristics, preferences,
                     limitations, rights, privileges,
                     immunities or terms not inconsistent
                     with the provisions of this Article 4.

                Except as otherwise provided in this
           Certificate of Incorporation, each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by him or her on all matters submitted to stockholders for a vote.

           THIRD:    This Certificate has been duly adopted in
      accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

           IN WITNESS WHEREOF, Informatix Holdings, Inc. has duly caused this Certificate to be signed by Lena Donoflio, its Secretary, this 4th day of November, 1999.

                                       INFORMATIX HOLDINGS, INC.

                                         By: /s/ Lena Donoflio
                                              Secretary

      Exhibit 2.3 -  Bylaws

                                BYLAWS
                                  OF
                    AUTOLOGOUS WOUND THERAPY, INC.
                 (Formerly Informatix Holdings, Inc.)

                               ARTICLE I
                                OFFICES
                Section 1.1  The registered office of the
      corporation in the State of Delaware shall be 15 East North
      Street, in the City of Dover, Delaware 19901, located in the County of Kent, Delaware. The registered agent in charge thereof shall be Incorporating Services, Ltd..
                Section 1.2  The corporation may also have
      offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.
                              ARTICLE II
                       MEETINGS OF STOCKHOLDERS
                Section 2.1 All meetings of the stockholders shall be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.
                Section 2.2 A meeting of stockholders shall be held in each year for the election of directors at such time and place as the board of directors shall determine. Any other proper business, notice of which was given in the notice of the meeting or in a duly executed waiver of notice thereof, may be transacted at the annual meeting. Elections of directors shall be by written ballot, unless otherwise provided in the certificate of incorporation.
                Section 2.3 Unless otherwise provided by law, written notice of the annual meeting shall be given to each stockholder entitled to vote thereat not less than ten nor more than sixty days before the date of the meeting.
                Section 2.4 The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every election of directors, a complete list of the stockholders entitled to vote at said election, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder during ordinary business hours, for a period of at least ten days prior to the election, either at a place within the city, town or village where the election is to be held and which place shall be specified in the notice of the meeting, or, if not specified, at the place where said meeting is to be held, and the list shall be produced and kept at the time and place of election during the whole time thereof, and subject to the inspection of any stockholder who may be present.

                Section 2.5  Special meetings of the
      stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.
                Section 2.6 Unless otherwise provided by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote thereat, not less than ten nor more than sixty days before the date fixed for the meeting.
                Section 2.7 Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.
                Section 2.8 The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.
                Section 2.9  When a quorum is present at any
      meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.
                Section 2.10 Each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period, and, except where the transfer books of the corporation have been closed or a date has been fixed as a record date for the determination of its stockholders entitled to vote, no share of stock shall be voted on at any election for directors which has been transferred on the books of the corporation within twenty days next preceding such election of directors.

                Section 2.11 Any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.
                              ARTICLE III
                               DIRECTORS
                Section 3.1 The number of directors which shall constitute the whole board shall be such number as the board of directors may determine. Except as hereinafter provided in Section 3.2 of this Article, the directors, other than those constituting the first board of directors, shall be elected by the stockholders, and each director shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Directors need not be stockholders.
                Section 3.2  Vacancies and newly created
      directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.
                Section 3.3  The business and affairs of the
      corporation shall be managed by or under the direction of its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things
      as are not by statute or by the certificate of
      incorporation or by these by-laws directed or required to
      be exercised or done by the stockholders.
                  MEETINGS OF THE BOARD OF DIRECTORS
                Section 3.4  The board of directors of the
      corporation may hold meetings, both regular and special, either within or without the State of Delaware.
                Section 3.5  The first meeting of each newly
      elected board of directors shall be held immediately after and at the same place as the meeting of the stockholders at which it was elected and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be
      present.
                Section 3.6 Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.
                Section 3.7 Special meetings of the board may be called by the president on two days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written
      request of two directors.          Section 3.8  At all
      meetings of the board a majority of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.
                Section 3.9 Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.
                        COMMITTEES OF DIRECTORS
                Section 3.10  The board of directors may, by
      resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the certificate of incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation s property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution or amending the by-laws of the corporation; and, unless the resolution expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership
      and merger.
                Section 3.11 Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.
                       COMPENSATION OF DIRECTORS
                Section 3.12 The board of directors shall have the authority to fix the compensation of directors.
                 PARTICIPATION IN MEETING BY TELEPHONE
                Section 3.13  Members of the board of directors
      or any committee designated by such board may participate
      in a meeting of the board or of a committee of the board by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at such meeting.
                              ARTICLE IV
                                NOTICES
                Section 4.1  Notices to directors and
      stockholders shall be in writing and delivered personally
      or mailed to the directors or stockholders at their addresses appearing on the books of the corporation.
      Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.
                Section 4.2  Whenever any notice is required to
      be given under the provisions of the statutes or of the certificate of incorporation or by these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular, or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice.
                               ARTICLE V
                               OFFICERS
                Section 5.1 The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice-president, a secretary and a treasurer. The board of directors may also choose additional vice-presidents, and one or more assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation otherwise provides.
                Section 5.2 The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, one or more vice-presidents, a secretary and a treasurer.
                Section 5.3 The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.
                Section 5.4 The salaries of all officers and agents of the corporation shall be fixed by the board of directors.
                Section 5.5 The officers of the corporation shall hold office until their successors are chosen and qualified. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.
                             THE PRESIDENT
                Section 5.6 The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the board of directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect.
                Section 5.7  He shall execute bonds, mortgages
      and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.
                          THE VICE-PRESIDENTS
                Section 5.8  The vice-president, or if there
      shall be more than one, the vice-presidents in the order determined by the board of directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.
                THE SECRETARY AND ASSISTANT SECRETARIES
                Section 5.9  The secretary shall attend all
      meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.
                Section 5.10 The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.
                 THE TREASURER AND ASSISTANT TREASURERS
                Section 5.11 The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.
                Section 5.12 He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors at its regular meetings or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.
                Section 5.13  If required by the board of
      directors, he shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.
                Section 5.14 The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors, shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.
                               ARTICLE VI
                         CERTIFICATES OF STOCK
                Section 6.1  Every holder of stock in the
      corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the chairman or vice-chairman of the board of directors, or president or a vice-president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation.
                Section 6.2 Where a certificate is signed (l) by a transfer agent or an assistant transfer agent or (2) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any such chairman or vice-chairman of the board of directors, president, vice-president, treasurer, assistant treasurer, secretary or assistant secretary may be facsimile. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the corporation.
                           LOST CERTIFICATES
                Section 6.3 The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed upon the issuance of such new certificate.
                           TRANSFERS OF STOCK
                Section 6.4 Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transactions upon its books, unless the corporation has a duty to inquire as to adverse claims with respect to such transfer which has not been discharged. The corporation shall have no duty to inquire into adverse claims with respect to such transfer unless (a) the corporation has received a written notification of an adverse claim at a time and in a manner which affords the corporation a reasonable opportunity to act on it prior to the issuance of a new, reissued or re-registered share certificate and the notification identifies the claimant, the registered owner and the issue of which the share or shares is a part and provides an address for communications directed to the claimant; or (b) the corporation has required and obtained, with respect to a fiduciary, a copy of a will, trust, indenture, articles of co-partnership, by-laws or other controlling instruments, for a purpose other than to obtain appropriate evidence of the appointment or incumbency of the fiduciary, and such documents indicate, upon reasonable inspection, the existence of an adverse claim.
                Section 6.5 The corporation may discharge any duty of inquiry by any reasonable means, including notifying an adverse claimant by registered or certified mail at the address furnished by him or, if there be no such address, at his residence or regular place of business that the security has been presented for registration of transfer by a named person, and that the transfer will be registered unless within thirty days from the date of mailing the notification, either (a) an appropriate restraining order, injunction or other process issues from a court of competent jurisdiction; or (b) an indemnity bond, sufficient in the corporation s judgment to protect the corporation and any transfer agent, registrar or other agent of the corporation involved from any loss which it or they may suffer by complying with the adverse claim, is filed with the corporation.
                           FIXING RECORD DATE
                Section 6.6 (a) In order that the corporation may determine the stockholders entitled to notice or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record is adopted by the board of directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting, nor more than ten days after the date upon which the resolution fixing the record date of action with a meeting is adopted by the board of directors, nor more than sixty days prior to any other action.
                     (b)  If no record date is fixed:
                          (1)  The record date for determining
      stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.
                          (2)  The record date for determining
      stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the first date on which a signed written consent is delivered to the corporation.
                          (3)  The record date for determining
      stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.
                     (c)  A determination of stockholders of
      record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.
                        REGISTERED STOCKHOLDERS
                Section 6.7 Prior to due presentment for transfer of any share or shares, the corporation shall treat the registered owner thereof as the person exclusively entitled to vote, to receive notifications and to all other benefits of ownership with respect to such share or shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.
                              ARTICLE VII
                           GENERAL PROVISIONS
                               DIVIDENDS
                Section 7.1 Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.
                Section 7.2 Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.
                            ANNUAL STATEMENT
                Section 7.3 The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.
                                 CHECKS
                Section 7.4 All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other persons as the board of directors may from time to time designate.
                              FISCAL YEAR
                Section 7.5 The fiscal year of the corporation shall be as determined by the board of directors.
                                  SEAL
                Section 7.6  The corporate seal shall have
      inscribed thereon the name of the corporation, the year of its organization and the words Corporate Seal, Delaware . The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.
                              ARTICLE VIII
                               AMENDMENTS
                Section 8.1  These by-laws may be altered or
      repealed at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration or repeal be contained in the notice of such special meeting.
                               ARTICLE IX
                            INDEMNIFICATION
                Section 9.1 The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
                Section 9.2 The corporation shall indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
                Section 9.3  To the extent that a director,
      officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 9.1 or
      9.2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.
                Section 9.4  Any indemnification under sections
      9.1 or 9.2 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section. Such determination shall be made:
                     l.   By the board of directors by a majority
      vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or
                     2.   If such a quorum is not obtainable, or,
      even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or
                     3.   By the stockholders.
                Section 9.5 Expenses (including attorneys fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors
      deems appropriate.       Section 9.6  The indemnification
      and advancement of expenses provided by, or granted pursuant to the other sections of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.
                Section 9.7 The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.
                Section 9.8  For purposes of this Article,
      references to the corporation shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation of its separate existence had continued.
                Section 9.9  For purposes of this Article,
      references to other enterprises shall include employee benefit plans; references to fines shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to serving at the request of the corporation shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the corporation as referred to in this Article.
                Section 9.10 The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
                Section 9.11  No director or officer of the
      corporation shall be personally liable to the corporation or to any stockholder of the corporation for monetary damages for breach of fiduciary duty as a director or officer, provided that this provision shall not limit the liability of a director or officer (i) for any breach of the director's or the officer's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

      Exhibit - 3.1  Corrected Certificate of Designations of the
                     Relative Rights and Preferences of the Series A 5% Cumulative Preferred Stock and the
                     Series B Convertible Preferred Stock

                                               STATE OF DELAWARE
                                              SECRETARY OF STATE
                                            DIVISION OF CORPORATIONS
                                            FILED 09:01 AM 11/04/1999
                                              991469849 - 2890868


                  CORRECTED CERTIFICATE OF DESIGNATION
             OF THE RELATIVE RIGHTS AND PREFERENCES OF THE
               SERIES A 5% CUMULATIVE PREFERRED STOCK AND
                  SERIES B CONVERTIBLE PREFERRED STOCK
                                  OF
                       INFORMATIX HOLDINGS, INC.

                      Under Section 103(f) of the
                        General Corporation Law
                        of the State of Delaware

                          * * * * * * * * * *

           INFORMATIX HOLDINGS, INC., a Delaware corporation (the "Company"), hereby certifies that:

           FIRST: On October 29, 1999, the Company caused to be filed with the Secretary of State of Delaware a certain Certificate of Designation of the Relative Rights and Preferences of the Series A 5% Cumulative Preferred Stock and Series B Convertible Preferred Stock of the Company (the "Certificate of Designation"). The Certificate of Designation was defective due to the fact that the Board of Directors (the "Board") did not have the authority as of the date of filing to establish series of, and designate the rights and preferences with respect to, the Company's Preferred Stock, $.0001 par value per share (the "Preferred Stock"), without first amending the Company's Certificate of Incorporation. As of the date hereof, the Company has caused to be duly filed with the Secretary of State of Delaware a Certificate of Amendment to the Certificate of Incorporation of the Company (i) authorizing the Board to designate the rights and preferences of the authorized Preferred Stock of the Company and (ii) increasing the number of authorized shares of Preferred Stock. With respect to (ii) above, this Corrected Certificate of
      Designation also increases the number of each series of Preferred Stock established hereby compared to the number of such shares contained in the defective Certificate of
      Designation. The Board has duly adopted resolutions establishing series of Preferred Stock effective as of the date hereof and designating their respective rights and preferences as follows:

                RESOLVED, that pursuant to the authority expressly granted to and vested in the Board by provisions of the Certificate of Incorporation, as amended, of the Company, there hereby is created out of the shares of Preferred Stock authorized in Article 4 of the Certificate of Incorporation (i) a series of Preferred Stock of the Company, to be named "Series A 5% Cumulative Preferred Stock," consisting of one million six hundred twenty-five thousand (1,625,000) shares, and (ii) a series of Preferred Stock of the Company, to be named "Series B Convertible Preferred Stock," consisting of seven million five hundred thousand (7,500,000) shares, each of which series shall have the following designation, powers, preferences and relative and other special rights and the following qualifications, limitations and restrictions:

           A.  Series A 5% Cumulative Preferred Stock

      1. Designation and Rank: The designation of such series of the Preferred Stock shall be the Series A 5% Cumulative Preferred Stock, par value $.0001 per share (the "Series A Preferred Stock"). The maximum number of shares of Series A Convertible Preferred Stock shall be one million six hundred twenty-five thousand (1,625,000) shares. The Series A Preferred Stock shall have a stated liquidation preference of $1.00 per share (the "Liquidation Preference Amount"). The Series A Preferred Stock shall rank (i) prior to the common stock, par value $.0001 per share (the "Common Stock"), and to all other classes and series of equity securities of the Company which by its terms does not rank senior to the Series A Preferred Stock ("Junior Stock"),
      (ii) on parity with the Series B Convertible Preferred Stock and with any class and series of equity securities which by its terms shall rank on parity with the Series A Preferred Stock ("Pari Passu Stock") and (iii) junior to any class or series of equity securities which by its terms shall rank senior to the Series A Preferred Stock. The Series A Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding.

      2.   Dividends

           (a) Payment of Dividends: The holders of record of shares of Series A Preferred Stock shall be entitled to receive dividends at the rate of five percent (5%) (the "Dividend Rate") of the stated Liquidation Preference Amount per share per annum, payable on a quarterly basis; provided, however, that such dividends are declared by the Board of

      Directors and consist of funds at the time legally available for the payment of dividends. Such dividends on the Series A Preferred Stock shall be cumulative and shall accrue and be payable to holders of record as they appear on the stock books on such record dates as are fixed by the Board of Directors, but only when, as and if declared by the Board of Directors out of funds at the time legally available for the payment of dividends. Such dividends on the Series A Preferred Stock are prior and in preference to any declaration or payment of any distribution (as defined in
      Section 2(d) below) on any outstanding shares of Common Stock or any other equity securities of the Company ranking junior to the Series A Preferred Stock as to the payment of dividends. Such dividends shall accrue on each share of Series A Preferred Stock from day to day from the date of initial issuance thereof whether or not earned or declared.


           (b) The Corporation may, in its sole discretion, but is not obligated to, pay any or all dividends in Common Stock rather than cash. The Corporation shall pay such dividend by issuing to such holder shares of Common Stock that have an aggregate Market Value (as defined below) equal to the amount of the cash dividends otherwise payable to such holder on the applicable dividend payment date. For purposes of this paragraph, the aggregate "Market Value" of the Common Stock with respect to any dividend payment date shall mean the average of the Closing Prices (as defined below) of the shares of Common Stock for the 20 consecutive Trading Days preceding the date that is five Trading Days prior to the dividend payment date, multiplied by the number of shares to be issued to such holder. For purposes of this paragraph, "Closing Price" shall mean the last reported sale price on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices of the Common Stock in each case on a national securities exchange, or, if the Common Stock is not listed or admitted to trading on any such exchange, on the NASDAQ National Market, Small Cap Market or other quotation system on which the Common Stock is listed or admitted to trading or quoted, or, if not listed or admitted to trading or quoted on any national securities exchange or quotation system, the average of the closing bid and asked prices of the Common Stock in the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similarly generally accepted reporting service, or, if not so available in such manner, as furnished by any NASD member firm selected from time to time by the Board of Directors of the Corporation for that purpose. In the event that the Closing Price as of any date cannot be determined using any of the foregoing methods, it shall be an amount equal to the fair market value of a share of Common Stock as determined by a recognized investment banking firm selected by the Corporation and reasonably satisfactory to the holder of the Series A Preferred Stock being redeemed.

           (c) So long as any shares of Series A Preferred Stock are outstanding, the Company shall not declare, pay or set apart for payment any dividend or make any distribution on, any Junior Stock (other than dividends or distributions payable in additional shares of Junior Stock), unless at the time of such dividend or distribution the Company shall have paid all accrued and unpaid dividends on the outstanding shares of Series A Preferred Stock.

           (d) In the event of a dissolution, liquidation or winding up of the Company pursuant to Section 4, all accrued and unpaid dividends on the Series A Preferred Stock shall be payable on the day immediately preceding the date of payment of the preferential amount to the holders of Series A Preferred Stock. In the event of a mandatory redemption pursuant to Section 6, all accrued and unpaid dividends on the Series A Preferred Stock shall be payable on the day immediately preceding the date of such redemption.

           (e) For purposes hereof, unless the context otherwise requires, "distribution" shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, payable other than in shares of Common Stock or other equity securities of the Company, or the purchases or redemption of shares of the Company (other than redemptions set forth in Section 6 below or repurchases of Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase) for cash or property.

      3.   Voting Rights.     So long  as the  Series A Preferred
      Stock is outstanding, each share of Series A Preferred Stock shall entitle the holder thereof to vote on all matters voted on by holders of the Common Stock of the Company voting together as a single class with the other shares entitled to vote, at all meetings of the stockholders of the Company. With respect to any such vote, each share of Series A Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of one (1) share of Common Stock of the Company.


      4.   Liquidation Preference.

           (a) In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, after payment of provision for payment of the debts and other liabilities of the Company, the holders of shares of the Series A Preferred Stock then outstanding shall  be entitled  to receive,  out  of the  assets of  the
      Company whether such assets are capital or surplus of any nature, an amount equal to the Liquidation Preference Amount of the Series A Preferred Stock plus any accrued and unpaid dividends before any payment shall be made or any assets distributed to the holders of the Common Stock or any other Junior Stock. If the assets of the Company are not sufficient to pay in full the Liquidation Preference Amount plus any accrued and unpaid dividends payable to the holders of outstanding shares of the Series A Preferred Stock and any series of preferred stock or any other class of stock on a parity, as to rights on liquidation, dissolution or winding up, with the Series A Preferred Stock, if any, notably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation payment with respect to each outstanding fractional share of Series A Preferred Stock shall be equal to a ratably proportionate amount of the liquidation payment with respect to each outstanding share of Series A Preferred Stock, in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. All payments for which this Section 4(a) provides shall be in cash, property (valued at its fair market value as determined by the Company's independent, outside accountant) or a combination thereof, provided, however, that no cash shall be paid to holders of Junior Stock unless each holder of the outstanding hares of Series A Preferred Stock has been paid in cash the full Liquidation Preference Amount plus any accrued and unpaid dividends to which such holder is entitled as provided herein. After payment of the full Liquidation Preference Amount plus any accrued and unpaid dividends to which each holder is entitled, such holders of shares of Series A Preferred Stock will not be entitled to any further participation as such in any distribution of the assets of the Company.

           (b) A consolidation of the Company with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Company, or the effectuation by the Company of a transaction or series of transactions in which more than 50% of the voting shares of the Company is disposed of or conveyed, shall not be deemed to be a liquidation, dissolution, or winding up within the meaning of this section 4. In the event of the merger or consolidation of the Company with or into another corporation, the Series A Preferred Stock shall maintain its relative powers, designations and preferences provided for herein and no merger shall result inconsistent therewith.

           (c) Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, stating a payment date and the place where the distributable amounts shall be payable, shall be given by mail, postage prepaid, no less than 45 days prior to the payment date stated therein, to the holders of record of the Series A Preferred Stock at their respective addresses as the same shall appear on the books of the Company.

      5.   No  Preemptive Rights.    No  holder of  the  Series A
      Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board in their absolute discretion may deem advisable.

      6.   Mandatory Redemption.

           (a)  Except as provided in this Section 6, the  Series
      A Preferred Stock is not subject to redemption.

           (b) The Company shall redeem for cash at a price per share equal to the Series A Liquidation Preference Amount plus all accrued but unpaid dividends (the "Redemption Price") all of the then outstanding shares of Series A Preferred Stock on the earlier of (i) the seventh anniversary of the date of issuance of the Series A Preferred Stock (ii) forty-five (45) days following the end of a fiscal quarter of the Company as of which the Company has had aggregate gross revenues for a four (4) consecutive fiscal quarter period of fifty million dollars ($50,000,000) or more.

           (c)  If on  a  mandatory  redemption  date  the  Board
      determines that funds of the Corporation legally available for redemption of the Series A Preferred Stock shall be insufficient to discharge such redemption requirements in full, such funds as are so available for such purpose shall be set aside and used for the redemption. Such redemption requirements shall be cumulative, so that if such requirements shall not be fully discharged as they accrue because of the insufficiency of funds legally available, all legally available funds shall be applied thereto until such requirements are fully discharged. There shall be a redemption within 10 days after such funds become available.

           (d) In the event of the redemption of only a part of the outstanding shares of Series A Preferred Stock, the Corporation shall effect such redemption pro rata according to the number of shares of Series A Preferred Stock held by each holder of Series A Preferred Stock as of 10 days before the mandatory redemption date.

           (e) Not less than 10 days nor more than 60 days prior to a mandatory redemption date, written notice (the "Mandatory Redemption Notice") shall be mailed, postage prepaid, to each holder of record of the Series A Preferred Stock to be redeemed at his post office address last shown on the records of the Company. The Mandatory Redemption Notice shall state:

                (i)  The  total number  of  shares  of  Series  A
      Preferred Stock being redeemed;

                (ii)      The total number of  shares of Series A
           Preferred   Stock   held  by   the  holder   that  the
           Corporation shall redeem;

                     (iii) The mandatory redemption date and the Redemption Price for the Series A Preferred Stock; and

                     (iv) That the holder is to surrender to the Corporation, in the manner and at the place designated, his certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

                (f) If the Mandatory Redemption Notice shall have been duly given, and if on the mandatory redemption date the Redemption Price is paid, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, the Redemption Price with respect to such shares shall cease to increase after the mandatory redemption date and all rights with respect to such shares shall forthwith after the mandatory redemption date terminate, except only the right of the holders to receive the Redemption Price upon surrender of their certificate or certificates therefor.

          7. Vote to Change the Terms of or Issue Preferred Stock. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the holders of not less than three-fourth ( ) of the then outstanding shares of Series A Preferred Stock, shall be required for any change to this Certificate of Designation or the Company's Certificate of Incorporation which would amend, alter, change or repeal may of the powers, designations, preferences and rights of the Series A Preferred Stock.

          8. Lost or Stolen Certificates. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series A Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Company and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of the like lienor and date; provided, however, the Company shall not be obligated to re-issue Preferred Stock Certificates if the holder contemporaneously requests the Company to convert such shares of Series A Preferred Stock into Common Stock.

          9. Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Certificate Designation. Amounts set forth or provided for herein with respect to payments, conversion and the like (and this computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of the Series A Preferred Stock and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holders of the Series A Preferred Stock shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

          10. Specific Shall Not Limit General; Construction. No specific provision contained in this Certificate of Designation shall limit or modify any more general provision contained herein. This Certificate of Designation shall be deemed to be jointly drafted by the Company and all initial purchasers of the Series A Preferred Stock and shall not be construed against any person as the drafter hereof.

          11. Failure or Indulgence Not Waiver. No failure or delay on the part of a holder of Series A Preferred Stock in the exercise or any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

                B.  Series B Convertible Preferred Stock

          1. Designation and Rank: The designation of such series of the Preferred Stock shall be the Series B Convertible Preferred Stock, par value $.0001 per share (the "Series B Preferred Stock"). The maximum number of shares of Series B Preferred Stock shall be seven million five hundred thousand (7,500,000) shares. The Series B Preferred Stock shall have a stated liquidation preference of $.0001 per share (the "Series B Liquidation Preference Amount"). The Series B Preferred Stock shall rank (i) prior to the Common Stock, and to all other classes and series of equity securities of the Company which by its terms does not rank senior to the Series B Preferred Stock ("Junior Stock"), (ii) on parity with the Series A Preferred
          Stock and with any class and series of equity securities which by its terms shall rank on parity with the Series B Preferred Stock ("Pari Passu Stock") and
          (iii) junior to any class or series of equity securities which by its terms shall rank senior to the Series B Preferred Stock. The Series B Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding.

          2. Dividends. Holders of record of shares of Series B Preferred Stock shall not be entitled to receive any dividends on shares of Series B Preferred Stock

          3. Voting Rights. So long as the Series B Preferred Stock is outstanding, each share of Series B Preferred Stock shall entitle the holder thereof to vote on all matters voted on by holders of the Common Stock of the Company voting together as a single class with the other shares entitled to vote, at all meetings of the stockholders of the Company. With respect to any such vote, each share of Series B Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of one (1) share of Common Stock of the Company.

          4.    Liquidation Preference.

                (a) In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, after payment of provision for payment of the debts and other liabilities of the Company, the holders of shares of the Series B Preferred Stock then outstanding shall be entitled to receive, out of the assets of the Company whether such assets are capital or surplus of any nature, an amount equal to the Series B Liquidation Preference Amount of the Series B Preferred Stock plus any accrued and unpaid dividends before any payment shall be made or any assets distributed to the holders of the Common Stock or any other Junior Stock. If the assets of the Company are not sufficient to pay in full the Series B Liquidation Preference Amount plus any accrued and unpaid dividends payable to the holders of outstanding shares of the Series B Preferred Stock and any series of preferred stock or any other class of stock on a parity, as to rights on liquidation, dissolution or winding up, with the Series B Preferred Stock, if any, notably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation payment with respect to each outstanding fractional share of Series B Preferred Stock shall be equal to a ratably proportionate amount of the liquidation payment with respect to each outstanding share of Series B Preferred Stock, in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. All payments for which this
          Section 4(a) provides shall be in cash, property (valued at its fair market value as determined by the Company's independent, outside accountant) or a combination thereof, provided, however, that no cash shall be paid to holders of Junior Stock unless each holder of the outstanding hares of Series B Preferred Stock has been paid in cash the full Series B Liquidation Preference Amount plus any accrued and unpaid dividends to which such holder is entitled as provided herein. After payment of the full Series B Liquidation Preference Amount plus any accrued and unpaid dividends to which each holder is entitled, such holders of shares of Series B Preferred Stock will not be entitled to any further participation as such in any distribution of the assets of the Company.

                (b) A consolidation of the Company with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Company, or the effectuation by the Company of a transaction or series of transactions in which more than 50% of the voting shares of the Company is disposed of or conveyed, shall not be deemed to be a liquidation, dissolution, or winding up within the meaning of this section 4. In the event of the merger or consolidation of the Company with or into another corporation, the Series B Preferred Stock shall maintain its relative powers, designations and preferences provided for herein and no merger shall result inconsistent therewith.

                (c) Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, stating a payment date and the place where the distributable amounts shall be payable, shall be given by mail, postage prepaid, no less than 45 days prior to the payment date stated therein, to the holders of record of the Series B Preferred Stock at their respective addresses as the same shall appear on the books of the Company.

          5. No Preemptive Rights. No holder of the Series B Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board in their absolute discretion may deem advisable.

          6.    Mandatory Conversion.    Shares   of   Series    B
          Preferred   Stock   shall   be   subject   to  mandatory
          conversion ("Mandatory Conversion") as follows:

                (a) In the event that the Company, prior to the first anniversary of the date of issuance of the Series B Preferred Stock, issues additional shares of Common Stock to investors in exchange for cash in one or more offerings (the "Equity Financings") with aggregate gross proceeds to the Company of up to $1,200,000, then, for each one (1) share of Common Stock issued in an Equity Financing, three (3) shares of Series B Preferred Stock (up to an aggregate number equal to the number of shares of Series B Preferred Stock then outstanding) shall automatically and without any action on the part of the holders thereof each convert into one (1) fully paid and nonassessable share of Common Stock.

                (b) In the event that, as of the first anniversary of the date of issuance of the Series B Preferred Stock, the aggregate gross proceeds from Equity Financings is less than $1,200,000, then for each One Dollar ($1.00) of such shortfall, seven and one-half (7.5) shares of Series B Preferred Stock (up to an aggregate number equal to the number of shares of Series B Preferred Stock then outstanding) shall automatically and without any action on the part of the holders thereof each convert into one (1) fully paid and nonassessable share of Common Stock.

                (c)  The  Company   shall  effect   any  Mandatory
          Conversion of less than all outstanding shares of Series B Preferred Stock pro rata among the holders thereof according to the number of shares of Series B Preferred Stock held by each holder as of the Mandatory Conversion Date.

                (d) Within fifteen (15) days following the closing on an Equity Financing and/or the first anniversary of the date of issuance of the Series B Preferred Stock (a "Mandatory Conversion Date"), the Company shall provide to each holder of Series B Preferred Stock a notice of Mandatory Conversion (a "Conversion Notice"), including the nature of the event triggering Mandatory Conversion, a calculation of the aggregate number of shares of Series B Preferred Stock to be converted and the number of shares held by each such holder to be converted.

                (e)  On   a   Mandatory   Conversion   Date,   the
          outstanding shares of Series B Preferred Stock set forth in a Conversion Notice shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the
          Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon conversion of any shares of Series B Preferred Stock unless certificates evidencing such shares of Series B Preferred Stock are either delivered to the Company or the holder notifies the Company that such certificates have been lost, stolen, or destroyed, and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection therewith. Upon the occurrence of the Mandatory Conversion of the Series B Preferred Stock pursuant to this Section 5(c), the holders of the Series B Preferred Stock shall surrender the Preferred Stock Certificates representing the Series B Preferred Stock for which the Mandatory Conversion has occurred to the Company and the Company shall deliver to each holder a certificate evidencing the shares of Common Stock issuable upon such conversion (and a certificate evidencing any residual shares of Series B Preferred Stock evidenced by the surrendered certificate and not subject to conversion within three (3) business days of the holder's delivery of the applicable Series B Preferred Stock certificates.

          7.    Mandatory Redemption.

                (a) Except as provided in this Section 7, the Series B Preferred Stock is not subject to redemption.

                (b) In the event that any shares of Series B Preferred Stock remain outstanding following all
          Mandatory Conversions under Section 6 above, the Company shall redeem for cash at a price per share equal to the Series B Liquidation Preference Amount(the "Redemption Price") all of the then outstanding shares of Series B Preferred Stock fifteen (15) days following the final Mandatory Conversion Date (the "Mandatory Redemption Date").

                (c) Not less than 10 days prior to the Mandatory Redemption Date, written notice (the "Mandatory Redemption Notice") shall be mailed, postage prepaid, to each holder of record of the Series B Preferred Stock to be redeemed at his post office address last shown on the records of the Company. The Mandatory Redemption Notice shall state that the holder is to surrender to the Corporation, in the manner and at the place designated, his certificate or certificates representing the shares of Series B Preferred Stock to be redeemed.

                (d)      If the Mandatory Redemption  Notice shall
          have been duly given, and if on the Mandatory Redemption Date the Redemption Price is paid, then notwithstanding that the certificates evidencing any of the shares of Series B Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the Mandatory Redemption Date terminate, except only the right of the holders to receive the Redemption Price upon surrender of their certificate or certificates therefor.

          8. Vote to Change the Terms of or Issue Preferred Stock. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the holders of not less than three-fourth ( ) of the then outstanding shares of Series B Preferred Stock, shall be required for any change to this Certificate of Designation or the Company's Certificate of Incorporation which would amend, alter, change or repeal may of the powers, designations, preferences and rights of the Series B Preferred Stock.

          9. Lost or Stolen Certificates. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series B Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Company and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of the like lienor and date; provided, however, the Company shall not be obligated to re-issue Preferred Stock Certificates if the holder contemporaneously requests the Company to convert such shares of Series B Preferred Stock into Common Stock.

          10. Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Certificate Designation. Amounts set forth or provided for herein with respect to payments, conversion and the like (and this computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of the Series B Preferred Stock and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holders of the Series B Preferred Stock shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

          11. Specific Shall Not Limit General; Construction. No specific provision contained in this Certificate of Designation shall limit or modify any more general provision contained herein. This Certificate of Designation shall be deemed to be jointly drafted by the Company and all initial purchasers of the Series B Preferred Stock and shall not be construed against any person as the drafter hereof.

          12. Failure or Indulgence Not Waiver. No failure or delay on the part of a holder of Series B Preferred Stock in the exercise or any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

               SECOND:   This     Corrected     Certificate     of
          Designation shall be effective as of the date of filing with the Secretary of State of Delaware.

               IN WITNESS WHEREOF, the undersigned has executed and subscribed this Certificate and does affirm the foregoing as true this 4th day of November, 1999.


                                        INFORMATIX HOLDINGS, INC.



                                        By: /s/ Lena Donoflio
                                              Secretary

          Exhibit 5.1 - Voting Agreement

                              VOTING AGREEMENT

               This VOTING AGREEMENT entered into this 4th day of November, 1998, by and among the undersigned stockholders (each a "Stockholder" and collectively the "Stockholders") of AuTologous Wound Therapy, Inc., formerly known as Informatix Holdings, Inc., a Delaware corporation (the "Company") and Jim D. Swink, Jr. ("Swink")

               WHEREAS,  the  Company  entered  into  a  Plan  and
          Agreement of Merger with AuTologous Wound Therapy, Inc., an Arkansas corporation ("AWT"), dated October 22, 1999 (the "Merger Agreement"), and the Merger Agreement provides for the former AWT stockholders to acquires shares of voting common stock in the Company (the "Stock"):

               WHEREAS, the stockholders have agreed to vote the Stock in any election for the members of the Board of Directors and on other items requiring shareholder consent in accordance with the terms of this Agreement; and

               WHEREAS, each Stockholder has agreed to close in consideration of the other undersigned Stockholders execution and delivery of this Voting Agreement and the performance of their obligations hereunder and the undersigned Stockholders have agreed to vote their shares in accordance with the terms of this Agreement on the terms and conditions set forth herein.

               NOW, THEREFORE, in consideration of the mutual covenants and premises contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

               1. Voting Agreement. Pursuant to the Delaware General Corporation Law (the "Act"), specifically 8 Del. C 101 et. seq, the undersigned Stockholders hereby create this voting agreement for the purposes set forth herein in accordance with Section 218 of the Act. Each Stockholder acknowledges that in consideration of the agreements of the other Stockholders set forth herein, the Stockholder approved the Merger and is expressly relying on the voting covenants set forth herein.

               2.   Purpose.  The purpose of this  Agreement shall
          be to provide for the election of director representatives of the Company and voting on certain corporate actions requiring shareholder approval.

               3.   Term.   This  Agreement shall  remain in  full
          force and effect until the earlier of (i) (a) the Company filing a registration statement pursuant to the Securities Act of 1933, as amended registering the Stock covered by this Agreement; (b) there is a change of control in the Company's voting stock (as hereinafter defined); or (c) the written consent of Jim
          D. Swink, Jr., terminating the Agreement. For purposes of this Agreement, a "change of control" shall be defined as a change in the ownership of the voting stock of the Company either by virtue of the issuance of additional shares or transfers by existing shareholders to persons not shareholders as of the date hereof, or any combination of the foregoing, such that the shareholders of the Company as of the date of this Agreement (determined after giving effect to the Merger), hold less than forty percent (40%) of the issued and outstanding voting stock of the Company.

               4. Voting Obligations. During the term hereof, the Stockholders agree to vote the shares of common stock in the Company owned or voted by such Stockholders as follows:

                    (a)  Nomination    of    Directors.        The
          Stockholders shall vote their shares in the Company so as to cause the designee(s) of Quasar Investments, LLC ("Quasar") to be nominated as candidates for positions on the Board of Directors (the Quasar Nominees ) which are to be elected by virtue of the Stockholders stock ownership position in the Company, so long as such designee is eligible and legally competent to serve as such. In the event of the removal, resignation or legal incapacity of such designee hereunder, Quasar shall have the right to designate the nominee to fill such vacancy and the Stockholders shall vote in favor of such nominee in accordance with the terms of this Agreement.

                    (b) Election of Directors. The Stockholders shall vote their shares in favor of the election of the Quasar Nominees as members of the Board of Directors. The parties acknowledge that the Company has cumulative voting in the election of directors and the obligations hereunder shall be limited to each Stockholders obligation to vote at least one vote per share of stock owned for each of the Quasar Nominees during each election. For example, if seven directors are to be elected, each Stockholder would be entitled to cast seven votes for each share of stock owned in the election of directors under the cumulative voting right and, pursuant to this Agreement, each Stockholder agrees to cast one vote for share of stock owned for each of the Quasar Nominees and shall be free to cumulate and vote the remaining five votes per share among one or more other candidates for the Board of Directors.

                    (c)  During the  term of  this Agreement,  any
          action  requiring   shareholder  approval  pursuant   to
          Section 251 et seq., 271 and 275 of the Act, specifically dealing with the merger of the Company, sale of substantially all of its assets or liquidation, the stockholders agree to vote their shares of stock in either approving or voting against such proposed actions in the same manner as the Stock owned by Quasar Investments, LLC is going to vote with respect to such matter. At the request of Quasar Investments, LLC, each stockholder shall deliver an irrevocable proxy in favor of Quasar Investments, LLC with respect to the foregoing actions if a stockholder vote is requested at any special or regular meeting of the stockholders of the company or if such action is requested to be taken by consent to corporate action without a meeting.

                    (d) After Acquired Shares. The voting obligations set forth herein shall apply to any additional shares of the Company's stock issued to a Stockholder from and after the date hereof.

                    (e) Board of Directors. Any Stockholder elected to serve as a director shall use his best efforts in discharging his duties as a director of the Company and seeing that the Board functions as a cohesive, unified governing board.

               5.   Decrease  in  Board  Representation.   In  the
          event the number of Directors designated by the Stockholders and the holders of the Stock under the voting rights granted hereunder is reduced during the term of this Agreement, then the rights hereunder shall be adjusted to take into account the reduction in the number of seats on the Board of Directors available to the Stockholders.

               6. Breach of Voting Obligations. In the event a Stockholder breaches his obligations hereunder, upon the demand by Quasar Investments, LLC, such breaching Stockholder shall execute an irrevocable proxy in favor of the designee of Quasar, for the shares covered by this Agreement owned or voted by such Stockholder for all matters covered by this Agreement which are to be voted upon by the Stockholders. Such irrevocable proxy shall be in a form approved by counsel to Quasar and in a form where such proxy constitutes an irrevocable proxy coupled with an interest under the Act.

               7.   Miscellaneous.

                    (a) Validity. Each Stockholder warrants and represents that this agreement has been duly executed and delivered, constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors' rights, or by general principles of equity.

                    (b) Assignment. Neither this agreement, nor any of the rights, obligations and duties hereunder, may be assigned or otherwise transferred by either party without the prior written consent of the other party.

                    (c) Survival. The covenants, agreements, representations, warranties and obligations of the parties hereto shall survive the termination of this Agreement.

                    (d)  Fees of  Legal  Counsel.   In  the  event
          either  party  to  this  agreement  shall  employ  legal
          counsel with respect to any claim concerning the interpretation or any breach of this agreement, or otherwise to protect its rights hereunder or to enforce any term or provision hereof, the prevailing party shall have the right to recover from the other party all of its reasonable attorneys' fees and out of pocket costs and expenses incurred in connection therewith.

                    (e) Further Assurances. The parties agree that from time to time hereafter, upon request, each of them will execute, acknowledge and deliver such other documents and instruments, and take such further action, as may be reasonably necessary to carry out the intent of this agreement.

                    (f) Modification. No provision contained herein may be modified, amended or waived except by written agreement or consent signed by the party to be bound thereby.

                    (g) Binding Effect and Benefit. This agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

                    (h) Specific Performance. The parties recognize and agree that the obligations to be performed hereunder are unique and in the event either party fails or refuses to perform its obligations hereunder in breach of this agreement, the other party would be irreparably harmed and would not have an adequate remedy at law for money damages. Therefore, each party agrees that in such circumstances the other party shall be entitled to a temporary and/or permanent injunction to prevent the breach of this agreement and to specific performance of the covenants contained herein, in addition to any other remedy to which it may be entitled hereunder, or otherwise, at law or in equity.

                    (i)  Time  for  Performance.   Time is  of the
          essence in this agreement.

                    (j) Waiver. No waiver of a breach or violation of any provision of this agreement shall operate or be construed as a waiver of any subsequent breach or limit or restrict any right or remedy otherwise available. Any waiver must be in writing.

                    (k) Rights and Remedies Cumulative. The rights and remedies expressed herein are cumulative and not exclusive of any rights and remedies otherwise available.

                    (l)  Entire   Agreement.     This   agreement,
          together with the exhibits hereto, constitutes the entire agreement of the parties and supersedes any and all other prior agreements, oral or written, with respect to the subject matter contained herein. There are no representations, warranties, covenants or other agreements, oral or written, between the parties in connection with this transaction, other than those expressly set forth herein.

                    (m)  Governing  Law.   This agreement shall be
          subject to and governed by the laws of the State of Delaware.

               IN  WITNESS  WHEREOF,   the  parties   hereto  have
          executed this agreement effective as of the day and year aforesaid.

                    Number of Shares         STOCKHOLDER:

                     2,655,000          QUASAR INVESTMENTS, LLC

                                       By:  BDR, Inc., Managing Member

                                       By:  /s/ Jim D. Swink, Jr., President

                       125,000          BDR, INC.

                                       By:  /s/ Jim D. Swink, Jr., President


                        20,000          F & G INVESTMENT PARTNERSHIP

                                        By:  /s/ Alec Farmer, Partner


                       360,000          KAB INVESTMENTS

                                        By:  /s/ Earnest Bartlett, President

                       390,000          GWR TRUST

                                        By:  /s/ Greg Stephens, Trustee


                       270,000          SPH INVESTMENTS

                                        By:  /s/ Stephen Harrington, President

                       180,000          SPH EQUITIES

                                        By:  /s/ Stephen Harrington, President

                       300,000          CRANBOURNE INVESTMENTS

                                        By:  /s/ Harold E.  Chaffe, President

                       441,000          DISCRETIONARY INVESTMENT  TRUST

                                        By:  /s/ Richard Zona, Trustee

                       309,000          GATKIN INVESTMENTS

                                        By:  /s/ S. E. Edwards, President

                     _________
          TOTAL:     5,050,000

          Exhibit 6.1 - Royalty Agreement with Charles Worden

                             ROYALTY AGREEMENT


               This Agreement is made and  entered into this  27th
          day of  April, 1999,  by and  between Charles E.  Worden
          ("Worden"),   an  individual,   and   Autologous   Wound
          Therapy, Inc. ("AWT"), an Arkansas Corporation.
               WHEREAS,    Worden    has   previously    assigned,
          transferred and conveyed certain intellectual property rights to AWT, as more fully described herein;
               WHEREAS, Worden represents and warrants  that prior
          to assignment  to AWT, he  was the  owner of the  entire
          right,  title   and  interest  in  certain  intellectual
          property  (the  "Intellectual  Property"),   as  defined
          herein, and as set forth in Exhibit A attached hereto;
               WHEREAS, Worden  represents  and  warrants that  he
          had the  sole right to  grant to AWT  the rights to  the
          Intellectual   Property,  of   the   scope   hereinafter
          granted;
               WHEREAS,   as   partial   consideration   for   the
          assignment of the Intellectual Property to AWT, the parties intend that Worden should receive a royalty, as herein defined;
               WHEREAS,   the  parties   desire  to  reduce  their
          agreement and understanding to writing and upon the terms hereinafter set forth;
               NOW,  THEREFORE, in  consideration of the foregoing
          and of the mutual covenants, terms and conditions hereinafter expressed, the parties hereto agree as follows:
               1.   Intellectual   Property.     The  Intellectual
          Property subject to this Agreement shall include, but is not limited to, any and all of the following: all
          trade   names,   trademarks,   logos,   service   marks,
          copyrights, patents, writings, licenses,  trade secrets,
          patented   ideas,   formulas,   processes,   inventions,
          procedures, know-how, and other intellectual property used in the operation of AWT s business as presently conducted and the marketing, sale, use and application of the services and products sold by AWT.
               2.   Grant.   Worden hereby ratifies, readopts  and
          reaffirms the assignment of all of his right, title, and interest in and to the Intellectual Property, as set forth in Exhibit A attached hereto.
               3.   Royalty.   AWT hereby agrees  to pay  Worden a
          royalty  of  five  percent  (5%)  of  the  Gross  Profit
          derived  by  AWT  from  the  sale,  licensing,  or other
          exploitation   of   the   Intellectual   Property   (the
          "Royalty").   For the purpose  of this  Agreement, Gross
          Profit shall be defined as the excess of the total amount of money received by AWT from revenues from the
          sale,   licensing,   or   other   exploitation   of  the
          Intellectual Property  over the cost  of such  goods and
          services  sold.   The  cost of  such goods  and services
          shall include those which are direct costs of sales properly charged to cost of sales pursuant to generally accepted accounting principles, consistently applied.
               4.   Payment  Records.      For   the  purpose   of
           computing the  Royalty referred  to  in  paragraph 3  of
          this  Agreement,   the  year  shall   be  divided   into
          quarters, beginning January 1, April 1, July 1, and October 1 of each year. Within thirty (30) days after the end of each quarter, reports shall be made by AWT to Worden setting forth an accounting of the Royalty
          for such quarter ended.   AWT s remittance for  the full
          amount of Royalty due for  such quarter shall  accompany
          such  accounting.    AWT  agrees  to  keep  complete and
          correct  books  and  records  necessary  to  account  to
          Worden, and Worden or his representatives shall have the right to examine AWT s books and records at all reasonable times to the extent and insofar as is necessary to verify the accuracy of the above-mentioned reports.
               5.   Effect  of  Invalidity of  Patent  on  Royalty
          Payments.    If  in any  suit  for  infringement  of any
          Letters Patent which may be subject to this Agreement, any of the claims of said Letters Patent shall be held to be invalid or not infringed by a Court of last resort, or by a lower Court of competent jurisdiction from whose decree no appeal is taken or certiorari
          granted,   within  the   period  allowed  therefor,  the
          construction placed upon the patent by the Courts shall be followed from and after the date of entry of the decree of such Court, and Royalty shall thereafter be
          payable   by   AWT  only   in   accordance   with   such
          construction  until  the   same  shall  be  modified  or
          reversed by a subsequent Court decree, and with respect to claims which are by any such decree held to be invalid, AWT shall be relieved of its obligation to make reports and to pay Royalty on products sold under and covered only by said claims, until the decision with respect to such claims shall be modified or reversed by a subsequent Court decree.
               6.   Future  Improvements.   Worden agrees  that in
           the event he should make any improvements upon the intellectual property set forth in Exhibit A which is subject to this Agreement, he shall communicate the same to AWT and AWT shall have the right to such improvements, provided that in the event Worden should
          secure  the  grant  of  Letters   Patent  on  any   such
          improvements he will notify AWT, who shall have the right at its option to include the same within the terms of the present Agreement. Only one Royalty shall be due, regardless of the number of patents involved in
          the  products.    AWT  shall  be  entitled  to take  out
          patents on its own inventions, and such patents shall be the property of AWT exclusively.
               7.   Warranties.   Worden  warrants and  represents
          that at the time  of assignment to AWT, he was the  sole
          and  lawful  owner  of   the  entire  right,  title  and
          interest in and to the Intellectual Property, and that the same were unencumbered and not subject to any other agreement or restriction, and that Worden had good and full right and lawful authority to assign, transfer and
          convey those  rights to  AWT.    Worden also  represents
          that none of the ownership, access to, or use of the Intellectual Property infringes on the rights of any other party and the rights to the Intellectual Property are valid and enforceable. No person has any claim to, interfered with, infringed upon, misappropriated or otherwise come into conflict with the Intellectual
          Property rights  of Worden.   Worden has  not interfered
          with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of
          others,  and  Worden   has  not  received  any   charge,
          complaint,   demand   or   notice  alleging   any   such
          interference,    infringement,    misappropriation    or
          conflict.
               8.   Enforcement of  Patent.   AWT is  hereby given
          the first right during the term of this Agreement to sue infringers of any Letters Patent which may be subject to this Agreement, and Worden will permit the use of his name in all such suits and sign all
          necessary papers.   The expenses of  such suit or  suits
          shall be paid by AWT, and any and all recoveries from said suit or settlements thereof shall go to AWT.
          Should  AWT  fail  to  take   the  necessary  steps   by
          litigation or otherwise to stop infringement of said Letters Patent, then Worden may conduct at his own expense, and with the right to all recoveries, such litigation as he may deem necessary, provided that Worden has first given a written sixty (60) day notice to AWT of his intention to initiate such litigation, and provided further, that AWT fails during said sixty
          (60)  days    period  to  indicate  its  willingness  to
          initiate said suggested litigation or fails to initiate said suggested litigation within four (4) months after said notice.
               9.   Duration.     This   Agreement  shall   become
          effective on the _____ day of __________, 1999 and, unless sooner terminated as otherwise herein provided, shall remain in effect for so long as AWT derives any revenue from any source from the sale, license, or exploitation of the Intellectual Property.
               10.  Cancellation.  If one  party shall at any time
          commit  any   breach  of  any   covenant,  warranty   or
          agreement herein contained, and shall fail to remedy any such breach within thirty (30) days after written notice thereof by the other party, such other party may at its option, and in addition to any other remedies that it may be entitled to, cancel this Agreement by notice in writing to such effect.
               11.  Entire Agreement.   This Agreement  sets forth
          the entire agreement and understanding of the parties relating to the subject matter contained herein and merges all prior discussions between them, and neither party shall be bound by any definition, condition, warranty, or representation other than as expressly stated in this Agreement or as subsequently set forth in a writing signed by the party to be bound thereby.
               12.  Governing  Law.    This  Agreement  shall   be
          interpreted and construed, and the legal relations created herein shall be determined, in accordance with the laws of the State of Arkansas.
               13.  Notices.   Any notice to  be given  under this
          Agreement  shall  be  in   writing  and  shall  for  all
          purposes be deemed to be fully given by a party if sent by registered or certified mail, with proper postage prepaid, to the other party at its address as set forth
          below.   The date  of mailing shall be  deemed to be the
          date on which such notice was given. Either party may change its address for the purposes of this Agreement by giving the other party written notice of its new address.
               14.  Further Assurances.   Worden hereby  covenants
          and agrees to and with AWT, its successors, legal representatives, and assigns, that Worden will, upon reasonable request, sign all papers and documents, take all lawful oaths, and do all acts necessary or required
          to   be   done   for   the   procurement,   maintenance,
          enforcement and defense of the Intellectual Property.
               15.  Binding  Effect.    This  Agreement  shall  be
          binding   upon  and   inure  to   the  benefit   of  the
          successors, assigns, and personal representatives or heirs of the respective parties.
               IN WITNESS  WHEREOF, the parties  have caused  this
          agreement to be executed effective the date first written above.

          Charles E. Worden                   Autologous Wound Therapy, Inc.
          ________________________            1527 Bowman Road, Suite G
                                              Little Rock, AR  72211
          Little Rock, AR ________


          /s/ Charles E. Worden               By:  /s/ Dennis G. Hendren
                                                         President and CEO

          Exhibit 6.2 - First  Amendment to Royalty Agreement with
          Charles Worden

                    FIRST AMENDMENT TO ROYALTY AGREEMENT

               THIS FIRST AMENDMENT  TO ROYALTY  AGREEMENT entered

          into  this  29th  day of  October,  1999 by  and between
          Autologous  Wound  Therapy,  Inc.  (the   Company")  and
          Charles E. Worden ( Worden ).

                           W I T N E S S E T H :

               WHEREAS, The Company and Worden entered into a Royalty Agreement dated April 27, 1999 (the Royalty Agreement ), wherein Worden is to receive a Royalty from the Company as partial consideration for the
          transfer   of  certain   Intellectual  Property  to  the
          Company; and

               WHEREAS, in anticipation of the merger of The Company and Informatix Holdings, Inc.( Informatix ), The Company is required to restructure certain compensation relationships with Worden payable on certain future revenues of The Company and Worden has agreed to such restructuring on the terms and conditions set forth herein.

               NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, including, but not limited to, the benefits of the merger with Informatix to Worden as a stockholder of the Company, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

               1. Limitation on Royalty. Worden and the Company agree that the Royalty paid to Worden under Paragraph 3 of the Royalty Agreement shall not exceed $1,000,000 in the aggregate during any four (4) consecutive calendar quarters. The Company shall compute the aggregate rolling four (4) consecutive calendar quarters Royalty with each calculation of the Royalty payment due under Paragraph 4 of the Royalty Agreement. To the extent that the Royalty payment due for such quarter would cause the aggregate to exceed $1,000,000, then the amount of such payment shall be reduced, but not below zero, to an amount necessary to bring the aggregate total Royalty to $1,000,000 for said rolling twelve (12) consecutive month period.

               2. Consulting Fees. Worden agrees to provide consulting services on behalf of the Company as reasonably may be requested by the Company from time to time. Until such time as the royalty fees described in

          Paragraph 3 of the agreement, as amended, exceed $150,000 per annum, the Company shall pay Worden the sum of $50,000 per annum as compensation for his services. At such time as the royalties exceed $150,000 during any four (4) consecutive calendar quarters, no separate compensation shall be due and payable for his services as a consultant. The consulting fees shall be paid in equal monthly installments of $4,250 per month, payable in advance on the first day of each month. The relationship of the parties hereto shall be that of independent contractors, and nothing contained herein shall be construed to make Worden an employee of the Company. Additionally, Worden shall not be accorded any rights, privileges, or fringe benefits generally established for the Company's employees.

               3. Confidentiality and Nondisclosure. Worden, as a condition to the payment of the royalties and consulting fees due under the Agreement, as amended, agrees that the terms of this Agreement, the Intellectual Property and any other information regarding the Company, the results of its operations, price lists, costs of goods, vendor and customer lists, reimbursement strategies, marketing and licensing plans or other matters shall remain confidential and Worden shall not disclose any such information without the prior written consent of the Company. Worden further acknowledges that the Company deems all information regarding the Intellectual Property and the Company's marketing plans and financial results of operations to be confidential and proprietary information. Any violation of the confidentiality provisions of this Agreement may result in the termination of this
          Agreement and forfeiture of any future royalty or consulting payment due hereunder or such additional or alternative action as the Company's board of directors deems, in its sole and absolute discretion, appropriate as a remedy to such breach.

               4. Effect on Royalty Agreement. Except as otherwise expressly modified and amended by this First Amendment, the terms and conditions of the Royalty Agreement, expressly including the duties and obligations of the parties thereunder, shall remain in full force and effect and shall not be modified, amended or otherwise changed of affected by this First Amendment. Capitalized terms used in this First Amendment not otherwise defined herein shall have the definition and meaning ascribed to the same under the Royalty Agreement.

               WHEREFORE, the parties hereto have executed this First Amendment as of the date first above written.

                               AUTOLOGOUS  WOUND THERAPY, INC.

                               By:  /s/ Dennis  G.  Hendren, President & CEO


                               WORDEN:


                               /s/ Charles E. Worden

          Exhibit - 6.2  Consulting Agreement with BDR, Inc.

                            CONSULTING AGREEMENT

               This CONSULTING AGREEMENT (this "Agreement") is executed effective as of October 29, 1999, by and between Autologous Wound Therapy, Inc., an Arkansas corporation (the "Company"), and BDR Consulting, Inc., an Arkansas corporation ( BDR ).

                            W I T N E S S E T H:

               WHEREAS,  the  Company  and  BDR   have  previously
          entered into a consulting arrangement under a letter agreement dated February 23, 1999, wherein BDR is to provide certain consulting services on behalf of the Company; and

               WHEREAS, BDR and the Company have agreed to restructure the arrangement by converting the consulting fees due on the gross monetary value of contracts procured by BDR into stock of the Company under the terms of a separate conversion agreement between the Company and BDR Investment Partnership (as assignee of BDR's rights thereunder) and the execution of separate consulting agreement on the terms and conditions set forth herein.

               NOW, THEREFORE, in exchange for the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

               1. ENGAGEMENT. The Company hereby engages BDR as a consultant and independent contractor, and BDR hereby accepts such engagement, upon the terms and conditions contained herein.

               2.   TERM.   The  term of  this Agreement  shall be
          for a period of five (5) years beginning on the date hereof and ending October 31, 2004.

               3. CONSULTING SERVICES. During the term hereof, BDR agrees to provide consulting and management advisory services to the Company, upon reasonable request, relating to its business, sources of debt and equity financing, marketing, product procurement and agrees, upon reasonable request, to serve as a liaison between the Company and the suppliers, customers, lenders, investors and others with whom the Company transacts business. It is agreed by the parties that the consulting and advisory services hereunder shall not require any specific number of hours of time per month and that BDR will make Jim Swink reasonably available as needed by the Company. Notwithstanding anything herein to the contrary, the Company shall have no specific control over the particular methods and procedures used by BDR in performing BDR's services hereunder.

               4. INDEPENDENT CONTRACTOR. In performing BDR s services described herein, BDR shall be an independent contractor and shall have no power or authority to bind Access or to create any obligation or responsibility, express or implied, in the name or on behalf of the Company. BDR shall be solely responsible for payment of federal, state and local income taxes on all payments to BDR hereunder, and the Company shall have no responsibility whatsoever therefor.

               5. CONSULTING FEES. In consideration for the consulting and advisory services to be provided hereunder by BDR, the Company agrees to pay BDR a monthly fee based on the then current annualized gross revenues of the Company computed in accordance with Exhibit A attached hereto and made a part hereof, but in no event less than $6,000 per month. Fees shall be payable in arrears on the last day of each calendar month during the term of this Agreement.

               6. EXPENSES. BDR shall be responsible for paying its own expenses incurred in performing the consulting and advisory services hereunder. The foregoing notwithstanding, the Company will pay on behalf of BDR (or reimburse BDR for) all reasonable expenses incurred by BDR at the request of The Company in connection with the performance of BDR's duties pursuant to this Agreement, and in accordance with The Company's expense reimbursement policies.

               7.   DISCLOSURE  OF INFORMATION.   BDR  agrees that
          he will not, during or after the term of this Agreement, disclose, make public or otherwise utilize any proprietary or other confidential information relating to the Company or its business, except as required by applicable law. BDR shall deliver to the Company no later than thirty (30) days after the date of termination of this Agreement all tangible forms of such information in BDR's possession or control.

               8.   TERMINATION.

                    (a) Notwithstanding the term herein stated, this Agreement shall terminate upon the death of Jim Swink or upon BDR's becoming disabled to the extent that he is unable to perform, in all material respects, the consulting and advisory services on behalf of BDR hereunder.

                    (b) BDR may, at its option, terminate this Agreement at any time upon ten (10) days prior written notice to the Company if:

                         (1)  The  Company   fails  to  make   any
          payment hereunder to BDR and such failure continues for a period of more than thirty (30) days following receipt of written notice of such default; or

                         (2)  Substantially all  of the assets  or
          a controlling interest in the stock of the Company is sold to a person or entity not controlled by or under common control with the Company or its current stockholders.

                    (c) The Company may terminate this Agreement upon forty (40) days prior written notice to BDR if BDR fails to perform BDR's services hereunder in any material respect and such failure continues for a period of thirty (30) days following receipt of such written notice from the Company.

                    (d) Upon termination of this Agreement, the Company shall not be obligated to make any further payments to BDR except amounts accrued, due and payable as of the date of termination.

               9.   MISCELLANEOUS.

                    (a) Assignment. This Agreement and the rights, obligations and duties of the parties hereunder shall not be assignable or otherwise transferable without the prior written consent of each party.

                    (b) Modification. No provision contained herein may be modified, amended or waived except by written agreement signed by the party to be bound thereby.

                    (c) Binding Effect and Benefit. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto, and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

                    (d) Headings and Captions. Subject headings and captions are included for convenience purposes only and shall not affect the interpretation of this Agreement.

                    (e) Notice. All notices, requests, demands and other communications permitted or required hereunder shall be in writing, and shall be deemed to have been duly given upon delivery if delivered in person, or on the date postmarked if mailed, registered or certified United States mail, postage prepaid as follows:

                    If to BDR, addressed or delivered in person to:

                         BDR Consulting, Inc.
                         5000 Garrison Road
                         Little Rock, Arkansas 72211

                    If to the Company, addressed or delivered in person to:

                         Autologous Wound Therapy, Inc.
                         1527 Bowman Road, Suite G
                         Little Rock, Arkansas 72211

                         or to such other address as either party may designate by notice.

                    (f) Severability. If any portion of this Agreement is held invalid, illegal or unenforceable, such determination shall not impair the enforceability of the remaining terms and provisions herein.

                    (g) Waiver. No waiver of a breach or violation of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach or limit or restrict any right or remedy otherwise available.

                    (h) Rights and Remedies Cumulative. The rights and remedies expressed herein are cumulative and not exclusive of any rights and remedies otherwise available.

                    (i) Gender and Pronouns. Throughout this Agreement, the masculine shall include the feminine and neuter and the singular shall include the plural and vice versa as the context requires.

                    (j) Entire Agreement. This document constitutes the entire agreement of the parties and supersedes any and all other prior agreements, oral or written, with respect to the subject matter contained herein, including but not limited to the letter agreement dated February 23, 1999.

                    (k)  Governing  Law.   This Agreement shall be
          subject to and governed by the laws of the State of Arkansas.

                    (l) No Joint Venture or Partnership. This Agreement shall not be considered to create any type of joint venture, partnership, or any other legal relationship between the parties in which either party shall share or be responsible for the debts or liabilities of the other party.

               IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year aforesaid.

                                     COMPANY:

                                     Autologous Wound  Therapy, Inc.


                                     By: /s/ Dennis Hendren,
                                             President and CEO


                                     CONSULTANT:

                                     BDR Consulting, Inc.

                                     By: /s/ Jim D. Swink, Jr.
                                             President and CEO

                                 EXHIBIT A

                          CONSULTING FEE SCHEDULE

               For purposes of this Agreement the consulting fees shall be based on the rolling twelve month aggregate gross revenues of the Company measured as of the close of the month immediately prior to the month for which the payment is due is being calculated. For example, the payment due December 31, 2000, would be based on the aggregate gross revenues for the rolling twelve month period ending November 30, 2000. The fee due and payable shall be computed as follows:

                    Rolling Annual Gross Revenues  Monthly Fee
                    __________________________________________

                    $0 to 7.5 Million                  $ 6,000

                    Over $7.5 Million to $14 Million   $10,000

                    Over $14 Million to $25 Million    $15,000

                    $25 Million and above              $20,000

          Exhibit - 6.4  Plan   and  Agreement   of   Merger   and
          Reorganization

          AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
          _______________________________________________


               Agreement and Plan of Merger and Reorganization, dated as of October 22, 1999 (this "Agreement"), by and between Informatix Holdings, Inc., a Delaware corporation ("Informatix"), and Autologous Wound Therapy, Inc., an Arkansas corporation ("AWT").

                                 BACKGROUND

               A. The Boards of Directors of Informatix and AWT have each determined that it is advisable and in the best interests of their respective corporations and stockholders for AWT to be acquired by Informatix pursuant to a merger (the "Merger") of AWT with and into Informatix upon the terms and subject to the conditions set forth herein.

               B. In furtherance thereof, the Boards of Directors and shareholders of Informatix and AWT have each approved the Merger in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL") and the Arkansas Business Corporation Act of 1987 ("ABCA") and upon the terms and subject to the conditions set forth herein.

               NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Informatix and AWT hereby agree as follows:


                                 ARTICLE I

                                 THE MERGER

               Section 1.1 The Merger. At the Effective Time (as defined herein), and subject to and upon the terms and conditions of this Agreement, the DGCL and the ABCA, AWT shall be merged with and into Informatix, the separate corporate existence of AWT shall cease, and Informatix shall continue as the surviving corporation. Informatix, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

               Section 1.2 Effective Time. As of the Closing (as defined below), the parties hereto shall cause the Merger to be consummated by filing certificates of merger (the "Certificates of Merger") with the

          Secretary  of State  of the  State of  Arkansas and  the
          Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the ABCA, respectively (the time of such filings being the "Effective Time").

               Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificates of Merger and the applicable provisions of the DGCL and the ABCA.

               Section 1.4    Articles of Incorporation; By-Laws.

                         (a)  Articles of  Incorporation.  At  the
          Effective Time, the articles of incorporation of Informatix, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of Surviving Corporation until thereafter amended as provided by the DGCL and such articles of incorporation provided, that the name of the Surviving Corporation shall be changed to Autologous Wound Therapy, Inc.

                         (b)  By-Laws.   At  the  Effective  Time,
          the by-laws of Informatix, as in effect immediately prior to the Effective Time, shall be the by-laws of Surviving Corporation until thereafter amended as provided by the DGCL, the articles of incorporation of the Surviving Corporation and such by-laws.

               Section 1.5 Directors and Officers. Following the Effective Time, the officers and directors of the Surviving Corporation shall be those individuals set forth on Schedule 1.5 hereto, in each case until their respective successors are duly elected or appointed  and
          qualified   or  until   their  earlier   resignation  or
          removal.

               Section 1.6 Effect on Capital Stock. Subject to the terms and conditions contained herein, at the Effective Time, by virtue of the Merger and without any action on the part of Informatix or AWT:

                         (a)  Outstanding  Stock of  AWT.   All of
          the shares of capital stock of AWT issued and outstanding as of the Effective Time (collectively, the "AWT Shares") shall be converted into the right to receive, in the aggregate, (i) seven million five hundred thousand (7,500,000) newly issued shares of common stock, par value $.001 per share, of Informatix ("Informatix Common Stock") and (ii) seven million five hundred thousand (7,500,000) newly issued shares of Series B Preferred Stock, par value $.001 per share, of Informatix (the "Series B Preferred Stock"). The

          Informatix Common Stock and the Series B Preferred Stock issuable under this Section 1.6(a) is sometimes referred to herein as the "Merger Consideration."

                         (b)  Delivery  of Certificates.   At  the
          Closing (as defined below), Informatix will cause to be delivered a certificate or certificates representing the shares of Informatix Common Stock issuable as Merger Consideration hereunder to the shareholders of AWT as of the Closing Date (the "AWT Shareholders") in such amounts and registered in such names as set forth on Schedule 1.6.

               Section 1.7    Tax-Free   Reorganization.    It  is
          intended by the parties hereto that the Merger constitute a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986 (the "Code"). The parties hereto agree to utilize commercially reasonable efforts and to cooperate with each other, to cause the Merger to be a tax-free reorganization within the meaning of Section 368 of the Code.


                                 ARTICLE II

                                THE CLOSING

               Section 2.1 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Klehr, Harrison, Harvey, Branzburg & Ellers, LLP, 260 S. Broad Street, Philadelphia, Pennsylvania, on November 1, 1999, or at such other time and place as the parties shall agree. The date on which the Closing actually occurs is referred to herein as the "Closing Date."

               Section 2.2    Deliveries by AWT.

                         (a)  At  the Closing,  AWT shall  deliver
          to   Informatix  (unless   delivered  previously),   the
          following:

                              (i)  stock  certificates endorsed in
               blank representing the AWT Shares;

                              (ii) the  certificates  referred  to
               in Sections 5.4 and 5.5;

                              (iii)     the   opinion  of  counsel
                                        referred       to       in
                                        Section 5.6;

                              (iv) executed  counterparts  of  any
               consents referred to in Section 5.8; and

                              (v)  all      other       previously
               undelivered documents and instruments required to be delivered by AWT to Informatix at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

               Section 2.3    Deliveries by Informatix.

                         (a)  At  the  Closing,  Informatix  shall
          deliver  to  AWT   (unless  delivered   previously)  the
          following:

                              (i)  a  certificate or  certificates
               representing  the   Informatix  Common  Stock   and
               Series B Preferred Stock;

                              (ii) the  certificates  referred  to
               in Sections 6.6 and 6.7;

                              (iii)     the  opinion  of   counsel
               referred to in Section 6.8; and

                              (iv) all      other       previously
               undelivered documents and instruments required to be delivered by Informatix to AWT at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.


                                ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF AWT

               AWT represents and warrants to Informatix as of the date hereof and as of the Closing Date (except for representations and warranties that expressly relate to a different date) as follows:

               Section 3.1    Organization,   Etc.     AWT  is   a
          corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas. AWT has the corporate power and authority to conduct its business as it is currently being conducted and to own and lease the property and assets that it now owns and leases. Except as set forth on Schedule 3.1, AWT does not do business as a foreign corporation in any jurisdiction where the failure to be qualified as a foreign corporation would have a material adverse effect on the operations, condition (financial or other), assets, liabilities, earnings or prospects of AWT (a "Material Adverse Effect"). The copies of the articles of incorporation and by-laws of AWT as amended and restated, delivered to Informatix by AWT, are complete and correct copies of such instruments as
          currently   in  effect.     Except   as  set   forth  on
          Schedule 3.1, AWT does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest, in any corporation, partnership, joint venture or other business association, entity or person.

               Section 3.2    Authorization.    AWT  has  all  the
          power and authority to execute, deliver and consummate the transactions contemplated by this Agreement. This Agreement is a valid and binding obligation of AWT, enforceable against AWT in accordance with its terms. AWT has taken all action required by the ABCA, its articles of incorporation, by-laws or otherwise to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No other act or proceeding on the part of AWT is necessary to authorize this Agreement or the transactions contemplated hereby.

               Section 3.3 Capitalization. The capitalization of AWT as of the date hereof, including the authorized capital stock and the number of shares issued and outstanding of each class of capital stock is set forth on Schedule 3.3. All of the shares of capital stock of AWT have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth on Schedule 3.3, there are no outstanding subscriptions, stock options, warrants or other agreements or commitments obligating AWT to issue additional shares of its capital stock or options, warrants or other securities convertible into or exchangeable for shares of its capital stock.

               Section 3.4    No    Violation.       Neither   the
          execution or delivery by AWT of this Agreement or any agreement contemplated hereby, nor the performance by AWT of the transactions contemplated hereby or thereby
          (i) conflicts with, or constitutes a breach or default under (A) the articles of incorporation or by-laws of AWT, (B) any applicable judgment, order, writ, injunction or decree of any court or (C) any applicable law or any applicable rule or regulation of any administrative agency or governmental or regulatory authority or (ii) except for the consents required prior to the consummation of the transactions contemplated by this Agreement as set forth on
          Schedule 3.13, violates, conflicts with, or constitutes a default (or an event or condition that, with notice or lapse of time or both, would constitute a default) under, or results in the termination of, or accelerates the performance required by, or causes the acceleration of the maturity of any liability or obligation pursuant to, or results in the creation or imposition of any security interest, lien, charge or other encumbrance upon any of the property or assets of AWT under any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which AWT is a party or by which AWT may be bound or affected or to which any of the property or assets of AWT may be subject.

               Section 3.5    Financial Statements.    T   h   e
          balance sheets of AWT at December 31, 1998 and June 30, 1999 (the balance sheet as of June 30, 1999, the "Balance Sheet") and the statements of income, changes in stockholders equity and cash flows for the period from inception through December 31, 1998 and the six month period ended June 30, 1999 heretofore provided to Informatix are true, complete and accurate and, with respect to such balance sheets and the notes thereto, fairly present the assets, liabilities and financial condition of AWT as of the respective dates thereof and, to the best of AWT s knowledge, with respect to such statements of income, changes in stockholders equity and cash flows and the notes thereto, fairly present the results of operations of AWT for the periods referred to therein, all (to the best of AWT s knowledge) in accordance with generally accepted accounting principles consistently applied throughout the periods involved, except as otherwise specifically disclosed therein.

               Section 3.6 No Undisclosed or Contingent Liabilities. Except as set forth on Schedule 3.6, AWT has no liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise and whether due or to become due) that are not fully reflected on the Balance Sheet, except for liabilities and obligations incurred in the ordinary course of business since the date thereof, and there is no basis for the assertion against AWT of any liability or obligation of any nature whatsoever not fully reflected on the Balance Sheet.

               Section 3.7 Absence of Certain Changes. Except as set forth on Schedule 3.7, since the date of the Balance Sheet, AWT has conducted its business only in the ordinary course and consistent with past practice, and has not:

                         (a)  Suffered   any   material    adverse
          change in its operations, condition (financial or otherwise), assets, liabilities, earnings, working capital or prospects;

                         (b)  Incurred    any    liabilities    or
          obligations (absolute, accrued, contingent or otherwise) except immaterial items incurred in the ordinary course of business and consistent with past practice (including obligations or liabilities arising from one transaction or a series of related or similar transactions, and all periodic installments or payments under any lease or other agreement providing for periodic installments or payments, as a single obligation or liability), or increased, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves;

                         (c)  Paid,  discharged  or satisfied  any
          claims, liabilities or obligations (absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities and obligations reflected or reserved against in the Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the date of the Balance Sheet;

                         (d)  Permitted  or  allowed  any  of  its
          assets to be subjected to any mortgage, pledge, lien, security interest encumbrance, restriction or charge of any kind;

                         (e)  Written  down   the  value  of   any
          inventory or written off as uncollectible any notes or accounts receivable;

                         (f)  Canceled  any debts  or  waived  any
          claims or rights of substantial value;

                         (g)  Sold,   transferred   or   otherwise
          disposed of any of its properties or assets, except in the ordinary course of business and consistent with past practice;

                         (h)  Disposed  of or  permitted to  lapse
          any rights to the use of any patent, trademark, trade name, service mark or copyright, or disposed of or disclosed to any person any trade secret, formula, process or know-how not theretofore a matter of public knowledge;

                         (i)  Granted any general increase  in the
          compensation of employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase in the compensation payable or to become payable to any employee, and no such increase is customary on a periodic basis or required by agreement or understanding;

                         (j)  Made   any  capital  expenditure  or
          commitment for additions to its property, equipment or intangible capital assets in excess of $25,000;

                         (k)  Made any  change  in  any method  of
          accounting or accounting practice or failed to maintain its books, accounts and records in the ordinary course of business and consistent with past practice;

                         (l)  Failed  to  maintain any  properties
          or equipment in good operating condition and repair;

                         (m)  Failed  to maintain  in  full  force
          and effect all existing policies of insurance at least at such levels as were in effect prior to such date or canceled any such insurance or taken or failed to take any action that would enable the insurers under such policies to avoid liability for claims arising out of occurrences prior to the Closing;

                         (n)  Entered   into  any  transaction  or
          made or entered into any material contract or commitment, or terminated or amended any material contract or commitment, except in the ordinary course of business and consistent with past practice, and not in excess of current requirements;

                         (o)  Taken  any action  that could have a
          material adverse effect on its business organization or its current relationships with its employees, suppliers, distributors, advertisers, subscribers or others having business relationships with it;

                         (p)  Declared,  paid  or  set  aside  for
          payment any dividend or other distribution in respect of its capital stock or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock or other securities; or

                         (q)  Agreed  in writing  or otherwise  to
          take any action with respect to any of the matters described in this Section 3.7.

               Section 3.8 Litigation, Orders. There are no claims, actions, suits, proceedings, investigations or inquiries pending before any court, arbitrator or governmental or regulatory official or office, or threatened against or affecting AWT or questioning the validity of this Agreement, the transactions contemplated hereby or any action taken or to be taken by AWT pursuant to this Agreement or pursuant to any other agreement contemplated hereby, at law or in equity, before or by any federal, state, local or foreign governmental authority; nor to AWT s knowledge is there any valid basis for any such claim, action, suit, proceeding, inquiry or investigation. AWT is not subject to any judgment, order or decree entered in any lawsuit or proceeding that has had or may have a material adverse effect on AWT s ability to acquire any property for the use or benefit of AWT or to conduct its business in any area.

               Section 3.9 Title to Properties; Encumbrances. Except as set forth on Schedule 3.9, AWT does not own
           or lease  any real property.   AWT has good,  marketable
          and defensible title to all of its properties and assets, including any vehicles, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, that do not materially detract from the value of or interfere with the present use of the property affected thereby or that would not and are not reasonably likely to have a Material Adverse Effect; and all leases pursuant to which AWT leases other real or personal property, including any vehicles, are in good standing, valid and effective in accordance with their respective terms, and there is not under any such lease any existing default or event of default (or to AWT s knowledge any event which with notice or lapse of time, or both, would constitute a default).

               Section 3.10   Equipment.   The  equipment  of  AWT
           has no known material defects and is in good operating condition and repair (ordinary wear and tear excepted)
          and is  adequate for  its current  uses.   None of  such
          equipment is in need of known maintenance or repairs except for ordinary routine maintenance and repairs that are not material in nature or cost.

               Section 3.11 Compliance with Law. Except as set forth on Schedule 3.11, AWT is currently in compliance in all material respects with all applicable laws
          (whether  statutory or  otherwise), rules,  regulations,
          orders,  ordinances,   judgments,  decrees,  writs   and
          injunctions of  all  federal,  state, local  or  foreign
          governmental    authorities    (collectively,   "Laws"),
           including  all  Laws relating  to  the  safe conduct  of
          AWT s    business,    environmental    protection    and
          conservation,  antitrust,  taxes,  consumer  protection,
          currency    exchange,    equal   opportunity,    health,
          sanitation,   fire,   zoning,   building,   occupational
          safety,   pension,   securities   and    trademark   and
          copyright; and AWT has not received notification in the last three years of any asserted present or past
          failure to  so comply.   AWT is  not required to  obtain
          any permits, licenses or other authorizations under the Laws for AWT to conduct its business.

               Section 3.12   Taxes.
                         (a)  AWT has timely filed  (including any
          applicable extension periods) all tax reports, returns and forms required to be filed by applicable federal, state, local or foreign tax laws, and all such reports, returns and forms are correct and complete; copies of all tax returns for AWT in respect of all years not barred by the statute of limitations have been delivered by AWT to Informatix. None of AWT s tax returns have been examined or audited by the Internal Revenue Service or any other state or local taxing authority.

                         (b)  AWT  has timely  paid  all  federal,
          state, local and foreign income, payroll, withholding, excise, sales, use, real and personal property, use and occupancy, business and occupancy, business and occupation, mercantile, real estate, capital stock and franchise or other tax due or claimed to be due from AWT by the Internal Revenue Service or any Authority. No tax liens have been filed on any property or assets of AWT and no claims are being asserted with respect to any taxes.

                         (c)  AWT    has    complied   with    all
          applicable laws, rules and regulations relating to the payment and withholding of taxes and has withheld all amounts required by law to be withheld from the wages or salaries of its employees, and is not liable for any taxes or other charges for failure to comply with such laws, rules and regulations.

               Section 3.13 Consents and Approvals. Except as set forth on Schedule 3.13, AWT is not required to obtain, transfer or cause to be transferred any consent, approval, license, permit or authorization of, or make any declaration, filing or registration with, any third party or any governmental or regulatory authority in connection with (a) the execution and delivery of this Agreement, (b) the execution and delivery of any agreement contemplated hereby, (c) the consummation of the transactions contemplated hereby or thereby or (d) the ownership and operation by Informatix of AWT.

               Section 3.14   Contracts, Commitments and  Returns.

                         (a)  All   other   parties  to   material
          contracts, commitments, instruments and agreements of AWT have complied with the provisions thereof in all material respects, no party is in material default thereunder, and to AWT s knowledge, no event has occurred which, but for the passage of time or the giving of notice or both, would constitute a material default thereunder.

                         (b)  (i)  Except    as   set   forth   on
               Schedule 3.14, AWT is not a party to or bound by any contracts or commitments that require payments in excess of $25,000 by any party thereto and are not cancelable by AWT on notice of not longer than 30 days;

                              (ii) No    purchase   contracts   or
               commitments of AWT exceed the ordinary requirements of its business or were entered into at an excessive price;

                              (iii)     Subject  to obtaining  any
               requisite   consents   of   third    parties,   the
               enforceability of AWT s material contracts and commitments will not be affected in any manner by the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or by the other agreements referred to herein;

                              (iv) Except    as   set   forth   on
               Schedule 3.14, AWT is not a party to or bound by any contracts or commitments with officers, employees, agents, consultants, advisors, salesmen, sales representatives, distributors or dealers that are not cancelable by it on notice of not longer than 30 days and without liability, penalty or premium or any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings; and

                              (v)  AWT is not a party to  or bound
               by any employment agreement or any other agreement relating to its business that contains any severance or termination pay liabilities or obligations.

               Section 3.15 Insurance. All policies of fire, medical, life, liability, product liability, workmen s compensation, health and other forms of insurance currently in effect with respect to AWT s business are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation, termination or non-renewal has been received with respect to any such policy. Such policies are sufficient for compliance with all requirements of law and of all agreements to which AWT is a party; are valid, outstanding and enforceable policies; provide adequate insurance coverage for AWT s business; and the coverage provided thereby, with respect to any act or event occurring on or prior to the Closing Date, will not in any way be affected by or terminate or lapse by reason of the transactions contemplated by this Agreement. No risks with respect to the AWT s business are or have been designated by AWT as being self-insured.

               Section 3.16 Customers and Suppliers. No material adverse change has occurred in the business relationship of AWT with any of its significant customers or suppliers and, to AWT s knowledge, no facts exist and no events have occurred that could reasonably be expected to result in a material adverse change to any such relationship.

               Section 3.17 Accounts Receivable. All accounts receivable of AWT, whether reflected on the Balance Sheet or subsequently created through the Closing Date, represent sales actually made or services actually performed in the ordinary course of business and are current and either have been collected in full or to AWT s knowledge will be collectable in full, without any setoff or counterclaim.

               Section 3.18 Certain Interests. Neither AWT nor any officer, director or shareholder thereof, nor any of their respective affiliates, has (a) any direct or indirect interest (other than the ownership of less than one percent of the outstanding securities of a publicly held company) in any corporation or business that competes with AWT or (b) any direct or indirect interest in any property or assets used by, or relating to, AWT or its business, except through the ownership of AWT s capital stock.

               Section 3.19   Intellectual Property.
                         (a)  AWT  owns,  free  and  clear  of all
          liens, mortgages, security interests, charges and encumbrances and has good and marketable title to, or holds adequate licenses or otherwise possesses all rights necessary to use, all patents, trademarks, service marks, trade names, copyrights (including any applications for any of the foregoing), inventions, discoveries, processes, know-how, trade secrets, scientific, technical, engineering and marketing data, object and source codes, and techniques used or proposed to be used in, or necessary for, the conduct of AWT s business as now conducted or proposed to be conducted (collectively, the "Intellectual Property").

                         (b)  All     applications     for     the
          registration of patents, trademarks and copyrights constituting a part of the Intellectual Property are valid and subsisting, and are duly recorded and being prosecuted in the name of AWT.

                         (c)  AWT  to its  knowledge has  the sole
          and exclusive right to use all of the Intellectual Property in all jurisdictions in which AWT conducts or proposes to be conducting its business, and the consummation of the transactions contemplated hereby will not alter or impair any such rights.
                         (d)  No claims have been asserted by  any
          person challenging or questioning the ownership, validity, enforceability or use by AWT of any of the Intellectual Property and, to the knowledge of AWT, there is no valid basis for any such claim, and to the knowledge of AWT, the use or other exploitation of the Intellectual Property by AWT does not infringe on or dilute the rights of any person; and, to the knowledge of AWT, no other person is infringing on the rights of AWT with respect to any of the Intellectual Property.

                         (e)  AWT  has  taken reasonable  security
          measures to protect the secrecy, confidentiality and value of its trade secrets and other confidential information.

                         (f)  AWT has delivered to  Informatix all
          documents with respect to any invention, process, design, computer program or other know-how or trade secret included in the Intellectual Property, which documents are accurate in all material respects and reasonably sufficient in detail and content to identify and explain such invention, process, design, computer program or other know-how or trade secret and to facilitate its full and proper use without reliance on the special knowledge or memory of any person.

               Section 3.20   Employee Benefit Plans.

                         (a)  Except     as    set     forth    on
          Schedule 3.20,   other   than   a   plan   pursuant   to
          Section 401(k) of the Code and health and life insurance policies (the "Employee Plans"), AWT maintains no bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance or termination pay, medical or life insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, agreements or arrangements and other similar fringe or employee benefit plans, programs or arrangements, written or otherwise, for the benefit of, or relating to, any current or former employee of AWT. AWT is not required to make any contributions under such 401(k) plan, a true and correct copy of which has been delivered to Informatix.

                         (b)  None of the Employee  Plans promises
          or provides retiree medical or other retiree welfare benefits to any person, (i) there has been no transaction or failure to act with respect to any
          Employee Plan that could result in any material liability of AWT; and (ii) all Employee Plans are in compliance in all material respects with the requirements prescribed by all statutes, orders or governmental rules and regulations currently in effect with respect thereto, and AWT has performed all material obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Employee Plans except as to which such non-compliance, non-performance or default would not result and is not reasonably likely to result in a Material Adverse Effect.

                         (c)  Except     as    set     forth    on
          Schedule 3.20, there are no actions, suits or claims pending or threatened by former or present employees of AWT (or their beneficiaries) with respect to Employee Plans or the assets or fiduciaries thereof (other than routine claims for benefits).

                         (d)  AWT  granted and  adopted  the  plan
          providing for the grant of options to purchase shares of capital stock of AWT set forth on Schedule 3.20.

               Section 3.21   Labor Matters.

                         (a)  AWT has  and is currently  complying
          in all material respects with all applicable laws relating to employment and employment practices, terms and conditions of employment, and wages and hours, and is not engaged in any unfair labor practice or unlawful employment practice;

                         (b)  There  is no  unfair labor  practice
          charge or complaint against AWT pending or threatened before the National Labor Relations Board nor, to the knowledge of AWT, is there any basis for any such charge or complaint;

                         (c)  There is  no labor strike,  slowdown
          or work stoppage pending or threatened against AWT;

                         (d)  AWT    has   not   experienced   any
          significant work stoppages or been a party to any proceedings before the National Labor Relations Board involving any significant issues or been a party to any arbitration proceeding arising out of or under collective bargaining agreements; and

                         (e)  There  is  no  charge  or  complaint
          pending or threatened against AWT before the Equal Employment Opportunity Commission or the Department of Labor or any state or local agency of similar jurisdiction. No employees of AWT are represented by any labor union and there is no collective bargaining agreement in effect with respect to such employees. To the knowledge of AWT, no labor union has engaged in any organizing activities with respect to AWT s employees.

               Section 3.22 Personnel. Schedule 3.22 contains an accurate and complete list of (a) the names, titles and current salaries of all officers of AWT and (b) the wage rates for non-salaried and non-executive salaried employees of AWT by classification. AWT is not in default with respect to any obligation to any of its employees.

               Section 3.23 Bank Accounts. Schedule 3.23 sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which AWT has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto.

               Section 3.24   Environmental.

                         (a)  AWT, to  the knowledge  of AWT,   is
          not required to obtain any permits, licenses or other authorizations under federal, state and local laws, rules and regulations relating to pollution or protection of the environment (collectively, the "Environmental Laws").


                         (b)  AWT  has  not  received  any  notice
          alleging non-compliance with any Environmental Laws. There is no civil, criminal or administrative action, suit, demand, claim, investigation, proceeding, notice or demand letter pending or threatened against AWT relating in any way to any Environmental Laws.

                         (c)  There are no past or  present events
          or conditions relating to AWT and caused by AWT that may interfere with or prevent compliance with any Environmental Laws or that may give rise to any common law or other legal liability thereunder.

               Section 3.25 Disclosure. No representation or warranty by AWT contained in this Agreement, and no statement contained in any document, list, certificate or other writing furnished or to be furnished by or on behalf of AWT to Informatix or any of its representatives in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading. For purposes of this Agreement, disclosure on one or more schedules shall be deemed disclosure on any other schedule which may require said disclosure.


                                 ARTICLE IV

                REPRESENTATIONS AND WARRANTIES OF INFORMATIX

               Informatix represents and warrants to AWT as of the date hereof and as of the Closing Date (except for representations and warranties that expressly relate to a different date) as follows:

               Section 4.1 Organization, Etc. Informatix is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. A copy of the articles of incorporation of Informatix has been delivered to AWT, and such copy is complete and correct and in full force and effect on the date of this Agreement.

               Section 4.2    Authorization.   Informatix  has all
          requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. Informatix has taken all action required by law and its articles of incorporation or otherwise to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No other act or proceeding on the part of Informatix is necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement is a valid and binding obligation of Informatix, enforceable against Informatix in accordance with its terms.

               Section 4.3    No    Violation.       Neither   the
          execution or delivery of this Agreement by Informatix, nor the performance by Informatix of the transactions contemplated hereby (i) conflicts with, or constitutes a breach or default under (A) the articles of incorporation of Informatix, (B) any applicable law, or any applicable rule, judgment, order, writ, injunction or decree of any court or (C) any applicable rule or regulation of any administrative agency or other governmental or regulatory authority or (ii) violates, conflicts with, or constitutes a default (or an event or condition that, with notice or lapse of time or both, would constitute a default) under, or results in the termination of, or accelerates the performance required by, or causes the acceleration of the maturity of any liability or obligation pursuant to, or results in the creation or imposition of any security interest, lien, charge or other encumbrance upon any of the property or assets of Informatix under any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Informatix is a party or by which Informatix may be bound or affected or to which any of the property or assets of Informatix may be subject.

               Section 4.3    Capitalization.   The capitalization
          of Informatix as of the date hereof, including the authorized capital stock and the number of shares issued and outstanding of each class of capital stock is set forth on Schedule 4.3. All of the shares of capital stock of Informatix have been duly authorized and validly issued and are fully paid and non-assessable. There are no outstanding subscriptions, stock options, warrants or other agreements or commitments obligating Informatix to issue additional shares of its capital stock or options, warrants or other securities convertible into or exchangeable for shares of its capital stock. A complete listing of the shareholders of Informatix and the number and class of shares held is shown on Schedule 4.3.

               Section 4.4 Recapitalization. Informatix has taken, or shall have taken prior to the Effective Time, the actions necessary to convert all shareholder loans to Informatix into the number of shares and classes of capital stock shown on Schedule 4.4. Informatix shall have also raised additional capital, if necessary, to cause the value of cash and cash equivalents of Informatix as of the Effective time to exceed the amount of all liabilities of Informatix by not less than $300,000.

               Section 4.5    Validity  of Stock.   The  shares of
          Informatix  Common  Stock to  be  issued  as the  Merger

          Consideration pursuant to this Agreement shall be duly authorized and, when issued and delivered in accordance with this Agreement, will be validly issued, fully paid and non-assessable with no personal liability attaching to the ownership thereof, and will not be subject to preemptive rights.

               Section 4.6    No    Violation.       Neither   the
           execution or  delivery by  Informatix of  this Agreement
          or   any   agreement  contemplated   hereby,   nor   the
          performance   by   Informatix   of    the   transactions
          contemplated hereby or thereby (i) conflicts with, or constitutes a breach or default under (A) the articles of incorporation or by-laws of Informatix, (B) any applicable judgment, order, writ, injunction or decree
          of  any   court  or  (C)   any  applicable  law  or  any
          applicable rule or regulation of any administrative agency or governmental or regulatory authority or (ii)
          except   for  the   consents  required   prior  to   the
          consummation  of the  transactions contemplated  by this
          Agreement  as  set  forth on  Schedule  4.13,  violates,
           conflicts with,  or constitutes a  default (or  an event
          or  condition  that, with  notice or  lapse  of  time or
          both, would constitute a default) under, or results in the termination of, or accelerates the performance required by, or causes the acceleration of the maturity of any liability or obligation pursuant to, or results in the creation or imposition of any security interest, lien, charge or other encumbrance upon any of the property or assets of Informatix under any note, bond, mortgage, indenture, deed of trust, license, lease,
          contract,    commitment,   understanding,   arrangement,
          agreement or restriction of any kind or character to which Informatix is a party or by which Informatix may be bound or affected or to which any of the property or assets of Informatix may be subject.

               Section 4.7.   Financial Statements.    T   h   e
          balance sheets of Informatix at December 31, 1998 and June 30, 1999 (the balance sheet as of June 30, 1999, the  "Balance  Sheet")  and  the  statements  of income,
           changes in stockholders' equity and  cash flows for  the
          period from inception through  December 31, 1998 and the
          six   month  period   ended  June 30,   1999  heretofore
          provided to AWT are true, complete and accurate and, with respect to such balance sheets and the notes thereto, fairly present the assets, liabilities and financial condition of Informatix as of the respective dates thereof and, with respect to such statements of income, changes in stockholders' equity and cash flows and the notes thereto, fairly present the results of operations of Informatix for the periods referred to therein, all in accordance with generally accepted accounting principles consistently applied throughout the periods involved, except as otherwise specifically disclosed therein.

               Section 4.8 No Undisclosed or Contingent Liabilities. Informatix has no liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise and whether due or to become due) that are not fully reflected on the Balance Sheet, except for liabilities and obligations incurred in the ordinary course of business since the date thereof, and there is no basis for the assertion against Informatix of any liability or obligation of any nature whatsoever not fully reflected on the Balance Sheet.

               Section 4.9 Absence of Certain Changes. Except as set forth on Schedule 4.9, since the date of the Balance Sheet, Informatix has conducted its business only in the ordinary course and consistent with past practice.

               Section 4.10 Litigation, Orders. There are no claims, actions, suits, proceedings, investigations or inquiries pending before any court, arbitrator or
          governmental  or   regulatory  official  or  office,  or
          threatened against or affecting Informatix or questioning the validity of this Agreement, the transactions contemplated hereby or any action taken or to be taken by Informatix pursuant to this Agreement or pursuant to any other agreement contemplated hereby, at law or in equity, before or by any federal, state, local or foreign governmental authority; nor is there any valid basis for any such claim, action, suit, proceeding, inquiry or investigation. Informatix is not subject to any judgment, order or decree entered in any lawsuit or proceeding that has had or may have a material adverse effect on Informatix's ability to acquire any property for the use or benefit of Informatix or to conduct its business in any area.

               Section 4.11   Title  to Properties;  Encumbrances.
          Except as set forth on Schedule 4.11, Informatix does not own or lease any real property. Informatix has good, marketable and defensible title to all of its properties and assets, including any vehicles, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, that do not materially detract from the value of or interfere with the present use of the property affected thereby or that would not and are not reasonably likely to have a Material Adverse Effect; and all leases pursuant to which Informatix leases other real or personal property, including any vehicles, are in good standing, valid and effective in accordance with their respective terms, and there is not under any such lease any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default).

               Section 4.11 Equipment. The equipment of Informatix has no known material defects and is in good operating condition and repair (ordinary wear and tear excepted) and is adequate for its current uses. None of such equipment is in need of maintenance or repairs except for ordinary routine maintenance and repairs that are not material in nature or cost.

               Section 4.12 Compliance with Law. Informatix is currently in compliance in all material respects with all applicable laws (whether statutory or otherwise), rules, regulations, orders, ordinances, judgments, decrees, writs and injunctions of all federal, state, local or foreign governmental authorities (collectively, "Laws"), including all Laws relating to the safe conduct of Informatix's business, environmental protection and conservation, antitrust, taxes, consumer protection, currency exchange, equal opportunity, health, sanitation, fire, zoning, building, occupational safety, pension, securities and trademark and copyright; and Informatix has not received notification in the last three years of any asserted present or past failure to so comply. Informatix is not required to obtain any permits, licenses or other authorizations under the Laws for Informatix to conduct its business.

               Section 4.13   Taxes.

                         (a)  Informatix    has    timely    filed
          (including any applicable extension periods) all tax reports, returns and forms required to be filed by applicable federal, state, local or foreign tax laws, and all such reports, returns and forms are correct and complete; copies of all tax returns for Informatix in respect of all years not barred by the statute of limitations have been delivered by Informatix to AWT. None of Informatix's tax returns have been examined or audited by the Internal Revenue Service or any other state or local taxing authority.

                         (b)  Informatix   has  timely   paid  all
          federal, state, local and foreign income, payroll, withholding, excise, sales, use, real and personal property, use and occupancy, business and occupancy, business and occupation, mercantile, real estate, capital stock and franchise or other tax due or claimed to be due from Informatix by the Internal Revenue Service or any Authority. No tax liens have been filed on any property or assets of Informatix and no claims are being asserted with respect to any taxes.

                         (c)  Informatix  has  complied  with  all
          applicable laws, rules and regulations relating to the payment and withholding of taxes and has withheld all amounts required by law to be withheld from the wages or salaries of its employees, and is not liable for any taxes or other charges for failure to comply with such laws, rules and regulations.

               Section 4.14 Consents and Approvals. Except as set forth on Schedule 4.14, Informatix is not required to obtain, transfer or cause to be transferred any consent, approval, license, permit or authorization of, or make any declaration, filing or registration with, any third party or any governmental or regulatory authority in connection with (a) the execution and delivery of this Agreement, (b) the execution and delivery of any agreement contemplated hereby, (c) the consummation of the transactions contemplated hereby or thereby or (d) the ownership and operation by AWT of Informatix.

               Section 4.15   Contracts, Commitments and  Returns.

                         (a)  All   other   parties  to   material
          contracts, commitments, instruments and agreements of Informatix have complied with the provisions thereof in all material respects, no party is in material default thereunder, and no event has occurred which, but for the passage of time or the giving of notice or both, would constitute a material default thereunder.

                         (b)  Informatix  is  not  a  party  to or
          bound by any contracts or commitments that require payments in excess of $25,000 by any party thereto and are not cancelable by Informatix on notice of not longer than 30 days.

               Section 4.16 Insurance. All policies of fire, medical, life, liability, product liability, workmen's compensation, health and other forms of insurance currently in effect with respect to Informatix's business are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation, termination or non-renewal has been received with respect to any such policy. Such policies are sufficient for compliance with all requirements of law and of all agreements to which Informatix is a party; are valid, outstanding and enforceable policies; provide adequate insurance coverage for Informatix's business; and the coverage provided thereby, with respect to any act or event occurring on or prior to the Closing Date, will not in any way be affected by or terminate or lapse by reason of the transactions contemplated by this Agreement. No risks with respect to the Informatix s business are or have been designated by Informatix as being self-insured. Informatix has not been refused any insurance nor has its coverage been limited by any insurance carrier to which it has applied for such insurance or with which it has carried such insurance in the last three years.

               Section 4.17   Accounts  Receivable.   All accounts
           receivable  of  Informatix,  whether  reflected  on  the
          Balance  Sheet  or  subsequently  created   through  the
          Closing Date, represent sales actually made or services actually performed in the ordinary course of business and are current and either have been collected in full or will be collectable in full, without any setoff.

               Section 4.18   Certain    Interests.        Neither
          Informatix nor any officer, director or shareholder thereof, nor any of their respective affiliates, has
          (a) any direct or indirect interest (other than the ownership of less than one percent of the outstanding securities of a publicly held company) in any corporation or business that is involved in or competes with Informatix or (b) any direct or indirect interest in any property or assets used by, or relating to, Informatix or its business, except through the ownership of Informatix's capital stock.

               Section 4.19   Employee Benefit Plans.

                         (a)  Except     as    set     forth    on
          Schedule 4.19, other  than  a plan  pursuant to  Section
           401(k)  of  the  Code  and  health  and  life  insurance
          policies  (the "Employee  Plans"), Informatix  maintains
           no  bonus,  stock  option,  stock  purchase,  incentive,
          deferred    compensation,    supplemental    retirement,
          severance   or   termination   pay,   medical   or  life
          insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, agreements or
          arrangements  and   other  similar  fringe  or  employee
          benefit plans, programs or arrangements, written or otherwise, for the benefit of, or relating to, any current or former employee of Informatix. Informatix is not required to make any contributions under such 401(k) plan, a true and correct copy of which has been delivered to AWT.

                         (b)  None of the Employee  Plans promises
          or provides retiree medical or other retiree welfare benefits to any person, (i) there has been no transaction or failure to act with respect to any Employee Plan that could result in any material liability of Informatix; and (ii) all Employee Plans are in compliance in all material respects with the requirements prescribed by all statutes, orders or governmental rules and regulations currently in effect with respect thereto, and Informatix has performed all material obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Employee Plans except as to which such non-compliance, non-performance or default would not result and is not reasonably likely to result in a Material Adverse Effect.

                         (c)  Except     as    set     forth    on
          Schedule 4.19, there are no actions, suits or claims pending or threatened by former or present employees of Informatix (or their beneficiaries) with respect to Employee Plans or the assets or fiduciaries thereof (other than routine claims for benefits).

                         (d)  Informatix   has  not   granted,  or
          adopted any plans providing for the grant of, any option to purchase any capital stock of Informatix.

               Section 4.20   Labor Matters.

                         (a)  Informatix   has  and  is  currently
          complying in all material respects with all applicable laws relating to employment and employment practices, terms and conditions of employment, and wages and hours, and is not engaged in any unfair labor practice or unlawful employment practice;

                         (b)  There  is no  unfair labor  practice
          charge or complaint against Informatix pending or threatened before the National Labor Relations Board nor, to the knowledge of Informatix, is there any basis for any such charge or complaint;

                         (c)  There  is  no  charge  or  complaint
          pending or threatened against Informatix before the Equal Employment Opportunity Commission or the Department of Labor or any state or local agency of similar jurisdiction. No employees of Informatix are represented by any labor union and there is no collective bargaining agreement in effect with respect to such employees. To the knowledge of Informatix, no labor union has engaged in any organizing activities with respect to Informatix's employees.

               Section 4.21 Personnel. Schedule 4.21 contains an accurate and complete list of (a) the names, titles and current salaries of all officers of Informatix and
          (b) the wage rates for non-salaried and non-executive salaried employees of Informatix by classification.
          Informatix is not in default with respect to any obligation to any of its employees.

               Section 4.22   Environmental.

                         (a)  Informatix   is   not  required   to
          obtain any permits, licenses or other authorizations under federal, state and local laws, rules and regulations relating to pollution or protection of the environment (collectively, the "Environmental Laws").

                         (b)  There are no past or present  events
          or conditions relating to Informatix that may interfere with or prevent compliance with any Environmental Laws or that may give rise to any common law or other legal liability thereunder.

               Section 4.23   Securities Laws.

                         (a)  Informatix  has  not  registered  an
          offering of securities under the Securities Act of 1933 (the Securities Act ), and is not a reporting company
          under   the  Securities   Exchange  Act   of  1934  (the
           Exchange  Act ).   Shares of  Informatix   common stock
          are traded on  the OTC  Bulletin Board pursuant to  Rule
          15c2-11 under the Exchange Act.

                         (b)  There   is   no   known    fact   or
          circumstance that materially and adversely has affected or is affecting or, in the reasonable opinion of Informatix s executive officers, may reasonably be expected in the future to materially and adversely affect, Informatix s financial condition or results of operations.


               Section 4.24   Disclosure.    No representation  or
          warranty by Informatix contained in this Agreement, and no statement contained in any document, list, certificate or other writing furnished or to be furnished by or on behalf of Informatix to AWT or any of its representatives in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

                                 ARTICLE V

                   CONDITIONS TO OBLIGATIONS OF INFORMATIX

                         The obligations of Informatix  under this
          Agreement are subject to the satisfaction, at or before the Closing, of each of the following conditions (provided that such conditions are solely for the benefit of and may be waived by, Informatix):

                         Section 5.1    Representations        and
          Warranties. The representations and warranties of AWT contained herein, and the statements contained in any schedule, instrument, list, certificate or writing delivered by AWT pursuant to this Agreement, shall be true, complete and accurate as of the date when made and as of the Closing Date as though such representations and warranties were made at and as of such dates, unless otherwise expressly provided in this Agreement.

                         Section 5.2    Performance.    AWT  shall
          have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by AWT at or prior to the Closing.

                         Section 5.3    No      Proceeding      or
          Litigation. There shall not be threatened, instituted or pending any suit, action, investigation, inquiry or other proceeding by or before any court or governmental or other regulatory or administrative agency or commission requesting or looking toward an order, judgment, decree or injunction that restrains or prohibits the consummation of any of the transactions contemplated hereby or could have a Material Adverse Effect.


                          Section 5.4     Officer's    Certificate
          AWT shall have delivered to Informatix a certificate executed by a duly authorized officer of AWT, dated as of the Closing Date, certifying the fulfillment of the conditions specified in this Article V.

                         Section 5.5    Secretary's   Certificate.
          AWT shall have delivered to Informatix a certificate, dated as of the Closing Date, executed by the Secretary of AWT certifying AWT s articles of incorporation, by-laws and resolutions of AWT s board of directors attached thereto.

                         Section 5.6    Opinion   of  Counsel   to
          AWT. Informatix shall have received an opinion of Friday, Eldredge & Clark, counsel to AWT, dated as of the Closing Date, in substantially the form attached hereto as Exhibit "A".

                         Section 5.7    Documents.     All   other
          documents to be delivered by AWT to Informatix at the Closing shall be satisfactory in form and substance to Informatix.

                         Section 5.8    Consents  and   Approvals.
          All licenses, permits, consents, approvals and authorizations of all third parties and governmental bodies and agencies shall have been obtained that are necessary, in the opinion of counsel to Informatix, in connection with (a) the execution and delivery by AWT of this Agreement, (b) the consummation by AWT of the transactions contemplated hereby or (c) the ownership and operation by Informatix of AWT, and copies of all such licenses, permits, consents, approvals and authorizations shall have been delivered to Informatix.

                         Section 5.9    AWT  Shareholders.    Each
          of the AWT Shareholders shall have executed a securities law representation letter in the form of that attached hereto as Exhibit "B".

                         Section 5.10   Shareholder      Approval.
          Informatix shall have obtained any shareholder approval required by law.


                                 ARTICLE VI

                      CONDITIONS TO OBLIGATIONS OF AWT

                         The   obligations  of   AWT  under   this
          Agreement are subject to the satisfaction, at or before the Closing, of each of the following conditions (provided that such conditions are solely for the benefit of, and may be waived by, AWT):

                         Section 6.1    Representations        and
          Warranties. The representations and warranties of Informatix contained herein shall be true, complete and accurate as of the date when made and at and as of the Closing Date as though such representations and warranties were made at and as of such date, except as otherwise expressly provided in this Agreement.

                         Section 6.2    Performance.    Informatix
          shall  have  performed  and  complied  in  all  material
          respects with all agreements, obligations and conditions required by this Agreement to be so performed or complied with by it at or prior to the Closing.

                         Section 6.3    Indebtedness.   Informatix
          shall not have outstanding liabilities exceeding an aggregate of $200,000 and shall have cash and cash equivalents of not less than $300,000 in excess of said liabilities.

                         Section 6.4    Creation   of   Series   B
                                        Preferred Stock.

                                   (a)  Informatix   shall    have
          authorized the issuance of seven hundred fifty thousand (750,000) shares of Series B Preferred Stock. The Series B Preferred Stock shall vote on an as-converted basis, shall be entitled to no dividends, and shall automatically convert to shares of Informatix Common Stock as follows:

                                        (i)  Upon the issuance  of
                         shares   of   Informatix   Common   Stock
                         pursuant    to   the   equity   financing
                         described  in  Section 8.4  below,  three
                         (3)  shares of  Series B  Preferred Stock
                         (up  to  the   total  number   of  shares
                         outstanding) shall automatically  convert
                         to shares of Informatix Common Stock  (on
                         the  basis   of   ten   (10)  shares   of
                         Informatix Common Stock for each share of Series B Preferred Stock) for each newly issued share of Informatix Common Stock.

                                        (ii) In  the  event   that
                         Informatix   fails  to  raise  $1,200,000
                         under  Section 8.4 within  one  (1)  year
                         following  the Closing  Date, 7.5  shares
                         of Series  B Preferred  Stock (up  to the
                         total   number   of  unconverted   shares
                         outstanding) shall automatically  convert
                         to shares of Informatix Common  Stock (on
                         the   basis   of  ten   (10)  shares   of
                         Informatix  Common Stock  for each  share
                         of  Series B  Preferred Stock)  for  each
                         One   Dollar   ($1.00)   by   which   the
                         aggregate amount raised is less than $1,200,000.

                                        (iii)   All     conversion
                         shall be pro rata among the holders of Series B Preferred Stock based on the number of shares of Series B Preferred Stock held by each holder thereof.

                                   (b)  All  shares  of  Series  B

          Preferred Stock which remain outstanding as of the first to occur of (i) completion by Informatix of the sale of additional shares of Informatix Common Stock under Section 8.4 or (ii) conversion under clause (ii) above shall be subject to mandatory redemption by Informatix at par.

                         Section 6.5    Officer's     Certificate.
          Informatix shall have delivered to AWT a certificate, dated as of the Closing Date, executed by an authorized officer of Informatix, certifying to the fulfillment of the conditions specified in this Article VI.

                         Section 6.6    Secretary's   Certificate.
          Informatix shall deliver to AWT a certificate, dated as of the Closing Date, executed by the secretary of Informatix certifying as to Informatix s articles of incorporation, by-laws and resolutions adopted by Informatix s board of directors attached thereto.

                         Section 6.7    No  Injunction.    On  the
          Closing Date, there shall be no effective injunction, writ, preliminary restraining order or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated hereby.

                         Section 6.8    Opinion   of  Counsel   to
          Informatix. AWT shall have received an opinion of Klehr, Harrison, counsel to Informatix, dated as of the Closing Date, in substantially the form attached hereto as Exhibit "C".

                         Section 6.9     AWT  shall have  obtained
          any shareholder approval required by law.


                                ARTICLE VII


                          CONDUCT OF AWT BUSINESS

                         Section 7.1    Conduct   of    Businesses
          Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including the Schedules), AWT shall
          (a) conduct   its  business   in  the  ordinary  course,
          (b) use best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action which would adversely affect or delay the ability of either AWT or Informatix to obtain any necessary approvals of any third party required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

                         Section 7.2    Forbearances.  During  the
          period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, AWT shall not, without the prior written consent of Informatix:

                                   (a)  other    than    in    the
          ordinary course of business, incur any indebtedness for borrowed money or any indebtedness that constitutes the deferred purchase price of any property or assets, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance;

                                   (b)  adjust, split, combine  or
          reclassify any capital stock;

                                   (c)  make,  declare or  pay any
          dividend (whether  in cash  or  property),  or make  any
          other   distribution  on,   or  directly  or  indirectly
          redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock;

                                   (d)  sell, transfer,  mortgage,
          encumber or otherwise dispose of any of its material properties or assets (including, without limitation, cash) to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

                                   (e)  except     pursuant     to
          contracts or agreements in force at the date of or permitted by this Agreement, make any investment in, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets, any other individual, corporation or other entity;

                                   (f)  except  for   transactions
          in the ordinary course of business, terminate, or waive any material provision of, any contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms;

                                   (g)  increase  in  any   manner
          the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee other than in the ordinary course of business, or accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation;

                                   (h)  solicit or encourage  from
          any third party or enter into any negotiations, discussions or agreement in respect of, or authorize any individual, corporation or other entity to solicit or encourage from any third party or enter into any negotiations, discussions or agreement in respect of, or provide or cause to be provided any confidential information in connection with, any inquiries or proposals relating to the conveyance, sale, lease, transfer or other disposition of all or a substantial portion of its business, property or assets, or the acquisition of its capital stock or securities convertible into capital stock, or the merger or consolidation, whether in one transaction or a series of transactions, of it with any corporation or other entity, other than as provided by this Agreement (and each party shall promptly notify the other of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of these matters);

                                   (i)  settle    any     material
          claim, action or proceeding involving money damages, except in the ordinary course of business;

                                   (j)  make  any material capital
          expenditures, make any material changes in its current method of conducting business, or liquidate, dissolve or suffer any liquidation or dissolution;

                                   (k)  make any material  payment
          of principal of any debt, with a maturity of more than one year, for borrowed money or for the deferred purchase price of property or services except at the stated maturity of the debt or as required by mandatory prepayment provisions relating thereto (subject to any subordination provisions applicable thereto);

                                   (l)  enter  into  any  material
          agreement or become liable under any material agreement for the lease, hire or use of any real or personal property, or enter into any material sale/leaseback arrangement with respect to any real or personal property which now owned or hereafter acquired;

                                   (m)  incur    or    make    any
          optional prepayment of, or purchase, redeem or otherwise acquire, or amend any provision pertaining to the subordination, or the terms of payment of, any subordinated debt;

                                   (n)  create,  incur, assume  or
          suffer to exist any lien or encumbrance of any kind upon any of its properties, assets, income or profits, whether borrowed or hereafter acquired;

                                   (o)  knowingly take any  action
          that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

                                   (p)  amend    its  articles  of
          incorporation or its by-laws;

                                   (q)  take  any  action that  is
          intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

                                   (r)  implement  or  adopt   any
          change in its accounting principles, practices or methods, other than as may be required by general accepted accounting principles or regulatory guidelines; or

                                   (s)  agree  to  take, make  any
          commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 7.2.

                                ARTICLE VIII

                            ADDITIONAL COVENANTS

                         Section 8.1    Investment  Banking   Fee.

          On the Closing Date, Informatix shall issue 400,000 fully paid, nonassessable shares of Common Stock to SPH Equities or their designee in payment for investment banking services rendered in connection with the Merger.

                         Section 8.2    Further  Action.  Upon the
          terms and subject to the conditions hereof, each of the parties hereto shall in good faith use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to make in a timely manner all necessary filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to the obligations under this Agreement.

                         Section 8.3    Public      Announcements.
          Neither Informatix nor AWT shall, without the prior consent of the other party hereto, issue any press release or otherwise make any public statements with respect to the Merger or this Agreement except to the extent advisable under state and federal securities laws (which determination shall be made in consultation with such party's counsel).

                         Section 8.4    Equity Financing.   Within
          one  (1) year  following  the  Closing Date,  Informatix
          shall use its best efforts to raise not less than $1,200,000 in gross proceeds through the sale of
          Informatix Common Stock in one or more private placements. Informatix shall use its best efforts to raise not less than $300,000 of such total amount within 90, 180 and 270 days, respectively, following the Closing Date.

                         Section 8.5    Delivery of Schedules.
          No later than five (5) business days following the date hereof, each party shall deliver to the other party any Schedules to this Agreement not attached hereto prior to execution. No representation or warranty set forth herein shall be deemed modified by the information set forth in such Schedules unless the non-delivering party accepts such Schedules in writing; provided that completion of Closing by a party shall be deemed acceptance of Schedules delivered pursuant to this Section.

                                 ARTICLE IX

                                TERMINATION

                         Section 9.1    Termination.          This
           Agreement may  be terminated  at any time  prior to  the
          Effective    Time,   notwithstanding   any   stockholder
          approvals thereof:

                                   (a)  by mutual written  consent
          duly   authorized  by   the   Boards  of   Directors  of
          Informatix and AWT; or

                                   (b)  by  either  Informatix  or
          AWT if the Merger shall not have been consummated by December 31, 1999 (provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been, in full or in part, the cause of or resulted in, in full or in part, the failure of the Merger to occur on or before such date).

                         Section 9.2    Effect   of   Termination.
           In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall become null and void and there shall be no liability on the part of any party hereto or any of their affiliates, directors, officers or stockholders except (i) as set forth in Section 10.1, and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

                                  ARTICLE X

                              GENERAL PROVISIONS

                         Section 10.1   Survival.  All  statements
                                        ________
          contained  in   any  certificate  or  other   instrument
          delivered by or on behalf of AWT or Informatix pursuant to this Agreement or in connection with the transactions contemplated by this Agreement shall be considered representations and warranties by AWT or Informatix, as the case may be, with the same force and effect as if contained in this Agreement. All representations, warranties, covenants and agreements by AWT or Informatix shall survive the Effective Time for a period of one (1) year after the Effective Time notwithstanding any investigation at any time by or on behalf of any party to which such representation or warranty was given, and shall not be considered waived by the consummation of the Merger contemplated by this Agreement with knowledge of any breach or misrepresentation by any of the parties hereto.

                         Section 10.2   Notices.   All notices and
          other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally, three days after being sent by registered or certified mail (postage prepaid, return receipt requested), one day after dispatch by recognized overnight courier (provided delivery is confirmed by the carrier) and upon transmission by telecopy, confirmed received, to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address):

                             If to Informatix:

                             Informatix Holdings, Inc.
                             12760 High Bluff Drive, Suite #210
                             Sand Diego, CA  92130
                             Telecopier No.: (610) 660-5905
                             Attention:  Chief Executive Officer

                             With a copy to:

                             Klehr, Harrison, Harvey, Branzburg & Ellers LLP 260 S. Broad Street
                             Philadelphia, PA  19102
                             Telecopier No.:  (215) 568-6603
                             Attention:  Lawrence D. Rovin, Esq.

                              If to AWT:

                              Autologous Wound Therapy, Inc.
                              1527 Bowman Road, Suite G
                              Little Rock, Arkansas 72211
                              Telecopier No.: 501-225-8428
                              Attention:  Chief Executive Officer

                              With a copy to:

                              Friday, Eldredge & Clark
                              400 W. Capitol Avenue, Suite 2000
                              Little Rock, AR  72201
                              Telecopier No.:  501-244-5302
                              Attention:  Price C. Gardner, Esq.

                         Section 10.3   Amendment.            This
          Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                         Section 10.4   Waiver.   Any party hereto
          may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                         Section 10.5   Headings.    The  headings
          contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                         Section 10.6   Severability.     If   any
          term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced under any rule of law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

                         Section 10.7   Entire  Agreement.    This
          Agreement  constitutes the  entire agreement  among  the
          parties and supersedes all prior agreements and undertakings both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

                         Section 10.8   Assignment.           This
          Agreement shall not be assigned by operation of law or otherwise, except by the mutual written consent of the parties hereto.

                         Section 10.9   Parties    In    Interest.
          This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                         Section 10.10  Failure  or Indulgence Not
          Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

                         Section 10.11  Governing   Law.      This
          Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of law principles.

                         Section 10.12  Jurisdiction.          The
          parties hereto irrevocably consent to the jurisdiction of the United States federal courts and the state courts located in the State of Delaware in any suit or proceeding based on or arising under this Agreement and irrevocably agree that any and all claims arising out of this Agreement or related to the transactions contemplated by this Agreement shall be determined exclusively in such courts. The parties hereto irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding.

                         Section 10.13  Fees  and Expenses.   Each
          party to this Agreement shall bear its own costs and expenses in connection with the transactions contemplated by this Agreement, including without limitation, attorney's fees, accounting fees and fees of any investment bankers or other financial advisors.

                         Section 10.14  Counterparts.         This
          Agreement may be executed in one or more counterparts and by facsimile, each of which when executed shall be deemed an original and all of which taken together shall constitute one and the same Agreement.

                         Section 10.15  Joint       Participation.
          Informatix and AWT have participated in the drafting of this Agreement and hereby expressly acknowledge such joint participation. No provision of this Agreement shall be construed against any party because such party drafted such provision.

                         Section 10.16  Exhibits  and   Schedules.
          All Exhibits and Schedules attached hereto or delivered pursuant to this Agreement are incorporated by reference into, and made a part of, this Agreement.

                         IN WITNESS WHEREOF, Informatix and AWT have caused this Agreement to be executed as of the date first written above.


                                         Informatix  Holdings, Inc.


                                         By:   /s/  Robert deRosa, President




                                         Autologous Wound Therapy, Inc.


                                         By:   /s/  Dennis Hendren, President

    December 9, 1999 (9:35am)
















                     AUTOLOGOUS WOUND THERAPY, INC.
                      (A Development Stage Entity)

                        Financial Statements and
                      Independent Auditors  Report


               For the Period December 11, 1998 (Date of
               Incorporation) through December 31, 1998
                    and for the Nine Months Ended
                    September 30, 1999 (Unaudited)

                           AuTologous Wound Therapy Inc
                           (A Development Stage Entity)














                          INDEX TO THE FINANCIAL STATEMENTS
                          _________________________________



                                                             Page
                                                            ______


    Independent Auditors'  Report                              F2




    Balance Sheets as of December31, 1998 (auditied) and
      September 30, 1999 (unaudited)                          F3



    Statement of Operations for the period December 11,
      1998 (date of inception) through December 31, 1998
      (audited), for the nine months ended September 30,
      1999 (unaudited) and the period December 11, 1998
      (date of inception) through December 31, 1998
      (unauditied)                                            F4



    Statement of Changes in Stockholders Deficit for the
      period December 11, 1998 (date of inception) through
      December 31, 1998 (audited), for the nine months
      ended September 30, 1999 (unaudited) and the period
      December 11, 1998 (date of inception) through
      December 31, 1998 (unauditied)                          F5

    Statements of Cash Flows for the period December
      11, 1998 (date of inception) through December 31,
      1998 (audited), for the nine months ended September
      30, 1999 (unaudited) and the period December 11,
      1998 (date of inception) through December 31, 1998
      (unauditied)                                            F6



    Notes to Financial Statements                             F7

    Unaudited Pro Forma Condensed Consolidated Combined
      Balance Sheet (unaudited)                               P2

    Notes to Unaudited Pro Forma Condensed Consolidated
      Combinded Balance Sheet (unaudited)                     P3

                      INDEPENDENT AUDITORS  REPORT




     To the Stockholders and Board of Directors
     AuTologous Wound Therapy, Inc.
     Little Rock, Arkansas


     We have audited the accompanying balance sheet of AuTologous Wound Therapy, Inc. (a development stage entity) as of December 31, 1998, and the related statements of operations, changes in stockholders deficit and cash flows for the period December 11, 1998 (date of inception) through
     December  31,  1998.    These  financial  statements  are the
     responsibility   of   the   Company s   management.       Our
     responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AuTologous Wound Therapy, Inc. as of December 31, 1998, and the results of its operations, changes in stockholders deficit and cash flows for the period December 11, 1998 (date of inception) through December 31, 1998 in conformity with generally accepted accounting principles.

     L J SOLDINGER ASSOCIATES



     Arlington Heights, Illinois
     December 6, 1999

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                                    Balance Sheets


                                ASSETS
                                ______
                                                December 31,  September 30
                                                   1998          1999
                                                ---------     -----------
                                                             (Unaudited)
    Current Assets
     Cash                                       $     92  $  128,063
     Accounts receivable                               -      90,000
     Employee receivable                               -         970
     Note receivable - stockholder and related         -       5,500
     Prepaid expenses                              4,448       8,658
                                                  -------    -------

                        Total Current Assets       4,540     233,191
                                                  -------    -------

    Property and Equipment, Net                        -      57,677
    Other Assets                                       -      17,342
                                                  -------    -------
                                                $  4,540  $  308,210
                                                ========= ==========

                LIABILITIES AND STOCKHOLDERS  DEFICIT
                _____________________________________

    Current Liabilities
     Notes payable - stockholders and related   $   -     $  190,375
      parties
     Advances - stockholder and related party     20,728        -
     Current portion of long-term debt              -         15,558
     Accounts payable                              3,074      68,798
     Accrued expenses                               -         26,000
     Deferred revenue                               -         30,000
                                                  -------  ---------
         Total Current Liabilities                23,802     330,731
                                                  -------  ---------

    Long-Term Liabilities
     Long-term debt, net of current portion         -         28,945
     Deferred revenue                               -         60,000
                                                 --------   --------

         Total Long-Term Liabilities                -         88,945
                                                 --------   --------
                   Total Liabilities              23,802     419,676
                                                 --------   --------

    Stockholders  Deficit
     Common stock; $.10 par value; At December
        31, 1998 authorized - 1,000,000 shares;
        issued and outstanding - 100,000
        shares; At September 30, 1999
        authorized 1,000,000 shares;
        issued, issuable and outstanding
        - 68,875 shares                           10,000       6,887
     Additional paid-in capital                   (9,900)  2,805,775
     Stock subscription note receivable             -         (5,000)
     Deferred compensation                          -       (928,125)
     Deficit accumulated in the development      (19,362) (1,991,003)
      stage                                     --------- -----------

         Total Stockholders  Deficit             (19,262)   (111,466)
                                                 --------- ----------
                                                  $4,540     $308,210
                                                 ========= ==========

          The accompanying notes are an integral part
                     of the financial statements.

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                               Statements of Operations







                                 December 11,                      December 11,
                                     1998                             1998
                                   (Date of                        (Date of
                                  Inception)                       Inception)
                                   through                          through
                                 December 31,      September 30,   December 31,
                                     1998              1999           1998
                                 ------------      ------------    -----------
                                                  (Unaudited)     (Unaudited)

     Revenues                      $           -       $1,100       $1,100

     Operating Expenses
      Salaries and Wages                       -       746,952     746,952
      Consulting Expense                   3,000     1,050,681   1,053,681
      Legal                               14,180        54,882      69,062
      General and Administrative           2,182       118,387     120,569
        Expenses                    ------------   -----------  ----------

     Total Operating Expenses             19,362     1,970,902   1,990,264
                                    ------------   -----------  ----------

     Loss from Operations                (19,362)   (1,969,802) (1,989,164)
                                    -------------   ----------- -----------

     Other (Income) Expense
      Interest expense                         -         2,641       2,641
      Interest income                          -          (802)       (802)
                                    -------------   ------------ ----------
     Total Other Expense, Net                  -         1,839       1,839


     Net Loss                           $(19,362)  $(1,971,641) $(1,991,003)
                                    =============  ============ ============

     Basic Loss Per Common Share    $       (.19)  $    (23.72)
                                    =============  ============

     Weighted Average Shares             100,000        83,125
                                    =============  ============


              The accompanying notes are an integral part
                   of the financial statements.

                           AuTologous Wound Therapy Inc
                           (A Development Stage Entity)
                   Statement of Changes in Stockholders  Deficit








                                                                     Deficit
                                                                   Accumulated
                              Additional                            During the
                Common Stock   Paid-In   Subscription   Deferred   Development
               Shares  Amount  Capital    Receivable   Compensation   Stage
               ------  -----   -------    -----------   ----------  ---------

Balances,
 December 11,
 1998 (Date
 of Inception)     -   $    -   $    -     $       -    $     -      $    -
Common stock
 issued for
 Cash         100,000   10,000   (9,900)           -          -           -

Net loss           -        -        -             -            -    (19,362)
              -------   -------  --------    ---------    --------   --------

Balances,
 December 31,
 1998         100,000  10,000    (9,900)          -             -    (19,362)

Share
 retirement
 for employee
 stock option
 plan         (20,000) (2,000)    2,000            -           -           -

Share
  retirement
 for marketing
 option        (5,000)   (500)      500            -           -           -

Share
 retirement
 for private
 placement
 raise        (10,000) (1,000)   1,000             -            -          -

Common stock
 issued with
 private
 placement
 offering, net
 of offering
 costs          3,875    387   332,225         (5,000)          -          -

Warrant and
 Options issued
 under services
 agreement          -     -   994,950               -           -          -

Options issued
 under the Stock
 Option Plan        -     -  1,485,000              -    (928,125)         -

Net loss            -     -          -              -           -   (1,971,641)
                ------ ----- ----------    ------------ -----------  ----------

Balances,
 September 30,
 1999
 (Unaudited)   68,875 $6,887 $2,805,775      $(5,000)   $(928,125) $(1,991,003)
              ======= ====== ==========    ==========   ==========  ==========


                  The accompanying notes are an integral part
                           of the financial statements.

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                               Statements of Cash Flows


                       December 11, 1998                   December 11, 1998
                      (Inception) through   September 30, (Inception) through
                       December 11, 1998       1999        September 30, 1999
                       --------------- --  -------------    ----------------
                                            (Unaudited)       (Unaudited)
Cash Flows from
 Operating Activities

   Net loss                $(19,362)       $(1,971,641)      $(1,991,003)
   Adjustments to
    reconcile net loss
    to net cash
    provided by (used in)
    operating activities
      Depreciation and
       amortization               -              3,978             3,978
      Consulting expense
       recorded for
       issuance of warrants
       and options under
       service agreement          -            994,950           994,950
      Compensation expense
       recorded for issuance
       of stock under stock
       option plan - employees
       and officer                -            556,875           556,875
      Compensation expense
       recorded for the
       assumption of debt of
       of an officer - related
       party                      -             67,000            67,000
      Increases in assets and
       liabilites
         Accounts receivable      -            (90,000)          (90,000)
         Prepaid expenses     (4,448)          (21,552)          (26,000)
         Accounts payable     23,802             7,861            31,663
         Accrued expenses                       26,000            26,000
         Deferred revenue                       90,000            90,000
                             -------          --------          ---------

         Total Adjustments    19,354         1,635,112          1,654,466
                             -------         ---------          ---------

         Net Cash Used in
          Operations             (8)          (336,529)          (336,537)
                             -------         ----------         ----------
Cash Flows from Investing
  Activities;
 Advances to stockholders         -             (5,500)            (5,500)
 Advances to employees            -               (970)              (970)
                             -------         ----------         ----------

         Net Cash Used in
          Investing
          Activities              -             (6,470)            (6,470)
                             --------        ----------         ----------

Cash Flows from Financing
 Activities Repayments on
 long-term debt                   -             (7,092)            (7,092)
 Proceeds from notes payable -
  stockholders, net of
  repayments                      -             123,375            123,375
 Proceeds from sale of common
  stock, net of offering costs
  paid                           100            354,687            354,787
                             -------          ---------          ---------

         Net Cash Provided
          by Financing
          Activities             100            470,970            471,070
                             -------          ---------          ---------


Net Increase in Cash              92            127,971            128,063

Cash, Beginning of Period         -                  92                 -
                            --------           --------           --------
Cash, End of Period        $      92           $128,063           $128,063
                            ========           ========           ========

Cash Paid for Interest     $      -            $  2,641           $  2,641
                            ========           ========           ========

Cash Paid for Income
 Taxes                     $      -            $     -            $    -
                            ========           ========          =========

                 The accompanying notes are an integral part
                         of the financial statements.

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


        NOTE 1 - DESCRIPTION OF THE BUSINESS

        AuTologous Wound Therapy, Inc. (the Company ) was incorporated under the laws of the state of Arkansas on December 11, 1998. The Company, a development stage entity, is in the business of providing proprietary, turnkey solutions to the chronic wound care field through its AuTolo-Cure system developed by the founder of the Company.

         In November 1999, the Company merged with and into Informatix Holdings, Inc. ( Informatix ), a company incorporated under the laws of the state of Delaware, with Informatix as the surviving legal entity. Informatix was a public shell company, defined as an inactive, publicly-quoted company with nominal assets and liabilities. In connection with the merger, Informatix exchanged 50 shares of Informatix common stock and 50 shares of Informatix series B convertible preferred stock in exchange for each issued and outstanding share of common stock of the Company after adjusting for a one-for-two reverse common stock split on November 8, 1999. As a result of the exchanges, the stockholders of the Company gained a controlling interest in Informatix (see
        Note 14).

        The financial statements of Informatix Holdings, Inc. are not included in this presentation.


        NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of  Presentation
        _______________________

    The Company s financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles, and have been presented on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

    Interim Information
    ___________________

    The interim financial data as of September 30, 1999 and for the nine months then ended is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to fairly present the financial position and results of operations of the Company for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for a full fiscal year.

    Development Stage Enterprise
    ____________________________

    The Company is a Development Stage Enterprise, as defined in Statement of Financial Accounting Standards No. 7 ( SFAS No. 7") Accounting and Reporting for Development Stage Enterprises. Under SFAS No. 7, certain additional financial information is required to be included in the financial statements for the period from inception of the Company to the current balance sheet date. Since the inception of the Company, management has been in the process of raising capital through stock offerings and its merger with Informatix Holdings, Inc., hiring personnel, obtaining customers and developing and marketing the Company s product line.

    Use of Estimates
    ________________

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


    NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


    Loss Per Share
    ______________

    Loss per  share is calculated  in accordance with  Statement of
    Financial Accounting  Standard  No. 128   Earnings Per  Share.
    Basic loss per share is computed based upon the weighted average number of shares of common stock outstanding for the period and excludes any potential dilution. Diluted earnings per  share  reflect  potential dilution  from  the  exercise of conversion of securities into common stock. Options and warrants to purchase common stock are not included in the computation of diluted loss per share because the effect of these instruments would be anti-dilutive for the loss periods presented.

    Segment Information
    ___________________

    The Company operates as a provider of health delivery systems in the chronic wound field.

       Fair Value of Financial Instruments
       ___________________________________

       The carrying value of accounts receivable, accounts payable and accrued expenses approximates the fair market value due to the relatively short maturity of these instruments.

       Cash Equivalents
       ________________

       For purposes of the statements of cash flows, the Company considers all highly-liquid instruments purchased with a maturity of three months or less to be cash equivalents.

       Concentration of Credit Risk
       ____________________________

       The Company provides credit in the normal course of business and performs ongoing credit evaluations of its customers.

       During the periods presented in these financial statements, the Company maintained cash balances in a money market fund at a financial brokerage firm. These funds are not covered under the Federal Deposit Insurance Corporation ( FDIC ). At September 30, 1999, the amount of funds in accounts not covered under FDIC insurance was $116,650. Management does not believe that a significant risk existed by maintaining balances in the money market account.

       Revenue Recognition
       ___________________

       Revenue from the sale of disposable supplies are recognized when these supplies are shipped to the customer. Revenue from licensing agreements entered into with hospitals, clinics and wound care facilities for the licensing of technology are recognized over the life of the agreement. The Company also recognizes revenue for training, certification and for billing services at the time such services are performed.

       Property and Equipment
       ______________________

       Property and  equipment  are  recorded  at cost.    Property  and
       equipment are depreciated using the straight-line method over their estimated useful lives of five years.

       Income Taxes
       ____________

       The Company accounts for its income taxes under Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. Income taxes are recorded in the period in which the related transactions have been recognized in the financial statements, net of the valuation allowances which have been recorded against deferred tax assets. Deferred tax assets and/or liabilities are recorded for the expected future tax consequences of temporary differences between the tax basis and financial reporting basis of assets and liabilities.
       NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited



       Compensatory Stock-Based Arrangements
       _____________________________________

       Management has elected to utilize the guidelines of Accounting Principles Board Opinion No. 25 to account for the value of stock-based compensation arrangements that have been entered into by the Company in exchange for services performed by employees and independent contractors.

       Stock Splits
       ____________

       On June 8, 1999 , the Company s Board of Directors approved a one thousand-for-one common stock split. Stockholders of record on June 8, 1999 received one thousand shares of common stock for each share held on that date. All share numbers in these financial statements and notes presented herein have been adjusted to reflect the one thousand-for-one common stock split. While not changing stockholders deficit in the aggregate, the common stock split did change the allocation of capital between par value and additional paid-in capital.

       NOTE 3 - NOTE RECEIVABLE - STOCKHOLDER AND RELATED PARTY

       In July 1999, the Company loaned $5,500 to BDR Consulting, Inc. The loan is due and payable on July 1, 2000 and bears interest at the rate of 7.5 percent per annum.


       NOTE 4 - PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following:
                                                December 31,  September 30,
                                                   1998          1999
                                                               (Unaudited)

          Medical equipment                      $     -            $10,060
          Medical equipment under capital lease        -             51,595
                                                  -------          --------

                                                       -             61,655
          Accumulated depreciation                     -             (3,978)
                                                  -------           --------

          Total                                  $     -             $57,677
                                                  ========           =======


       NOTE 5 - NOTES PAYABLE - STOCKHOLDERS AND RELATED PARTIES

       During 1999, the Company was advanced funds by stockholders of the Company to meet working capital requirements. The advances are payable on demand with interest at rates, originally, ranging from .05% to 1% per annum. Certain of the advances were guaranteed by the founder of the Company pledging his stock in the Company to secure repayment. In July 1999, the Company and stockholders agreed to waive the interest payable. Management has not discounted the below market rate loans due to their immateriality.

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


       NOTE 6 - LONG-TERM DEBT

       During 1999, the Company entered into agreements to lease medical equipment in the amount of $51,595. As of September 30, 1999 the Company was obligated on these leases in the amount of $44,503. These borrowings bear interest at rates ranging from approximately 14% to 16% per annum and are payable in equal monthly installments of $1,765, consisting of principal and interest payments, and mature between February and May 2002. The equipment has been pledged as collateral for the lease.

       The following is a schedule by year of future minimum lease payments required under the capital leases together with the present value of the net minimum lease payments as of September 30, 1999:
                                                    (Unaudited)
                                                    -----------

                   2000                               21,176
                   2001                               21,176
                   2001                               11,443
                                                   ------------


                   Total minimum lease payments       53,795
                   Less amount representing
                     interest                         (9,292)
                                                   ------------

                   Present value of net minimum
                   lease payments                     44,503
                   Less amount due within one year   (15,558)
                                                   ------------

                   Noncurrent portion                $28,945
                                                   ============

       NOTE 7 - DEFERRED REVENUE

       The Company entered into an agreement on September 23, 1999 to license two AuTolo-Cure systems, each for a period of 36 months with total payments due of $45,000 per system. The Company will amortize the revenue from these licenses on a straight line basis beginning in October, 1999 over the lives of the agreements.


       NOTE 8 - INCOME TAXES

       Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


       liabilities reflected on the financial statements and the amounts used for income tax purposes. The tax effects of temporary differences and net operating loss carryforwards that give rise to significant portions of the deferred tax assets recognized at December 31, 1998 are presented below:

               Deferred tax assets :
                    Federal and state deferred tax
                     benefit arising from net
                     operating loss carryforwards     $ 3,600
                                                      -------

                                                       3,600
               Less valuation allowance               (3,600)
                                                      -------

               Total deferred tax assets             $    -
                                                      =======
       NOTE 8 - INCOME TAXES (Continued)

       Income tax benefit consists of the following at December 31, 1998:

               Current
                    Federal                          $    -

                    State                                  -
               Deferred
                    Federal                                -
                    State                                  -
                    Tax benefit of net operating
                    loss carryforward                  3,600
                                                     -------

                                                       3,600
               Less valuation allowance               (3,600)
                                                     -------

                           Total                     $    -
                                                     -------

       The Company has a loss carryforward of approximately $19,362 as of December 31, 1998 that may be offset against future taxable income. The carryforward will expire in 2018.

       The following table presents the principal reasons for the difference between the Company's effective tax rates and the United States federal statutory income tax rate of 15% at December 31, 1998:

               U.S. federal statutory income tax         15%

               Federal income tax benefit at
                statutory rate                        $2,904
               State and local income tax benefits,
                   net of effect of federal benefit      696

               Valuation allowance for deferred
                   tax benefit                        (3,600)
                                                     --------

                    Income Tax Expense               $    -
                                                     ========

                    Effective Income Tax Rate             0%
                                                     ========


       NOTE 9 - CAPITAL STOCK ACTIVITY

       On December 11, 1998, the Company issued 100,000 shares of common stock, with a par value $1.00, for a purchase price of $100.

       On March 8, 1999, the sole shareholder of the Company returned 5,000 shares of common stock to the Company to be reserved for issuance under a consulting and marketing agreement with Sigma Health Care Consulting (see Note 13).

       On April 29, 1999, the Company and its sole shareholder entered into an agreement with Quasar Investments, LLC where the sole shareholder returned 10,000 shares of common stock to the Company to be held for a private placement offering through the efforts of Quasar Investments, LLC.

       On June 8, 1999, the Company amended its Articles of Incorporation changing the par value of its common stock to $.01 per share and authorizing the issuance of up to 1,000,000 shares of common stock.
                                  F-11

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


       NOTE 9 - CAPITAL STOCK ACTIVITY (Continued)

       On June 8 , 1999, a shareholder of the Company returned 20,000 shares of common stock to the Company to be reserved for issuance under the Non-Qualified Stock Option Plan.

       In September 1999, the Company was in the process of completing a private placement offering of 5,000 shares of common stock for an aggregate purchase price of $500,000, under exemptions of the Securities and Exchange Act of 1933. At September 30, 1999, the Company had issued 3,875 shares, raised $382,500 and had a subscription receivable in the amount of $5,000. Costs related to offering amounted to $54,887.


       NOTE 10 - NON-QUALIFIED STOCK OPTION PLAN

       On June 8, 1999, the Company adopted a Non-Qualified Stock Option Plan (the NSO Plan ) which provides for the granting of options to employees, officers, directors and consultants of the Company. The number of shares which can be purchased under this plan is limited to 20,000 shares, adjustable for changes in the capital structure of the Company. The exercise prices of the options granted under the NSO Plan are to be determined by the Board of Directors or other NSO Plan administrators on the date the option is granted. The expiration date for an option granted shall be determined at the discretion of the board of directors and shall not expire later than ten years after date of grant. Any options which have not been exercised prior to termination of services will be deemed canceled immediately as a result of resignation or dismissal and after 180 days subsequent to death or disability. The Company will incur compensation expense to the extent that the market value of the stock at the date of grant to employees exceeds the amount the grantee is required to pay for the options (see Notes 11 and 12). As of September 30, 1999, the Company had issued 15,000 options under the plan.


       NOTE  11  -  SUPPLEMENTAL  CASH  FLOW  DISCLOSURES -  NON  CASH
       TRANSACTIONS

       Accounts payable at September 30, 1999 included $10,060 related to the purchase of property and equipment.

       In 1999 the Company entered into capital leases to acquire property and equipment in the amount of $51,595.

       At September 30, 1999, offering costs of $27,074 were unpaid and included in accounts payable.

       Proceeds from stock sales are reflected net of a stock subscription receivable amounting to $5,000.

       The Company incurred $1,485,000 of compensation expense in connection with the issuance of options to employees under the Company s stock option plan. The exercise prices were 1% of the fair market value of the underlying common stock and therefore the Company has recorded the issuances of these options in the same manner as if common stock had been granted. As of September 30, 1999, $556,875 of the $1,485,000 had been expensed as compensation for services rendered, and the remaining $928,125 had been recorded as deferred compensation and will be ratably expensed over the period ending December 31, 2000 as services are rendered by the employees (see Note
       12).


       NOTE 12 - RELATED PARTY TRANSACTIONS - NOT DESCRIBED ELSEWHERE

       BDR Consulting, Inc. is the managing member of, and significant investor in, Quasar Investments, LLC which owns a controlling interest in the Company. BDR Consulting, Inc., through a voting trust agreement, is entitled to vote on matters relating to election of Directors, merger, sale and liquidation of the Company on behalf of Quasar Investments, LLC. As of September 30, 1999, Quasar Investments, LLC owned 74% of the outstanding stock of the Company.

       BDR Consulting,  Inc. is  also affiliated  with BDR  Investment
       Partnership  through common ownership.   The principal  in both
       entities is an employee of the Company.

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


       NOTE 12 - RELATED PARTY TRANSACTIONS  - NOT DISCLOSED ELSEWHERE
       (Continued)

       On February 23, 1999, the Company and BDR Consulting, Inc. ( BDR ) entered into a consulting agreement. The agreement called for BDR to provide contacts, potential investors, expertise in marketing, general business and certain legal services required by the Company. Initially, the Company was to pay a consulting fee of ten percent of the gross value of any contracts entered into with a party introduced by BDR. On October 28, 1999, BDR assigned its rights to the consulting fees to BDR Investment Partnership (see Note 14).

       On October 29, 1999, the Company and BDR entered into a subsequent consulting agreement, providing that BDR would receive compensation based on the annualized gross revenue of the Company. The amended agreement specified a graduated monthly fee as follows: $6,000 per month on annual revenues of $0 to $7.5 million; $10,000 per month if annualized revenues are $7.5 million to $14 million; $15,000 per month if annualized revenues are $14 million to $25 million; and $20,000 per month if annualized gross revenues are in excess of $25 million. The consulting fees is to be based on the rolling twelve month aggregate gross revenues of the Company measured as of the close of the month immediately prior to the month for which payment due is being calculated. The amended agreement has a term of five years from the date of amendment.

       On April 27, 1999, the founder and sole stockholder of the Company, the Company and Quasar Investments, LLC entered into an agreement, effective May 1, 1999, which amended an earlier option agreement between the founder and Quasar Investments, LLC. Under the amended agreement, the Company is to pay the founder a royalty of five percent of the gross profit derived from the sale, license or other exploitation of the intellectual property of the Company, payable thirty days after the end of each quarter, in exchange for the founder delivering fifty-one percent of the issued and outstanding common stock of the Company, held by the founder to Quasar Investments, LLC. On October 29, 1999, the Company and the stockholder amended the royalty agreement, whereby the royalty would be limited to $1,000,000 in the aggregate during any four consecutive quarters. The agreement also calls for the stockholder to be paid a consulting fee of $50,000 per year should royalty fees exceed $150,000 per year.

       On June 8, 1999, the principal stockholders and the Company entered into an agreement whereby those stockholders would be required to give the Company the right of first refusal to purchase the stock if any of those stockholders desired to sell their stock to anyone but the stockholders involved (see Note
       14).

       On September 1, 1999 the Company granted options to purchase 5,000 shares of the Company s common stock to the President and Director of the Company, 7,000 shares of the Company s common stock to the Chief Operating Officer and Director of the Company and 3,000 shares to the VP of Marketing and a Director of the Company. The exercise price for each issuance was $1.00 per share which represented 1% of the fair market value of the stock at that date (see Note 10).


       NOTE 13 - COMMITMENTS AND CONTINGENCIES

       On February 13, 1999, the Company filed a patent application with the United States Patent and Trademark Office for an Improved Enriched Platelet Wound Healant, which encompasses the AuTolo-Cure system.

       On March 8, 1999, the Company and Sigma Health Care Consulting, Inc. ( Sigma ) entered into a consulting and marketing agreement whereby Sigma would use its contacts to place the AuTolo-Cure system into high profile hospitals. The agreement calls for Sigma to receive shares of common stock, in an amount up to 2.5% of the issued and outstanding common stock shares, upon closing of sales or licensing agreements with two high profile hospitals. The agreement also limits the maximum issuance amount to 5% of the issued and outstanding common stock for placement of systems in five high profile hospitals. The Company is in the final stages of renegotiating the agreement, and has agreed in principal with Sigma to rescind the prior agreement and pay Sigma a one time fee of $3,000 for consulting services performed and issue an option to purchase 1,000 shares of common stock at an exercise price of $200 per share with a term of five years.

                            AuTologous Wound Therapy, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


       NOTE 13 - COMMITMENTS AND CONTINGENCIES (Continued)

       On September 22, 1999 the Company, Keith Bennett, M.D. ( Bennett ) and Bennett Medical, LLC ( BMI ) entered into a service agreement whereby Bennett and BMI agreed to test the AuTolo-Cure system on 75 cases on behalf of the Company. The Company is obligated to provide operational and technical support in connection with the technology. As compensation for the trials, Bennett and BMI are to retain all professional fees associated with the trials and to receive a warrant to purchase up to 5,000 shares of the Company s common stock, upon completion of the trials. The warrant may be exercised at any time after January 1, 2000 and is exercisable through September 22, 2004. The exercise price of the warrant is $.01 per share of underlying common stock. Upon exercise of the warrant, BMI will be entitled to participate in the Non-Qualified Stock Option Plan (see Note 10) on a one-for-one basis with the number of shares exercised under the warrant. BMI will also act as a sales agent for the lease of equipment, licensing fees, sale of disposable supplies and training services for the Company. The agreement calls for BMI to receive a commission of twenty five percent of the gross profit from these sales and licenses to customers designated in their sales territory and to receive a commission of five percent of the gross profit for sales and licenses to certain designated customers. On October 29, 1999, the Company and BMI amended the commission agreement whereby BMI waived the five percent commission on the gross profit of sales and licenses to certain designated customers in exchange for an option to purchase 135,000 shares of Informatix Holdings, Inc. (see Note 14) at an exercise price of $1.00 per share. As of September 30, 1999 BMI had completed the 75 trials under the agreement. The Company recorded consulting expense in the amount of $994,950 for the difference in price between the exercise price of the warrant and option versus the fair market value of the common stock.

       On September 23, 1999, the Company and Little Rock Foot Clinic ( LRFC ) entered into an agreement whereby the Company would pay a commission equal to five percent of the gross profit earned on any sales, licenses or training that LRFC is directly responsible for providing to the Company. The Company licensed one machine to LRFC for an unlimited period, at no charge, in return for being the first commercial operation to utilize the process. The Company intends on rescinding the commission agreement in return for providing stock options to LRFC.


       NOTE 14 - SUBSEQUENT EVENTS

       On October 29, 1999, the Company and BDR Investment Partnership amended the February 23, 1999 consulting agreement whereby the Company issued 50,000 shares of common stock to BDR Investment Partnership in exchange for cancellation of the agreement. This resulted in the Company recording deferred consulting fees of $5,000,000, which will be amortized over the five year term of the agreement. The deferred fees are not recorded in these financial statements.

       On November 4, 1999, the Company consummated a plan of merger and reorganization with Informatix Holdings, Inc. ( Informatix ), a Delaware corporation, with Informatix as the surviving legal entity. The merger will be accounted for as a recapitalization and the financial statements of the Company will become those of the surviving entity as adjusted for the merger. After the merger, Informatix changed its name to AuTologous Wound Therapy, Inc. The merger calls for the exchange of each share of the Company s common stock for 50 shares of Informatix common stock, par value $.0001 and 50 shares of Informatix series B convertible preferred stock, par value $.0001 after adjusting for a one-for-two reverse common stock split on November 8, 1999. Each warrant and option share of the Company was exchanged for a similar option or warrant to acquire 50 shares of Informatix common stock and 50 shares of Informatix series B convertible preferred stock. In conjunction with the merger, the Company rescinded the right of first refusal agreement of sale of shares of the Company s common stock between certain stockholders. These financial statements do not reflect the recapitalization.

       In October 1999, a director of the Company forgave loans to the Company totaling $25,000 in exchange for receiving three percent of the outstanding stock of the Company from the founder of the Company.

       The Company executed a new 60  month lease for office space  in
       Little  Rock, Arkansas, commencing  December 1, 1999.   Monthly
       payments under the lease are $3,000.

   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED BALANCE SHEET






     The following unaudited pro forma condensed consolidated combined balance sheet is based on the historical balance sheets of AuTologous Wound Therapy, Inc. as of September 30, 1999 and of Informatix Holdings, Inc. as of November 4, 1999. The two entities merged on November 4, 1999 with Informatix Holdings, Inc. being the legal survivor. This merger has been treated as a recapitalization of AuTologous Wound Therapy, Inc. Therefore at the date of the merger the financial statements of AuTologous Wound Therapy, Inc. become those of Informatix Holdings, Inc.

     Specifically, the following unaudited pro forma condensed consolidated combined balance sheet presents the recapitalization of AuTologous Wound Therapy, Inc. as if the merger had been consummated as of September 30, 1999 but uses the historical numbers of Informatix Holdings, Inc. as of November 4, 1999, the actual date of the merger. The information presented is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, the separate historical financial statements and the notes thereto appearing elsewhere in this Form10SB or incorporated elsewhere in this Form10SB by reference. The unaudited pro forma condensed combined financial data has been included for comparative purposes only and does not purport to be indicative of the financial position which actually would have been obtained if the merger had been effected at September 30, 1999.

                          AUTOLOGOUS WOUND THERAPY, INC
             Pro Forma Condensed Consolidated Combined Balance Sheet

                                AuTologous   Informatix
                                  Wound       Holdings   Recapital-
                                 Therapy,       Inc.     ization    Pro Forma
                              September 30,  November 30,
                                  1999          1999
                                ----------    ---------   ---------  ---------

                                  ASSETS
                                 ______
Current Assets
  Cash                         $128,063       $288,935          -     $416,998
 Accounts receivable            90,000               -          -       90,000
 Employee receivable               970               -          -          970
 Interest receivable                 -          13,263          -       13,263
 Note receivable                     -         110,000          -      110,000
 Note receivable -
  stockholder and
  related party                  5,500               -          -        5,500
 Prepaid expenses                8,658               -          -        8,658
                               -------         --------     -------   --------
      Total Current Assets     233,191          412,198          -     645,389

   Property and Equipment,
    Net                         57,677                -          -      57,677

   Other Assets                 17,342                -          -      17,342
                               -------          -------    --------   --------
                              $308,210         $412,198          -    $720,408
                              ========         ========    ========   ========

                 LIABILITIES AND STOCKHOLDERS  EQUITY (DEFICIT)
                 ______________________________________________

Current Liabilities
  Notes payable -
  stockholders and
  related parties             $190,375      $       -    $     -      $190,375
    Notes payable -
     stockholders                    -         77,500          -        77,500
    Current portion of
     long-term debt             15,558              -          -        15,558
    Accounts payable            68,798              -          -        68,798
    Accrued expenses            26,000         42,617          -        68,617
    Deferred revenue            30,000              -          -        30,000
                               -------        -------     ------        ------
         Total Current
           Liabilites          330,731        120,117          -       450,848
                               -------        -------     -------      -------

Long-Term Liabilities
  Long-term debt, net of
   current portion              28,945              -          -         28,945
      Deferred revenue          60,000              -          -         60,000
                              --------         -------    -------       -------
         Total Long-Term
           Liabilites           88,945              -          -         88,945
                              --------         -------    -------       -------

Stockholders  Equity (Deficit)
  Common stock: AuTologous       6,887               -     (6,887)            0
  Common stock: Informatix           -             534        344           878
  Preferred stock series A
   5% cumulative                     -             163          -           163
  Preferred stock series B           -               -        600           600
  Additional paid-in
    capital                   2,805,775       3,257,903 (2,905,076)   3,158,602
  Subscription receivable        (5,000)        (55,500)         -     (60,500)
  Deferred compensation        (928,125)              -          -    (928,125)
  Deficit accumulated in the
   development stage         (1,991,003)     (2,911,019) 2,911,019  (1,991,003)
                             -----------     ----------  ---------   ---------
        Total Stockholders
          Equity (Deficit)    (111,466)         292,081         -      180,615
                             -----------     ----------  ---------   ---------
                               $308,210        $412,198  $      -     $720,408
                             ===========     ==========  ==========   ========


        The accompanying notes are an integral part of this unaudited pro forma condensed consolidated combined balance sheet.

                NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                         COMBINED BALANCE SHEET (UNAUDITED)


     (1) The unaudited pro forma information presents the recapitalization of AuTologous Wound Therapy, Inc. as if the merger with Informatix Holdings, Inc. had been consummated as of September 30, 1999, but uses the historical numbers of Informatix Holdings, Inc. as of November 4, 1999, the actual date of the merger.

     (2) The recapitalization is reflected with the issuance of stock by AuTologous Wound Therapy, Inc., represented by the outstanding shares of Informatix Holdings, Inc., in exchange for the assets and liabilities of Informatix Holdings, Inc.

     (3) This presentation assumes the issuance of approximately 3,443,750 shares of Informatix Holdings, Inc. common stock and an equal number of Informatix Series B convertible preferred stock to the stockholders of AuTologous Wound Therapy, Inc. in return for all of the outstanding shares of AuTologous Wound Therapy, Inc.
          In connection with the recapitalizaton, the par value of the common stock has been changed to that of Informatix Holdings, Inc. ; $.0001.

     (4)  There were no intercompany  balances during the  periods
          presented.    All intercompany  transactions  have  been
          eliminated.